Execution Copy

Stock and Asset Purchase Agreement

by and among

Cardiome Pharma Corp.,

Cardiome International AG,

Murk Acquisition Sub, Inc.,

Correvio llc,

And

CarCor Investment Holdings LLC

Dated as of November 18, 2013

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-ii-

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Exhibits

Exhibit A	Stock Legends

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of IP Agreement

Exhibit E	Form of Asset Purchaser Promissory Note

Exhibit F	Form of Unit Purchaser Promissory Note

Annexes

Annex 1	Company Disclosure Schedule

Annex 2	Parent Disclosure Schedule

Annex 3	Closing Actions

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Stock and Asset Purchase Agreement (this “Agreement”), dated as of November 18, 2013 (the “Closing Date”), by and among Cardiome Pharma Corp., a corporation existing under the laws of Canada (“Parent”), Cardiome International AG, a company continued under the laws of Switzerland and wholly owned subsidiary of Parent (“Asset Purchaser”), Murk Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Asset Purchaser (“Unit Purchaser,” and together with Parent and Asset Purchaser, the “Purchaser Entities”), Correvio LLC, a Delaware limited liability company (the “Company”), and CarCor Investment Holdings LLC, a Delaware limited liability company (the “Seller”).

Introduction

WHEREAS, the Seller owns all of the issued and outstanding membership interests in the Company, including all of the Units;

WHEREAS, the Company owns all of the Transferred Assets;

WHEREAS, Asset Purchaser wishes to purchase from the Company, and the Company wishes to sell to Asset Purchaser, the Transferred Assets;

WHEREAS, Unit Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to Purchaser, all of the Units;

WHEREAS, certain capitalized terms have the meanings set forth in Section 1.1.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and other agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Defined Terms; Interpretation

SECTION 1.1           Defined Terms. As used in this Agreement, the terms set forth below shall have the following meanings:

“Acceleration Event” has the meaning specified in Section 3.4(e).

“Accountant” has the meaning specified in Section 7.3(d).

“Acquired Inventory” has the meaning specified in Section 4.8.

“Adjusted Cash Consideration” has the meaning specified in Section 3.2(f).

“Affiliate” of a Person means any other Person who directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with such Person.

“Aggregate Consideration” means (i) Transferred Asset Consideration and (ii) the Unit Consideration.

“Agreement” has the meaning specified in the Preamble.

“Applicable Interest” means a rate per annum equal to 10%, which shall accrue from day to day on the outstanding Adjusted Cash Consideration (as finally adjusted pursuant to Section 3.2) and be compounded annually.

“Asset Purchaser” has the meaning specified in the Preamble.

“Asset Purchaser Promissory Note” means a transferrable, non-interest bearing promissory note substantially in the form attached as Exhibit E, which note may be satisfied by the delivery of the Transferred Asset Share Consideration.

“Authorizations” has the meaning specified in Section 4.11(b).

“B.C. Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Business” means the business of the Company and its Subsidiaries as now being conducted and in a manner consistent with past practice.

“Business Day” means a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York or the Province of British Columbia.

“Canadian Securities Laws” means the B.C. Securities Act, together with all other applicable Canadian provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Cash Consideration” means twelve million United States dollars ($12,000,000).

“Cash Receipts” means, for any calendar month, the aggregate amount of actual cash receipts received by Parent or its Subsidiaries (including, after the Closing, the Company) in respect of the sale to customers, distributors, wholesalers or other third parties in the ordinary course of business of any Product but excluding cash receipts received in connection with any sale of any Product among Parent and any of its Subsidiaries.

“Change of Control” means (i) a merger or consolidation of any party with or into any Person in a transaction or series of related transactions that results in more than 50% of the voting securities of such party or the surviving, resulting or parent entity in such transaction or series of related transactions that are outstanding immediately after the consummation thereof being held by Persons other than those Persons that (individually or collectively) held such voting securities of such party immediately prior to the consummation thereof, or (ii) a sale or other disposition in a transaction or series of related transactions of all or substantially all of the assets or voting securities of such party.

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“Chosen Courts” has the meaning specified in Section 12.6(b).

“Closing” has the meaning specified in Section 2.4.

“Closing Date” has the meaning specified in the Preamble.

“Closing Statement” has the meaning specified in Section 3.2(a).

“COBRA” has the meaning specified in Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Laws.

“Code” means the United State Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means, with respect to Parent’s performance of certain of its obligations hereunder, the level of efforts required to carry out an obligation in a sustained manner consistent with the efforts a pharmaceutical company of similar size and resources as Parent devotes to therapeutic products of similar profit potential, based on market conditions then prevailing (including the extent of legal market exclusivity then reasonably expected, the existence of generic alternatives to Products in the applicable market, and the availability of reimbursements from the applicable Governmental Authorities with respect to sales of Products in the applicable market), consistent with the exercise of prudent scientific and/or business judgment in accordance with generally accepted practices in the pharmaceutical industry applicable to companies of similar size and resources as Parent.

“Common Shares” means the common shares, no par value, of Parent.

“Company” has the meaning specified in the Preamble.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser Entities prior to or concurrently with the execution of this Agreement.

“Company Financial Statements” has the meaning specified in Section 4.5(a).

“Company IP” means all Company Registered IP and all other Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company’s Knowledge” or “to the Knowledge of the Company” means the actual knowledge of Bert van den Bergh, Jürgen Raths, Michael Grau or James Armstrong, prior to the execution of this Agreement.

“Company Leased Real Property” has the meaning specified in Section 4.7(a).

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“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, effective as of November 18, 2013, by and among the members of the Company listed therein.

“Company Material Adverse Effect” means any material adverse change to the financial condition, properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, other than (i) any change resulting from any of the following: (A) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the taking of any action expressly required to be taken hereby or consented to in writing by Parent, or the resignation, termination or other change to the employment of employees of the Company and its Subsidiaries by Parent or its Subsidiaries, (B) changes in general economic conditions or the securities, credit or financial markets in general, (C) general changes or developments in the industries in which the Company and its Subsidiaries primarily operate, including general changes in Laws, policies, mandates, guidelines or other requirements of any Governmental Authority across such industries, (D) any national or international political event, including outbreaks of terrorism or war or natural disasters, or (E) the entry into markets of one or more generic products that contain the same or essentially similar active pharmaceutical ingredient as Aggrastat™; provided that, with respect to clauses (i)(B), (i)(C) and (i)(D), such change, event, circumstance or development does not (A) primarily relate only to (or have the effect of primarily relating only to) the Company and its Subsidiaries or (B) disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the pharmaceutical industry, or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the exception in this clause (ii) shall not apply to the underlying causes of any such failure or prevent any of the underlying causes from being taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Plan” has the meaning specified in Section 4.14(g).

“Company Product” means any product sold, marketed or distributed by the Company or its Subsidiaries.

“Company Registered IP” has the meaning specified in Section 4.12(a).

“Company Restricted Cash” means an amount of cash equal to the Total Restricted Cash less the Subsidiary Restricted Cash.

“Company’s Most Recent Audited Balance Sheet Date” has the meaning specified in Section 4.5(a).

“Confidentiality Agreement” means the Second Amended and Restated Confidentiality Agreement, dated as of October 3, 2013, between the Company and Cardiome Pharma Corp.

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“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, sublease, conditional sale contract, mortgage, indenture, guarantee, license, sublicense, franchise, insurance policy, commitment, open purchase order, instrument or other arrangement or agreement, whether written or oral.

“Control” means the direct or indirect possession of the power to elect at least a majority of the Board of Directors or other governing body of a Person through the ownership of voting securities, ownership or partnership interests, by contract or otherwise or, if no such governing body exists, the direct or indirect ownership of 50% or more of the equity interests of a Person.

“Current Representation” has the meaning specified in Section 12.13(a).

“D&O Insurance Policies” has the meaning specified in Section 7.6(b).

“Deductible” has the meaning specified in Section 9.4(a).

“Deferred Consideration Payment Audit” has the meaning specified in Section 7.3(c).

“Deferred Consideration Payment Period” has the meaning specified in Section 3.4(b).

“Deferred Consideration Payment Statement” has the meaning specified in Section 3.4(b).

“Deferred Consideration Payments” has the meaning specified in Section 3.4(a).

“Designated Person” has the meaning specified in Section 12.13(a).

“Determination Date” has the meaning specified in Section 3.2(e).

“Disclosure Schedules” means the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Disputed Amounts” has the meaning specified in Section 3.2(c).

“DOL” means the United States Department of Labor.

“EMA” has the meaning specified in Section 4.11(a).

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with another Person as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Pension Plan” has the meaning specified in Section 4.14(k).

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“Escrow Agent” has the meaning specified in Section 3.5(a).

“Escrow Agreement” has the meaning specified in Section 3.5(a).

“Escrow Amount” means an amount equal to one million United States dollars ($1,000,000), as adjusted from time to time in accordance with the terms of this Agreement and the Escrow Agreement.

“Escrow Fund” has the meaning specified in Section 3.5(a).

“FDA” has the meaning specified in Section 4.11(a).

“Financial Information” has the meaning specified in Section 7.3(c).

“Foreign Benefit Plan” has the meaning specified in Section 4.14(w).

“Fraud” has the meaning specified in Section 9.4(a).

“Fundamental Representations” has the meaning specified in Section 9.5.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means: (a) any multinational, federal, state, provincial, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX or the NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Indebtedness” means, with respect to the Company and its Subsidiaries as of any time of determination and without duplication: (a) all obligations for borrowed money, including the current portion of all long-term indebtedness, whether or not evidenced by bonds, debentures, notes, drafts or similar instruments (in each case, including all obligations for the outstanding principal amount, accrued and unpaid interest, prepayment penalties, premiums, fees, penalties, expenses, breakage costs and bank overdrafts thereunder); (b) all obligations for the deferred and unpaid purchase price of property or services (other than trade payables and accrued expenses incurred in the ordinary course of business); (c) all reimbursement obligations with respect to letters of credit, banker’s acceptances issued for the account of the Company or any of its Subsidiaries or similar credit transaction securing obligations of a third party to the extent of the obligation secured; (d) all obligations in respect of capital leases, as determined under GAAP; (e) all liabilities under any interest rate swaps, collars, caps, foreign currency exchange agreement or similar hedging agreement; (f) all off balance sheet financing, including synthetic leases and project financing; (g) all indebtedness referred to in clauses (a) through (f) above of any Person which is either guaranteed by, or secured by a security interest upon the Company or any of its Subsidiaries or any of their respective assets; and (h) all “earn out” or other similar payment obligations of the Company or any of its Subsidiaries; provided that “Indebtedness” shall not include (i) guarantees provided by the Company or any of its Subsidiaries to support hospital or other customer tenders in the ordinary course of business and as reflected as restricted cash in the Company Financial Statements, (ii) guarantees provided by the Company or any of its Subsidiaries to support lease payments for Company Leased Real Property, or (iii) inter-company debt between the Company and Correvio International Sarl.

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“Indemnified Party” has the meaning specified in Section 9.3(a).

“Indemnifying Party” has the meaning specified in Section 9.3(a).

“Indemnity Termination Date” has the meaning specified in Section 9.5.

“Independent Accountant” has the meaning specified in Section 3.2(d).

“Intellectual Property Rights” means all intellectual property rights arising under laws of any jurisdiction, including any of the following: (i) patents and patent applications (“Patents”), (ii) registered and unregistered trademarks, service marks, trade names, logos and registrations and applications for registration thereof, together with all of the goodwill associated therewith (“Trademarks”), (iii) Internet domain names and registrations, (iv) copyrights (registered or unregistered), and (v) trade secrets (“Trade Secrets”).

“Interim Financial Statements” has the meaning specified in Section 4.5(a).

“IP Agreement” means the Intellectual Property Agreement substantially in the form attached as Exhibit D.

“IRS” means the Internal Revenue Service.

“Laws” means all foreign, federal, state, provincial, territorial, municipal and local statutes, laws (including common law), ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, awards (including awards of any arbitrator), judgments, administrative requirements and decrees applicable to the specified Persons.

“Letter Agreement” has the meaning specified in Section 12.1.

“Liens” means, with respect to any property or other assets of any Person, any mortgage, pledge, lien, hypothec, conditional or installment sale agreement, charge, security interest, deed of trust, encroachment, reservation, order of Governmental Authorities, decree, judgment or other encumbrance of any kind thereupon or in respect thereof.

“Loss” has the meaning specified in Section 9.1.

“Material Contracts” has the meaning specified in Section 4.9(b).

“Maturity Date” has the meaning specified in Section 3.4(f).

“NASDAQ” means The NASDAQ Stock Market.

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“Net Proceeds” means the gross proceeds received at any time by or on behalf of Parent or any of its Subsidiaries in respect of any sale, lease, transfer or other monetization described in Section 3.4(e)(i) or Section 3.4(e)(iii), less the sum of, without duplication, (i) all taxes (other than income taxes) payable by Parent or any of its Subsidiaries in connection with such transaction and Parent’s good faith estimate of income taxes payable; provided, that any such taxes that are returned to Parent or any of its Subsidiaries or determined not to be payable in connection therewith shall be included in Net Proceeds and at the time of such return or determination, the payments required to be made to Seller pursuant to Section 3.4(e)(i) and Section 3.4(e)(iii) shall be recalculated and Asset Purchaser shall make any adjusting payments to Seller, (ii) reasonably documented fees, commissions and expenses and other third-party costs paid by Parent or any of its Subsidiaries in connection with such transaction, and (iii) any portion of the consideration from such transaction placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such transaction or otherwise in connection with such transaction, provided that any such escrow amounts that are returned to Parent or any of its Subsidiaries shall be included in Net Proceeds and at the time of such return, the payments required to be made to Seller pursuant to Section 3.4(e)(i) and Section 3.4(e)(iii) shall be recalculated and Asset Purchaser shall make any adjusting payments to Seller.

“Notice of Objection” has the meaning specified in Section 3.2(c).

“Other Transaction Documents” has the meaning specified in Section 4.2(a).

“Outstanding Cash Consideration Amount” has the meaning specified in Section 3.5(d).

“Parent” has the meaning specified in the Preamble.

“Parent Disclosure Schedule” means the disclosure schedule delivered by the Purchaser Entities to the Company prior to or concurrently with the execution of this Agreement.

“Parent Financial Statements” means the financial statements of Parent included in the Parent Public Documents.

“Parent Indemnified Party” has the meaning specified in Section 9.1.

“Parent IP” means all Parent Registered IP and all other Intellectual Property Rights that are owned or purported to be owned by Parent or any of its Subsidiaries.

“Parent’s Knowledge” or “to the Knowledge of Parent” means the actual knowledge of William Hunter, Jennifer Archibald, David McMasters, Sheila Grant and Karim Lalji, prior to the execution of this Agreement.

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“Parent Material Adverse Effect” means any material adverse change to the financial condition, properties, assets, business or results of operations of Parent and its Subsidiaries, taken as a whole, other than (i) any change resulting from any of the following: (A) the negotiation, execution, announcement or performance of this Agreement, including the taking of any action expressly required to be taken hereby or consented to in writing by the Company, (B) changes in general economic conditions or the securities, credit or financial markets in general, (C) general changes or developments in the industries in which Parent and its Subsidiaries primarily operate, including general changes in Laws, policies, mandates, guidelines or other requirements of any Governmental Authority across such industries, (D) any national or international political event, including outbreaks of terrorism or war or natural disasters, or (E) a decline in the price of Common Shares on NASDAQ or the TSX in and of itself; provided that the underlying events, circumstances, developments, changes or effects that caused such decline in price shall be considered when determining whether a Parent Material Adverse Effect has occurred (unless otherwise excluded pursuant to this clause (i)); provided that, with respect to clauses (i)(B), (i)(C) and (i)(D), such change, event, circumstance or development does not (A) primarily relate only to (or have the effect of primarily relating only to) Parent and its Subsidiaries or (B) disproportionately adversely affect Parent and its Subsidiaries compared to other companies of similar size operating in the pharmaceutical industry, or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the exception in this clause (ii) shall not apply to the underlying causes of any such failure or prevent any of the underlying causes from being taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Plan” means each material pension, profit sharing or other retirement, deferred compensation, stock option, stock appreciation right, stock purchase, performance share, bonus or other incentive, severance or termination pay, health or welfare, life, disability, or other group insurance plan, program or arrangement, as well as any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that Parent or any of its Subsidiaries sponsors, maintains, or contributes to.

“Parent Public Documents” means all forms, reports, schedules, statements and other documents filed or furnished by Parent on the System for Electronic Document Analysis and Retrieval or the SEC since January 1, 2011.

“Parent Registered IP” means all (i) unexpired patents and pending patent applications, (ii) unexpired registered trademarks and pending trademark registration applications, in each case of (i) and (ii), owned or purported to be owned by Parent or any of its Subsidiaries or registered, issued, granted or applied for in the name (or former name) of Parent or any of its Subsidiaries.

“Patents” has the meaning specified in the definition of “Intellectual Property Rights”.

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“Permitted Liens” means, with respect to the property or other assets of any Person (or any revenues, income or profits of that Person therefrom): (i) Liens for Taxes if the same are not at the time due and delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made in such Person’s financial statements prepared in accordance with GAAP; (ii) Liens of carriers, warehousemen, mechanics, laborers and material men arising in the ordinary course of business for sums not yet due or that are being contested in good faith and for which adequate reserves have been made in such Person’s financial statements prepared in accordance with GAAP; (iii) Liens incurred in the ordinary course of business, under worker’s compensation, unemployment insurance and other social security legislation (other than pursuant to ERISA or Section 430(k) of the Code); (iv) Liens incurred in the ordinary course of that Person’s business in connection with deposit accounts or to secure the performance of bids, tenders, trade contracts, statutory obligations, surety and appeal bonds, performance and return of money bonds and other obligations of like nature; (v) easements, rights of way, reservations, restrictions and other similar encumbrances existing on real property that do not materially interfere with the ordinary conduct of that Person’s business or the use of that property; (vi) any interest or title of a lessor of assets that Person is leasing pursuant to any capital lease or synthetic lease or any lease (other than a synthetic lease) that is accounted for as an operating lease; and (vii) Liens described in Section 4.7(a) of the Company Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, trust, association or entity or Governmental Authority or authority.

“Policy” has the meaning specified in Section 4.16.

“Post-Closing Representation” has the meaning specified in Section 12.13(a).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or prior to the Closing Date.

“Proceedings” has the meaning specified in Section 4.10.

“Product” means Aggrastat™, Brinavess™ and any other product sold, marketed or distributed, licensed or otherwise exploited now or in the future by Parent or its Subsidiaries (including, after the Closing, the Company).

“Purchaser Entities” has the meaning specified in the Preamble.

“Registration Rights Agreement” means the registration rights agreement between Parent and Seller, dated as of the date hereof, in the form attached hereto as Exhibit C.

“Regulation D” means Rules 500 - 507 of the U.S. Securities Act.

“Regulation S” means Rules 901 - 905 of the U.S. Securities Act.

“Representatives” means, with respect to any Person, such Person’s directors, managers, partners, officers, employees, agents and representatives (including legal counsel and independent accountants).

“Sale Proceeds” has the meaning specified in Section 3.4(e)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable state, federal, provincial and territorial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

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“Seller” has the meaning specified in the Preamble.

“Seller Indemnified Parties” has the meaning specified in Section 9.2.

“Share Consideration” means nineteen point nine per cent (19.9%) of Parent’s outstanding Common Shares immediately prior to the Closing, in the form of 2,481,596 fully paid, non-assessable Common Shares.

“Significant Customer” has the meaning specified in Section 4.9(a).

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts and liabilities, including contingent liabilities as they become absolute and matured; (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature in the ordinary course of business; and (d) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person’s property would constitute an unreasonably small amount of capital. The amount of contingent liabilities (such as litigation, guaranties and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that would reasonably be expected to become an actual or matured liability.

“Standard Contract” means a Contract granting non-exclusive license rights to generally commercially available Intellectual Property Rights (other than license rights for Patents) with annual license fees not to exceed $10,000. Notwithstanding anything to the contrary contained herein, and not by way of limitation, Standard Contracts shall be deemed to include any agreements for any open source code and public software contracts.

“Subsidiary” of any Person means another Person under the Control of such Person.

“Subsidiary Interests” has the meaning specified in Section 2.2(b).

“Subsidiary Restricted Cash” means $1,224,023 in respect of the aggregate amount of restricted cash of the Subsidiaries of the Company at the Closing.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all (i) U.S. federal, state and local, Canadian federal, provincial, territorial and municipal, and foreign taxes (including any tax on or based upon net income, gross income, earnings or profits) and all gross receipts, capital, sales, value added, goods and services, harmonized sales, excise, stamp, use, ad valorem, transfer, land transfer, franchise, license, withholding, payroll, employment or unemployment, property, development, occupancy, employer health, payroll, employment, health, social services, education, social security, severance or windfall profits taxes, alternative or add-on minimum taxes, all customs duties and import and export taxes, countervail and anti-dumping, all surtaxes, all licence, and registration fees, employment insurance, health insurance, Canada, Québec and other government pension plan premiums or contributions or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges, together with any interest and any penalties, fines, additions to tax or other additional amounts imposed by any Taxing Authority in respect thereof, and (ii) any liability with respect to any items in clause (i) above payable by reason of Contract, assumption, transferee liability, operation of law or otherwise, including any liability for the payment of any amounts in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group, and any liability for the payment of any amount as a result of being a party to a tax sharing agreement or as a result of any express obligation to indemnify any other Person with respect to the payment of any amount described in clause (i) or this clause (ii).

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“Taxing Authority” means any Governmental Authority, domestic or foreign, having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Tax Benefit” has the meaning specified in Section 9.4(b).

“Tax Contest” has the meaning specified in Section 7.10(f).

“Tax Return” means any return, declaration, report, estimate, information return or other document (including any documents, statements or schedules attached thereto and amendment thereof) required to be filed with any federal, state, provincial, territorial, municipal, local or foreign Taxing Authority.

“Third Party Claim” has the meaning specified in Section 9.3(a).

“Total Restricted Cash” means $1,265,679 in respect of the aggregate amount of restricted cash of the Company and its Subsidiaries at the Closing.

“Trademarks” has the meaning specified in the definition of “Intellectual Property Rights”.

“Trade Secrets” has the meaning specified in the definition of “Intellectual Property Rights”.

“Transaction Expenses” means the fees, expenses, charges and other payments incurred or otherwise payable by the Company or any of its Subsidiaries in connection with the preparation and execution of, and the transactions contemplated by, this Agreement, including such fees owed to [Name of payee redacted in accordance with Section 12.2(3) of National Instrument 51-102], Covington & Burling LLP, Osler, Hoskin & Harcourt LLP or any other legal advisor to the Company, and [Details of transaction expense redacted in accordance with Section 12.2(3) of National Instrument 51-102].

“Transactions” means, collectively, the transactions described in Section 2.1.

“Transfer Taxes” has the meaning specified in Section 7.10(a).

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“Transferred Asset Consideration” means (i) the Cash Consideration (as adjusted pursuant to Section 3.2(f)), (ii) the Asset Purchaser Promissory Note and (iii) the Subsidiary Restricted Cash.

“Transferred Asset Share Consideration” means 1,712,366 Common Shares, in the form of fully paid, non-assessable Common Shares.

“Transferred Assets” has the meaning specified in Section 2.2.

“Transferred Employees” has the meaning specified in Section 7.8(a).

“TSX” means the Toronto Stock Exchange.

“Unit” means a membership interest in the Company and having the rights, obligations and restrictions associated therewith as provided in the Company LLC Agreement.

“Unit Consideration” means the Unit Share Consideration and the Company Restricted Cash.

“Unit Purchaser” has the meaning specified in the Preamble.

“Unit Purchaser Promissory Note” means a transferrable, non-interest bearing promissory note substantially in the form attached as Exhibit F, which note may be satisfied by the delivery of the Unit Share Consideration.

“Unit Share Consideration” means 769,230 Common Shares, in the form of fully paid, non-assessable Common Shares.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

“Willful or Intentional Breach” means a breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, constitute a breach of this Agreement.

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SECTION 1.2           Interpretation. For purposes of this Agreement: (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms “include,” “includes” or “including” are not limiting and “or” and “either” are not exclusive, (iii) the words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars, and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

ARTICLE II

Purchase and Sale

SECTION 2.1            Purchase and Sale.

(a)          Transferred Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing and in accordance with Annex 3, the Company will sell, transfer, assign and deliver to Asset Purchaser, and Asset Purchaser will purchase, acquire and accept from the Company, all of the Company’s right, title and interest in, to and under the Transferred Assets, for an aggregate purchase price equal to the Transferred Asset Consideration. As consideration for the Transferred Assets, the Company shall receive the Transferred Asset Consideration. For the avoidance of doubt, the Cash Consideration that is part of the Transferred Asset Consideration shall be paid in accordance with Section 3.4.

(b)          Units. Upon the terms and subject to the conditions of this Agreement, at the Closing and in accordance with Annex 3, the Seller will sell, transfer, assign and deliver to Unit Purchaser, and Unit Purchaser will purchase, acquire and accept from the Seller, the Units. As consideration for the Units, the Seller shall receive the Unit Purchaser Promissory Note and an amount equal to the Company Restricted Cash.

SECTION 2.2           Transferred Assets. The term “Transferred Assets” shall mean:

(a)          all Intellectual Property Rights owned by the Company;

(b)          all outstanding shares of equity securities or other voting securities of, or ownership interests in, the Subsidiaries of the Company (the “Subsidiary Interests”); and

(c)          all accounts receivable payable to the Company from its Subsidiaries.

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SECTION 2.3           Nonassignability of Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, sublease, assignment, transfer, conveyance or delivery to Asset Purchaser of any asset that would be a Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require authorizations, approvals, consents or waivers by any Governmental Authority or third party, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset. Parent and Asset Purchaser understand that they are responsible for obtaining any such authorizations, approvals, consents or waivers by any Governmental Authority or third party. Parent and Asset Purchaser agree that neither Company nor Seller nor any of their Affiliates shall have any liability whatsoever to Parent or Asset Purchaser arising out of or relating to the failure to obtain any such authorizations, approvals, consents or waivers by any Governmental Authority or third party, and no representation, warranty or covenant of Company or Seller herein shall be breached or deemed breached and no condition shall be deemed not satisfied, as a result of such failure or any suit, action or proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such authorizations, approvals, consents or waivers.

SECTION 2.4           Closing; Closing Date. The closing of the Transactions (the “Closing”) shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018-1405, on the Closing Date.

SECTION 2.5           Transactions and Deliveries at the Closing.

(a)          At the Closing, the parties shall complete the actions described on Annex 3.

(b)          At the Closing, the applicable Purchaser Entity shall deliver to the Seller or, to the extent applicable, the Company:

(i)          one or more physical certificates of Parent’s Common Shares with the legends set forth in Exhibit A, representing the Share Consideration;

(ii)         a duly executed counterpart to the Escrow Agreement;

(iii)        a duly executed counterpart to the Registration Rights Agreement;

(iv)         a duly executed counterpart to the IP Agreement;

(v)          a duly executed counterpart to the Unit Purchaser Promissory Note;

(vi)         a duly executed counterpart to the Asset Purchaser Promissory Note;

(vii)        a certified check in an amount equal to the Total Restricted Cash;

(viii)       an opinion of Parent’s Canadian legal counsel in a form agreed to by the parties hereto; and

(ix)          an opinion of Parent’s U.S. legal counsel in a form agreed to by the parties hereto.

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(c)          At the Closing, the Seller shall, and to the extent applicable, shall cause the Company to, deliver to the Purchaser Entities:

(i)          certificates representing the Subsidiary Interests (to the extent such Subsidiary Interests are certificated), duly endorsed for transfer, where applicable, and other appropriate documents of transfer in relation to the assignment of the Subsidiary Interests;

(ii)         bills of sale or other appropriate documents of transfer, in form and substance reasonably acceptable to the Purchaser Entities, transferring the accounts receivable described in Section 2.2(c);

(iii)        the resignations, effective as of the Closing from each member of the board of directors or equivalent governing body of each Subsidiary of the Company, other than those set forth on Section 2.5(c)(iii) of the Parent Disclosure Schedule;

(iv)       a duly executed counterpart to the Escrow Agreement;

(v)        a duly executed counterpart to the Registration Rights Agreement;

(vi)       a duly executed counterpart to the IP Agreement;

(vii)      a duly executed counterpart to the Unit Purchaser Promissory Note; and

(viii)     a duly executed counterpart to the Asset Purchaser Promissory Note.

SECTION 2.6           Further Assurances. If at any time after the Closing the Purchaser Entities shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to carry out the purposes of this Agreement, the Seller and the Purchaser Entities shall (or, if appropriate, cause their respective Affiliates to) execute and deliver all such deeds, bills of sale, assignments and assurances and do all such other acts and things necessary, desirable or proper to carry out the purposes of this Agreement.

ARTICLE III

Consideration

SECTION 3.1           [Reserved].

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SECTION 3.2           Post-Closing Adjustment Amount.

(a)          As soon as reasonably practicable following the Closing Date, and in any event within 60 days thereafter, Parent shall cause to be prepared and delivered to the Seller a statement (the “Closing Statement”) setting forth Parent’s calculation of the Transaction Expenses. From and after the Closing until the Determination Date, none of the Purchaser Entities shall take any action with respect to the accounting books, records, policies or procedures of the Company and its Subsidiaries on which the Closing Statement is to be based that would affect the Closing Statement or would impede or delay the preparation thereof in the manner and utilizing the methods required by this Agreement, except in each case as such action may be: (i) required pursuant to GAAP, (ii) required by applicable Law or (iii) taken pursuant to the direction of an auditor of a Purchaser Entity or the Company.

(b)          After the delivery of the Closing Statement, at the reasonable request of the Seller, Parent shall, and shall cause its Subsidiaries and their respective Representatives to, reasonably assist the Seller and its Representatives in their review of the Closing Statement and shall provide to the Seller and its Representatives information they may reasonably request and access upon reasonable advance notice to their respective personnel, properties, working papers, books and records, in each case, as is reasonably necessary for such purpose.

(c)          Unless the Seller notifies Parent in writing within 45 days after Parent’s delivery of the Closing Statement, and the supporting detail with respect thereto, of any objection to the Transaction Expenses set forth in the Closing Statement (the “Notice of Objection”), the Closing Statement and the calculations set forth therein shall be final and binding for all purposes hereunder (it being understood that an objection to one or more of the foregoing amounts shall not prevent any other amount from becoming final and binding for all purposes hereunder). Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein and shall include the Seller’s calculation of any amounts that are disputed by such Notice of Objection (the “Disputed Amounts”) to the extent that such amounts may be determined.

(d)          If the Seller provides such Notice of Objection to Parent within such 45-day period, Parent and the Seller shall, during the 45-day period following the Seller’s delivery of such Notice of Objection to Parent, attempt in good faith to resolve any Disputed Amounts. If Parent and the Seller are unable to resolve all such Disputed Amounts within such period, the matters remaining in dispute shall be submitted to a nationally recognized public accounting firm mutually agreed upon by Parent and the Seller (such accounting firm being referred to herein as the “Independent Accountant”). If the parties are unable to mutually agree upon such a firm, then Parent shall deliver to the Seller a list of three accounting firms of recognized national standing and the Seller shall select one of such three accounting firms. The parties shall instruct the Independent Accountant to render its decision within 45 days of its selection. The Independent Accountant shall only resolve the Disputed Amounts by choosing the amounts submitted by either Parent or the Seller or amounts in between. Parent and the Seller shall each furnish to the Independent Accountant such work papers and other documents and information relating to the Disputed Amounts as the Independent Accountant may request. The resolution of the Disputed Amounts by the Independent Accountant shall be final and binding, and the determination of the Independent Accountant shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereover.

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(e)          The date on which the Transaction Expenses are finally determined in accordance with this Section 3.2 is hereinafter referred as to the “Determination Date.” Parent and the Seller shall each pay their own costs and expenses incurred in connection with the resolution of the Disputed Amounts; provided that the fees and expenses of the Independent Accountant shall be allocated between Parent and the Seller in the same proportion that the total amount of the Disputed Amounts submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of the Disputed Amounts so submitted by each such party.

(f)          The Cash Consideration shall be decreased by the aggregate amount of Transaction Expenses as finally determined in accordance with this Section 3.2 (the Cash Consideration as so increased or decreased being hereinafter referred to as the “Adjusted Cash Consideration”).

SECTION 3.3           [Reserved].

SECTION 3.4           Deferred Cash Consideration.

(a)          After the Closing, Asset Purchaser will pay (or cause to be paid) the Adjusted Cash Consideration (including any further adjustments required by Section 3.2) plus accrued and unpaid Applicable Interest on a deferred basis by making Deferred Consideration Payments to the Company (which right to receive payment of the Adjusted Cash Consideration shall be assigned to the Seller at the Closing in accordance with Annex 3), commencing at the end of the first full calendar month following the Closing Date, until the total amount of the Adjusted Cash Consideration (plus any accrued and unpaid Applicable Interest) is fully paid. “Deferred Consideration Payments” means a monthly payment of an amount equal to 10% (ten percent) of Cash Receipts for the applicable calendar month. All Deferred Consideration Payments shall be applied first to pay accrued and unpaid Applicable Interest and then to pay the outstanding Adjusted Cash Consideration. Once the outstanding Adjusted Cash Consideration has been paid in full, Asset Purchaser shall have no further obligations to make any Deferred Consideration Payments.

(b)          Asset Purchaser shall, within 30 days after the end of each calendar month in which Cash Receipts are received by Parent and the Subsidiaries of Parent (including the Company) (each such period a “Deferred Consideration Payment Period”), (i) make a Deferred Consideration Payment to the Seller based on the Cash Receipts for such calendar month, and (ii) deliver to the Seller a statement setting forth the Cash Receipts for the Product for the applicable calendar month, including reasonable supporting detail necessary to calculate the Deferred Consideration Payment and, if requested by the Seller at least 10 days prior to the end of the applicable Deferred Consideration Payment Period, including the Purchaser Entities’ forecast for Cash Receipts for the forthcoming three months (each such statement a “Deferred Consideration Payment Statement”).

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(c)          Should Asset Purchaser fail to make a Deferred Consideration Payment within 30 days after the last day of the applicable Deferred Consideration Payment Period, the Seller may, in its sole discretion, request a draw-down from the Escrow Fund in an amount equal to the average of the previous six Deferred Consideration Payments, or if less than six Deferred Consideration Payments have been made, the greater of (i) the amount of the previous Deferred Consideration Payment or (ii) the average of the previous Deferred Consideration Payments, to satisfy its right to receive the Deferred Consideration Payments; provided, that Asset Purchaser shall not be relieved of its obligation to make the applicable Deferred Consideration Payment under Section 3.5(a) but shall remain obligated to make the required Deferred Consideration Payment to the Escrow Fund in accordance with Section 3.5(c). If the amount of any such draw-down pursuant to this Section 3.4(c) is greater than the amount actually due for that period, such excess will be credited against the Deferred Consideration Payment Period for the following Deferred Consideration Payment Period.

(d)          Notwithstanding the foregoing, Asset Purchaser (or any of its Affiliates) may pay to the Seller the full amount or any partial amount of the Adjusted Cash Consideration, plus accrued and unpaid Applicable Interest, at any time after the Closing Date, without penalty. If Asset Purchaser (or any of its Affiliates) prepays the Adjusted Cash Consideration, plus accrued and unpaid Applicable Interest (in full or in part) for any reason, the Escrow Amount will be reduced on a pro rata basis in proportion to the amount of all such prepayments and the total original amount of Adjusted Cash Consideration (plus any accrued Applicable Interest through the date of prepayment) due to Seller. By way of example only, assuming a stagnate Adjusted Cash Consideration of $12 million, a $4 million prepayment would reduce the Escrow Amount by one-third to $666,666.67 and a subsequent $4 million prepayment would result in the Escrow Amount being reduced by two-thirds from its original amount to $333,333.33.

(e)          Notwithstanding anything contained in this Agreement to the contrary, in the event that any of the following events occur, then Asset Purchaser’s obligation to pay the outstanding Adjusted Cash Consideration, plus all accrued and unpaid Applicable Interest, shall automatically accelerate and Asset Purchaser shall immediately pay the full outstanding amount of the Adjusted Cash Consideration plus accrued and unpaid Applicable Interest to the Seller (each, an “Acceleration Event”) (in each case, except as provided below):

(i)          the sale, lease or other transfer, directly or indirectly, of any of Parent’s or its Subsidiaries’ properties or assets other than in the ordinary course of business; provided that such Acceleration Event shall only be triggered in the event that the Net Proceeds of such sale, lease or other transfer (the “Sale Proceeds”) exceeds $2 million; provided, further, that if the Sale Proceeds are less than the then outstanding Adjusted Cash Consideration but exceed $2 million, Asset Purchaser shall only be required to pay to Seller 50% of the Sale Proceeds;

(ii)         a Change of Control of Parent [Details of Acceleration Event redacted in accordance with Section 12.2(3) of National Instrument 51-102];

(iii)        [Details of Acceleration Event redacted in accordance with Section 12.2(3) of National Instrument 51-102];

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(iv)        Parent or any of its Subsidiaries becomes insolvent or makes an assignment for the benefit of creditors or fails to generally pay debts as they mature or if any petition is filed by or against Parent or any of its Subsidiaries under any provision of any state or federal laws or statute alleging that Parent or any of its Subsidiaries is insolvent or unable to generally pay debts as they mature or under any provision of the United States Bankruptcy Code or any other applicable Laws relating to reorganization, liquidation, dissolution or insolvency, and, with respect to any such insolvency, assignment, failure or petition of a Subsidiary of Parent, such insolvency, assignment, failure or petition makes it reasonably unlikely that Asset Purchaser would be able to pay the Adjusted Cash Consideration in full in a reasonable amount of time;

(v)         the board of managers, board or directors or shareholders of Parent or any of its Subsidiaries propose or approve the voluntary dissolution, liquidation or winding up or proceedings are initiated by another Person for the involuntary dissolution, liquidation or winding up of Parent or any of its Subsidiaries, and, with respect to any such dissolution, liquidation or winding up of a Subsidiary of Parent, such dissolution, liquidation or winding up would make it reasonably unlikely that Asset Purchaser would be able to pay the Adjusted Cash Consideration in full in a reasonable amount of time;

(vi)        Parent or any of its Subsidiaries fails to operate as a going concern and, with respect to any such failure by a Subsidiary of Parent, such failure would make it be reasonably unlikely that Asset Purchaser would be able to pay the Adjusted Cash Consideration in full in a reasonable amount of time; or

(vii)       the sale, lease, transfer, monetization or other disposition by Parent or any of its Subsidiaries of any Product that would make it reasonably unlikely that Asset Purchaser would be able to pay the Adjusted Cash Consideration in full in a reasonable amount of time.

(f)          Notwithstanding anything contained in this Agreement to the contrary and subject to Section 3.5(d), on December 1, 2019 (the “Maturity Date”), Asset Purchaser will pay and deliver (or cause to be paid and delivered) the Adjusted Cash Consideration, plus all accrued and unpaid Applicable Interest, outstanding as of the Maturity Date.

SECTION 3.5           Escrow Amount.

(a)          At the Closing, Asset Purchaser shall deposit with JPMorgan Chase Bank, NA (the “Escrow Agent”), by wire transfer of immediately available funds, an amount equal to the Escrow Amount, such amount plus all accumulated earnings thereon to constitute an escrow fund (the “Escrow Fund”) to be governed in accordance with the terms of this Agreement and the escrow agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), among Parent, Asset Purchaser, the Escrow Agent and the Seller.

(b)          The Escrow Fund shall be used solely to satisfy the applicable Deferred Consideration Payments that are not paid by or on behalf of Asset Purchaser within 30 days of the end of any Deferred Consideration Payment Period in accordance with Section 3.4(b) and Section 3.4(c).

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(c)          Subject to Section 3.5(d), Asset Purchaser shall maintain a minimum of $1,000,000 in the Escrow Fund, until the full amount of the Adjusted Cash Consideration is paid to the Seller. Asset Purchaser shall promptly, and no later than 10 days following a draw-down from the Escrow Fund, transfer immediately available funds to the Escrow Fund such that the balance of the Escrow Fund equals the Escrow Amount.

(d)          Once the full amount of the Adjusted Cash Consideration and all accrued and unpaid Applicable Interest has been paid by Asset Purchaser to the Seller, then the balance of the Escrow Fund shall be released to Asset Purchaser in accordance with the terms of the Escrow Agreement. If, on the Maturity Date, any amount of the Adjusted Cash Consideration remains outstanding (the “Outstanding Cash Consideration Amount”), then the Outstanding Cash Consideration Amount shall immediately accelerate and become payable in accordance with Section 3.4(e), and an amount equal to the Outstanding Cash Consideration Amount shall be released from the Escrow Fund to the Seller on the Maturity Date. If the Outstanding Cash Consideration Amount is greater than the balance of the Escrow Fund, Asset Purchaser shall pay such difference to the Seller on the Maturity Date. If the Outstanding Cash Consideration Amount is less than the balance of the Escrow Fund, then the difference shall be released from the Escrow Fund to Asset Purchaser, in accordance with the terms of the Escrow Agreement.

(e)          The Escrow Fund shall be held in escrow by the Escrow Agent and shall not be subject to any Lien, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Upon the final release of all of the Escrow Funds, the Escrow Agreement shall terminate.

ARTICLE IV

Representations and Warranties of the Company

The Company hereby represents and warrants to the Purchaser Entities as of the date hereof as follows:

SECTION 4.1           Organization, Standing and Power. Each of the Company and its Subsidiaries is an entity duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its Business. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its Business, except for any failure to so qualify or be in good standing that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to the Purchaser Entities true and correct copies of the constitutive documents of each of the Company and its Subsidiaries, in each case as amended to the date of this Agreement.

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SECTION 4.2           Authority; Approvals.

(a)          The execution, delivery and performance of this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement (collectively, the “Other Transaction Documents”) by the Company and the consummation of the transactions contemplated hereby and thereby are within its power and have been duly and validly authorized by all necessary action on the part of the Company. This Agreement and the Other Transaction Documents to which the Company is a party have been (or when so executed and delivered, will be) duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser Entities and the Seller) constitute (or when so executed and delivered, will constitute) the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity.

(b)          The Board of Managers of the Company has unanimously approved and adopted this Agreement, and such action by the Board of Managers of the Company has not been amended, rescinded or modified.

(c)          The affirmative vote of the Seller to approve this Agreement is the only vote of the holders of any of the Company’s membership interests necessary to approve the Transactions.

SECTION 4.3           Capitalization; Membership Interests.

(a)          As of the date of this Agreement, 100% of the membership interests of the Company that are issued and outstanding are held by the Seller.

(b)          Section 4.3(b) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries’ authorized capital stock and the number of shares of equity securities issued and outstanding (or, if such Subsidiary is not a corporation, the number of issued and outstanding voting securities of such Subsidiary or other ownership interests therein). Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, the Company does not have any Subsidiaries or own or hold any equity or other securities in any other Person. All issued and outstanding shares of equity securities or other voting securities of, or ownership interests in, the Company’s Subsidiaries are directly or indirectly owned beneficially and of record by the Company. Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, all shares of equity securities or other voting securities of, or ownership interests in, the Company and its Subsidiaries are free and clear of all Liens, and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity securities, other voting securities or ownership interests).

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(c)          Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, no shares of equity securities or other voting securities of, or ownership interests in, the Company or any of its Subsidiaries are reserved for issuance. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, all outstanding shares of equity securities or other voting securities of, or ownership interests in, the Company and its Subsidiaries were duly authorized and validly issued and, with respect to shares of equity securities, fully paid and nonassessable, and none of such shares, other voting securities or ownership interests are subject to preemptive rights. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of the Company’s or such Subsidiary’s voting securities or interests may vote. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any such Person is bound obligating such Person to issue, deliver sell, or cause to be issued, delivered or sold, additional shares of equity securities or other voting securities of, or ownership interests in, such Person or obligating such Person to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of equity securities or other voting securities of, or ownership interests in, the Company or any of its Subsidiaries or any securities of the type described in the two immediately preceding sentences.

SECTION 4.4           Conflicts; Consents.

(a)          The execution, delivery and performance by the Company of this Agreement and each Other Transaction Document to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in a breach of any provision of the certificates of incorporation or formation, by-laws or other constitutive documents of the Company or any of its Subsidiaries, (ii) except as set forth in Section 4.4(a) of the Company Disclosure Schedule, cause a material conflict or material breach or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any material note, bond, lease, mortgage, deed of trust, lien, indenture, or any license, franchise, permit, authorization or order, Material Contract, agreement or other instrument or obligation to which any of the Company or any of its Subsidiaries is a party, or by which any such Person or its properties or assets are bound, (iii) materially violate any Laws applicable to the Company or any of its Subsidiaries or any such Person’s properties or assets, or (iv) result in the creation or imposition of any Lien upon any material property or material assets used or held by the Company or any of its Subsidiaries, except where the occurrence of any of the foregoing described in clauses (ii), (iii) or (iv) above would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)          Except as set forth in Section 4.4(b) of the Company Disclosure Schedule, and except for notices, reports, other filings, consents, registrations, approvals, permits or authorizations, the failure of which to obtain or file would not be material to the continued operation of the Business following the Closing, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.

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SECTION 4.5           Financial Information; Undisclosed Liabilities.

(a)          The Company has previously made available to the Purchaser Entities the following financial statements with the footnotes thereto and the report of the auditors thereon, attached as Section 4.5(a) of the Company Disclosure Schedule: (i) the audited financial statements of the Company as of and for the fiscal year ended December 31, 2012 (the “Company’s Most Recent Audited Balance Sheet Date”), (ii) the audited financial statements of the Company as of and for the fiscal years ended December 31, 2011 and December 31, 2010, and (iii) the unaudited management accounts of the Company as of September 30, 2013 (the “Interim Financial Statements”) (the items in (i) - (iii), collectively the “Company Financial Statements”). The Company Financial Statements (including the related notes and schedules thereto) present fairly, in all material respects, the consolidated financial position of the Company (consolidated with its Subsidiaries, as applicable) as of the dates of said statements, and the financial condition, results of operations, changes in members’ equity and cash flows, as the case may be, of the Company (consolidated with its Subsidiaries, as applicable) for the periods covered thereby, all of which were prepared and are in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to year-end adjustments, the absence of notes and any other adjustments described therein, none of which is material to the Company and its Subsidiaries, taken as a whole.

(b)          Except as set forth in Section 4.5(b) of the Company Disclosure Schedule or to the extent reserved against in the unaudited consolidated balance sheets of the Company included in the Interim Financial Statements, the Company does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since the Company’s Most Recent Audited Balance Sheet Date, (ii) arising from contractual arrangements entered into in the ordinary course of business, (iii) to employees of the Company and its Subsidiaries as required by applicable Law, or (iv) that would be immaterial to the Company and its Subsidiaries (taken as a whole).

SECTION 4.6           Absence of Changes. Except as set forth in Section 4.6 of the Company Disclosure Schedule, since the Company’s Most Recent Audited Balance Sheet Date:

(a)          the Company and its Subsidiaries have been operated in the ordinary course of business consistent with past practice;

(b)          the Company and its Subsidiaries have not:

(i)          merged or consolidated the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructured, reorganized or completely or partially liquidated or otherwise entered into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

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(ii)         acquired or disposed of any material assets outside of the ordinary course of business;

(iii)        (A) issued, sold, or authorized for issuance or sale, or pledged, encumbered or otherwise disposed of any equity interests of the Company or any of its Subsidiaries or (B) made any change or redeemed, purchased or otherwise acquired any of its Units or securities convertible into or exercisable for any Units;

(iv)        made any changes with respect to accounting policies or procedures, except as required by changes in Law or GAAP;

(v)         made or changed any material Tax election, settled or compromised any liability for Taxes, changed any annual Tax accounting period, changed any Tax accounting method, filed any amended Tax Return, entered into any closing agreement relating to any Tax, surrendered any right to claim a Tax refund or consented to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or

(vi)        agreed, authorized or committed to do any of the foregoing; and

(c)          there has not been any change to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect.

SECTION 4.7           Real Property and Assets.

(a)          None of the Company or any of its Subsidiaries owns any real property. Section 4.7(a) of the Company Disclosure Schedule lists (by address or legal description) all interests in real property leased, licensed, subleased, occupied or used by the Company or any of its Subsidiaries (the “Company Leased Real Property”), in each case, as of the date hereof. Except as set forth in Section 4.7(a) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has a good and valid leasehold interest in the Company Leased Real Property listed in Section 4.7(a) of the Company Disclosure Schedule, in each case free and clear of all Liens except for Permitted Liens, and any exceptions that would not reasonably be expected to materially and adversely affect the use of such Company Leased Real Property as such property is used as of the date of this Agreement.

(b)          Each of the Company and its Subsidiaries has good title to, or a valid leasehold interest in, as applicable, the material personal property used in their respective businesses, free and clear of all Liens, except for Permitted Liens or defects in title or failures to be in full force and effect that would not reasonably be expected to materially and adversely affect the use of such material personal property as such property is used as of the date of this Agreement. Such material personal property (other than any Acquired Inventory, which is the subject of the representation and warranty set forth in Section 4.8) is in good working order and condition in light of its intended use, for the operation of the business of the Company and its Subsidiaries as presently conducted.

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SECTION 4.8           Inventory. Section 4.8 of the Company Disclosure Schedule, sets forth a list of all existing inventory of the Company and its Subsidiaries used in connection with the Business (the “Acquired Inventory”). Except as set forth in Section 4.8 of the Company Disclosure Schedule, such Acquired Inventory (i) is valued and reported in the Financial Information in a manner consistent with the Business’s past practices, and in accordance with GAAP, consistently applied, (ii) is of a quantity that is consistent with the Business’s past practice and (iii) is of a quality and condition useable or saleable in the ordinary course of business and consistent with past practice and was produced or manufactured in accordance with applicable Laws.

SECTION 4.9           Contracts and Commitments.

(a)          Except as set forth in Section 4.9(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any currently effective: (i) collective bargaining agreement or contract with any labor union; (ii) contract for the employment or engagement of any officer, individual employee or other person on a full-time or consulting basis providing for base compensation in excess of $100,000 per annum; (iii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company and its Subsidiaries; (iv) guaranty of any obligation for borrowed money or other material guaranty; (v) lease or agreement under which it is a lessee of, or holds or operates any real or personal property owned by any other party, for which the annual rental exceeds $100,000; (vi) contract or agreement under which it is a lessor of or permits any third party to hold or operate any property, real or personal; (vii) contract (or group of related contracts with respect to a single transaction or series of related transactions) with any customer of the Company or its Subsidiaries that generated recurring revenue in excess of $500,000 in the 12-month period ended September 30, 2013 (each such customer, a “Significant Customer”; (viii) contract involving the payment or receipt of royalties or other amounts of more than $500,000, in the aggregate, calculated based on the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries. Section 4.9(a) of the Company Disclosure Schedule lists the currently effective Contracts between the Company or its Subsidiaries and the top five (a) distributors, by revenue, and (b) suppliers, by turnover, of the Company and its Subsidiaries for the 12-month period ended September 30, 2013.

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(b)          The Company has heretofore delivered to, or made available to, the Purchaser Entities current and complete copies of (i) the Contracts listed (or required to be listed) in Section 4.9(a) of the Company Disclosure Schedule, or a written description thereof in the case of oral Contracts and (ii) each currently effective (A) joint venture, partnership and other similar Contract involving the sharing of profits of the Company or any of its Subsidiaries with any third party; (B) Contract that limits the freedom of the Company or any of its Subsidiaries (or, after the Closing, Parent or its Subsidiaries) to compete in any line of business or within any geographic area or with any Person, or otherwise materially restricts the Company’s or any of its Subsidiaries’ (or, after the Closing, Parent or its Subsidiaries’) ability to solicit or hire any Person or solicit business from any Person except for confidentiality agreements and non-material contracts entered into in the ordinary course of business; (C) Contract that could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Closing, Parent or its Subsidiaries), other than Contracts for the sale of inventory entered into in the ordinary course of business; (D) Contract with current or former officers, directors or employees of the Company or any of its Subsidiaries, in each case that provides for any unsatisfied obligation to pay compensation; (E) Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests in any Person; (F) Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract), other than purchase orders with hospitals involving the sale of product not in excess of $300,000 in the aggregate; (G) material Contract granting any third party the exclusive right to develop, market, sell or distribute the Company’s or any of its Subsidiaries’ products or services; (H) Contract containing commitments for material product development and with payment obligations by the Company in excess of $250,000; (I) Contract with any Affiliate; (J) Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for non-material contracts entered into in the ordinary course of business; (K) Contract set forth in Section 4.12(c) or Section 4.12(d) of the Company Disclosure Schedule; and (L) Contract under which the consequences of a default or termination would reasonably be likely to have a Company Material Adverse Effect, or a written description thereof in the case of oral Contracts (the Contracts described in clauses (i) and (ii), the “Material Contracts”). Except as set forth in Section 4.9(b) of the Company Disclosure Schedule, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Material Contracts is in full force and effect (other than such Contracts that expire in accordance with their terms after the date of this Agreement) and neither the Company, nor any of its Subsidiaries, is in material default under any Material Contracts and, to the Knowledge of the Company, the other party to each of such Material Contracts is not in material default thereunder and, to the Knowledge of the Company, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by the Company or any of its Subsidiaries.

SECTION 4.10         Litigation. Except as set forth in Section 4.10 of the Company Disclosure Schedule, there are no material actions, suits, oppositions, cancellations, objections, claims, charges, complaints, disputes, audits, investigations, inquiries, arbitrations, or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened by or before any court or other Governmental Authority against the Company or any of its Subsidiaries or any of their respective assets. No injunction, writ, temporary restraining order, decree, settlement, or any order of any nature has been issued by any court or other Governmental Authority seeking or purporting to enjoin or restrain the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

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SECTION 4.11         Compliance; Licenses and Permits.

(a)          Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, since October 1, 2010, the Business has been and is being conducted by the Company or its Subsidiaries in compliance in all material respects with all Laws applicable to the Company or its Subsidiaries or by which any of their respective properties are bound and any regulation issued under any of the foregoing and neither the Company nor any of its Subsidiaries has been notified in writing by any Governmental Authority of any violation, or any investigation with respect to any such Law, including Laws enforced by the United States Food and Drug Administration (the “FDA”), the European Medicines Agency (“EMA”) and other comparable Governmental Authorities, other than any such violations or investigations that are immaterial to the Business.

(b)          Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have, or have contracted with third parties that, to the Knowledge of the Company, have, all registrations, applications, licenses, requests for approvals, exemptions, permits and other regulatory authorizations (“Authorizations”) from Governmental Authorities required to conduct their respective businesses as now being conducted in all material respects. Except for any failures to be in compliance that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all such Authorizations. The Company has made available to the Purchaser Entities all material Authorizations from the FDA.

(c)          None of the Company, or its Subsidiaries, or, to the Knowledge of the Company, any of their respective employees is or has been debarred from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a(a) or (b).

(d)          No product or product candidate manufactured, tested, distributed, held or marketed by the Company or any of its Subsidiaries has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) since October 1, 2010. No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, nor have any such proceedings been pending at any time since October 1, 2010.

(e)          Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries has with respect to any product that is manufactured, tested, distributed, held or marketed by the Company or any of its Subsidiaries made an untrue statement of a material fact or fraudulent statement to the FDA, the EMA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA, the EMA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the EMA or any other Governmental Authority to invoke any similar policy.

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SECTION 4.12         Intellectual Property.

(a)          Section 4.12(a)(A) of the Company Disclosure Schedule lists, as of the date hereof, all (i) unexpired patents and pending patent applications, (ii) unexpired registered trademarks and pending trademark registration applications, (iii) unexpired registered copyrights and pending copyright registration applications, and (iv) domain name registrations, in each case, owned or purported to be owned by the Company or any of its Subsidiaries or registered, issued, granted or applied for in the name (or former name) of the Company or any of its Subsidiaries (“Company Registered IP”). Section 4.12(a)(A) of the Company Disclosure Schedule also sets forth with respect to each item of Company Registered IP (as applicable): (i) the current owners; (ii) all registration numbers, issuance numbers, grant numbers, serial numbers, and application numbers; (iii) all filing, registration, issuance, and grant dates; and (iv) all jurisdictions in which such Company Registered IP has been or is registered, granted, or issued or in which registrations, grants or issuances have been applied for (except in the case of Internet domain names, only the registrar and registrant of such Internet domain names). Except as set forth on Section 4.12(a)(B) of the Company Disclosure Schedule, the Company or one of its Subsidiaries solely and exclusively owns all material Company IP free and clear of all Liens (other than Permitted Liens) and owns or has rights to use all Intellectual Property Rights necessary for the conduct of the Business. Except as set forth on Section 4.12(a)(C) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries exclusively licenses any Intellectual Property Rights from or to any third party. Notwithstanding the foregoing, the Purchaser Entities acknowledge and agree that nothing contained in this Section 4.12(a) shall be interpreted or construed as a representation or warranty addressing whether there is or has been any infringement, misappropriation, or violation of any Intellectual Property Rights owned by any third party, and that such matters are addressed exclusively in Section 4.12(e) hereof.

(b)          Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, (i) as of the date hereof each item of Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable (excluding any pending applications included in Company Registered IP), except as would not, individually or in the aggregate, have a material adverse effect on the Business and (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received in the three-year period prior to the date hereof written notice that any Person has brought or has threatened to bring an invalidity, unenforceability or ownership claim as to Company Registered IP against the Company or one of its Subsidiaries.

(c)          Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any written agreement granting any express license to, or any express covenant not to sue, express waiver or express release or other similar express protection with respect to, any material Company IP to any third party except for nonexclusive licenses granted to customers, suppliers, and distributors and non-exclusive licenses granted to other third parties in connection with co-branding or other promotional activities, in each case in the ordinary course of business.

(d)          Except for Standard Contracts and as set forth in Section 4.12(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any written agreement with any third party pursuant to which the Company or any of its Subsidiaries, as the case may be, has been granted an express license to, or an express covenant not to sue, express waiver or express release or other similar express protection with respect to Intellectual Property Rights that is (i) owned by a third party and (ii) material to the Business.

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(e)          Except as set forth in Section 4.12(e) of the Company Disclosure Schedule, no Proceedings are pending or, to the Knowledge of the Company, threatened (including through written invitations to license that are intended to threaten litigation, cease and desist letters or other similar written claims), as of the date hereof, against the Company or any of its Subsidiaries by any third party claiming infringement, misappropriation or violation of Intellectual Property Rights owned by a third party, and no such Proceeding has been pending, or to the Knowledge of the Company, threatened (including through written invitations to license that are intended to threaten litigation, cease and desist letters or other similar written claims), during the three-year period prior to the date hereof. Except as set forth in Section 4.12(e) of the Company Disclosure Schedule, to the Knowledge of the Company, the operation and conduct of the Business by the Company and its Subsidiaries do not infringe, misappropriate or violate the Intellectual Property Rights owned by a third party and has not done so during the two-year period prior to the date hereof. Except as set forth in Section 4.12(e) of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any material Company IP.

(f)          Except as set forth in Section 4.12(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any written claim against a Person alleging that such Person is infringing or misappropriating in any material manner any material Company IP during the three-year period prior to the date hereof.

(g)          The Company and its Subsidiaries have taken commercially reasonable measures to maintain and protect the confidentiality of the material Trade Secrets that are owned by or licensed to the Company or any of its Subsidiaries.

(h)          To the Knowledge of the Company and except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business, no funding, facilities (if provided by specific grant or authorization), or personnel of any public or private university, college or other educational or research institution or Governmental Authority were used by the Company or one of its Subsidiaries, to develop or create, any material Company IP in a manner that would cause any Patents within such Company IP to become subject to the provisions of the Bayh-Dole Act (35 U.S.C. § 200-212), or otherwise result in any such entity having any material right in any Patent within such Company IP to the extent arising from the Company’s or one of its Subsidiaries’ use of such funding, facilities or personnel.

SECTION 4.13         Tax Matters. Except as set forth in Section 4.13(a) of the Company Disclosure Schedule:

(a)          Each of the Company and its Subsidiaries has timely filed (taking into account applicable extensions) all income and all material other Tax Returns required to be filed by it and paid all Taxes due, whether or not shown on such Tax Returns. All such Tax Returns are true and correct in all material respects. The Company and each of its Subsidiaries has made adequate provision (or adequate provision has been made on its behalf), in accordance with GAAP, for all accrued Taxes not yet due.

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(b)          The Company and its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and have complied in all material respects with the rules and regulations relating to the withholding or remittance of Taxes.

(c)          None of the Company or any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. There are no outstanding waivers or comparable consents that have been given by the Company or any of its Subsidiaries regarding the application of any statute of limitations with respect to any Taxes or Tax Returns of the Company or any such Subsidiary. There are no audits, administrative proceedings or court proceedings relating to Taxes or Tax Returns of the Company or any Subsidiary currently pending. There are no closing agreements or similar arrangements with any Tax authority with regard to the determination of the Tax liability of the Company or any of its Subsidiaries. There are no material Liens on any assets of the Company or any Subsidiary with respect to Taxes, other than Liens for Taxes not yet due and payable or for Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and, in each case, for which proper reserves have been established in the Company’s or a Subsidiary’s financial statements. No claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or such Subsidiary is required to file a Tax Return in such jurisdiction.

(d)          None of the Company or any of its Subsidiaries will be required, (A) as a result of a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning after the Closing Date, or (B) as a result of any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning after the Closing.

(e)          None of the Company or any of its Subsidiaries is a party to, or is bound by, any tax sharing agreement.

(f)          None of the Company or any of its Subsidiaries has engaged, or been deemed to have engaged, in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(g)          Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which this Agreement is a part), none of the Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(h)          The Company is and since its inception has been properly classified as either a partnership or disregarded entity for United States federal income tax purposes.

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SECTION 4.14         Labor Relations; Employees.

(a)          Section 4.14(a) of the Company Disclosure Schedule sets forth with respect to each current employee of the Company and its Subsidiaries, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall, (i) the name of such employee, the date as of which such employee was originally hired by the Company or Subsidiary and whether the employee is on an active or inactive status, (ii) such employee’s title, (iii) such employee’s annualized compensation as of the date of this Agreement, including base salary, vacation and paid time off accrual amounts, target bonus and commission, if applicable, and (iv) whether such employee is not fully available to perform work because of a qualified disability or other leave and, if applicable, the type of leave (e.g., disability, workers’ compensation, family or other leave protected by applicable Law) and the anticipated date of return to full service.

(b)          The Company has made available to the Purchaser Entities true, correct and complete copies of all material employee manuals and handbooks, policy statements and other materials in effect as of the date of this Agreement relating to the employment of the employees of the Company and its Subsidiaries.

(c)          Except as set forth in Section 4.14(c) of the Company Disclosure Schedule: (i) the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, immigration, affirmative action, employee privacy, plant closings, wages, hours or work and occupational safety and health, and is not engaged in any act or practice which would reasonably be expected to constitute an unfair labor practice as defined in the National Labor Relations Act or other applicable Laws, (ii) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or like organization, nor is any such contract or agreement presently being negotiated, nor, to the Knowledge of the Company, is there, a representation campaign respecting any of the employees of the Company or any of the Company’s Subsidiaries, (iii) there is no unfair labor practice, grievance, charge, complaint, audit or investigation against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority with respect to any current or former employees of the Company or any of its Subsidiaries, (iv) there is no labor strike, dispute, slowdown, stoppage or lockout pending, affecting or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and (v) and no union or like organization has bargaining rights with respect to any employees of the Company or any of its Subsidiaries.

(d)          There are no Proceedings, pending Proceedings, nor, to the Knowledge of the Company, threatened Proceedings pursuant to any Laws relating to the employees or former employees of the Company or any of its Subsidiaries, including with respect to wrongful dismissal, employment standards, human rights, privacy, and occupational health and safety legislation. To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to lead to a Proceeding under any such Laws.

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(e)          The Company and its Subsidiaries are not delinquent in payments to any employees or former employees of the Company or its Subsidiaries for any wages or other direct compensation, including bonuses, incentive pay, overtime pay, holiday pay, commissions, severance pay, termination pay, or any other forms of compensation whatsoever for any services performed by them or owing to them pursuant to any Laws or Contract.

(f)          All current assessments under applicable Laws related to workers’ compensation insurance relative to the employees of the Company and its Subsidiaries have been paid or accrued by the Company or its Subsidiaries.

(g)          Except as set forth in Section 4.14(g) of the Company Disclosure Schedule, the Company and its Subsidiaries do not sponsor, maintain, contribute to, nor are they otherwise a party to, any plan, program, policy, agreement or other arrangement that is (i) an “employee welfare plan” within the meaning of Section 3(1) of ERISA, (ii) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, (iii) an equity option, equity purchase, equity appreciation right or other equity-based plan, program, policy, agreement or other arrangement, (iv) an individual employment, consulting, termination, severance, retention, change in control or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, health, welfare, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement (each such plan, program, policy, agreement or arrangement being hereinafter referred to in this Agreement individually as a “Company Plan”), and the Company and its Subsidiaries do not have and could not reasonably expect to have any liability with respect to any Company Plan that has been terminated prior to the date hereof.

(h)          With respect to each material Company Plan, the Company has made available to the Purchaser Entities, to the extent applicable, true, correct and complete copies of (i) all documents embodying each material Company Plan, including, without limitation, all amendments thereto and all related trust documents or other funding vehicles, (ii) written descriptions of any material Company Plans that are not set forth in a written document, (iii) the most recent summary plan description together with the summary or summaries of material modifications thereto, (iv) the three most recent annual actuarial valuations, (v) the most recent determination or opinion letter issued by the IRS with respect to any material Company Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter, (vi) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), (vii) all material correspondence to or from the IRS, the DOL, the Pension Benefit Guaranty Corporation or any other Governmental Authority received in the last three years with respect to any material Company Plan, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the DOL’s Delinquent Filer Voluntary Compliance Program, (viii) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) and (ix) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts and group insurance contracts.

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(i)          Each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or any prototype plan with respect to which a Company Plan has been adopted) has received a favorable determination or opinion letter from the IRS as to its qualification (or, if not determined to be so qualified, each such Company Plan may still be amended within the remedial amendment period to cure any qualification defect to the extent permitted by Law). To the Knowledge of the Company, no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or jeopardize the tax-qualified status of such Company Plan or related trust.

(j)          All contributions due with respect to any Company Plan that is subject to Title I of ERISA have been made in all material respects as required under ERISA.

(k)          No Company Plan is subject to the provisions of Section 412 of the Code or Title IV of ERISA (“ERISA Pension Plan”), and, with respect to the Company, neither the Company nor any of its ERISA Affiliates has, in the past six years, contributed to or otherwise had any obligation or Liability in connection with any such plan.

(l)          No Company Plan constitutes a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), and, with respect to the Company, neither the Company nor any of its ERISA Affiliates has, in the past six years, contributed to or otherwise had any obligation or Liability in connection with any multiemployer plan (within the meaning of Section 3(37) of ERISA).

(m)          To the Knowledge of the Company, the Company, any Company Plan, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has not engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” with respect to any Company Plan (within the meaning of Section 4975 of the Code or Section 406 of ERISA). The Company has not engaged in a transaction that would reasonably be expected to result in a civil penalty under Sections 409 or 502(i) of ERISA.

(n)          Each Company Plan (including any related trusts) has, in all material respects, been established, operated and administered in accordance with its terms and applicable Laws, including, without limitation, ERISA, the Code, COBRA, the Family and Medical Leave Act of 1993, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. Neither the Company nor its Subsidiaries has received in the last six years, any notice from any Person questioning or challenging such compliance, and the Company and its Subsidiaries have no Knowledge of any such notice beyond the last six years.

(o)          Other than routine claims for benefits, there are no actions, claims, lawsuits or arbitrations pending or, to the Knowledge of the Company, threatened with respect to any Company Plan, and no facts or circumstances exist which could reasonably be expected to give rise to any such investigation or claim.

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(p)          There are no loans by the Company or any of its Subsidiaries to any of their current or former employees, other than loans under any Company Plan intended to qualify under Section 401(k) of the Code.

(q)          To the Knowledge of the Company, the Company and its Subsidiaries have not made any binding commitment to modify, change or terminate any Company Plan, other than with respect to a modification, change or termination required by Law, and there has been no written interpretation or written announcement by the Company or its Subsidiaries to any Company Plan participant regarding any Company Plan that would increase the expense of maintaining such Company Plan above the level or expense incurred with respect to that plan for the most recent fiscal year.

(r)          The Company does not maintain, contribute to, or have an obligation to contribute to any plan or other arrangement (whether or not a Company Plan) providing, or have any obligation to provide, health, disability, or life insurance or other welfare-type benefits for retired or terminated directors, officers or employees (or their beneficiaries) other than as required by applicable Law.

(s)          Except as set forth on Section 4.14(s) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any Liability under any Company Plan or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Closing Date.

(t)          Each Company Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liabilities to the Purchaser Entities, the Company and its Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(u)          The Company and its Subsidiaries do not have any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(v)         Neither the Company nor any of its Subsidiaries has any Liability, and could not reasonably expect to have any Liability, relating to the Correvio LLC Unit Option Plan (formerly known as the Iroko Cardio LLC Unit Option Plan) or the European Incentive Compensation Plan of Correvio LLC (formerly known as the European Incentive Compensation Plan of Iroko Cardio LLC).

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(w)         The Company and its Subsidiaries have complied in all material respects with its and their legal obligations with respect to each scheme or arrangement mandated by a government (other than the United States) and applicable to any of its employees in any jurisdiction outside of the United States and with respect to each Company Plan that is subject to the Laws of a jurisdiction outside of the United States (a “Foreign Benefit Plan”). The Company and its Subsidiaries’ mandatory contributions to any Foreign Benefit Plan (where applicable) have been made in all material respects as required, and the level of coverage provided under any insurance policy relating to any Foreign Benefit Plan (where applicable) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Benefit Plan. No transaction contemplated by this Agreement shall cause such contributions or insurance obligations to be less than such benefit obligations. Each Foreign Benefit Plan which, under the Laws of any jurisdiction outside of the United States, is required to be registered or approved by any Governmental Authority, has been so registered and approved and has been maintained in good standing with applicable Governmental Authority, and if intended to qualify for special tax treatment, meets all requirements for such treatment.

SECTION 4.15         Brokers. Except for [Name of broker redacted in accordance with Section 12.2(3) of National Instrument 51-102], no agent, broker, investment banker, person or firm acting on behalf of the Company or any of its Subsidiaries or under the authority of the Company or any of its Subsidiaries is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated by this Agreement.

SECTION 4.16         Insurance. Section 4.16 of the Company Disclosure Schedule contains a list of (i) all current insurance policies, bonds, insurance risk arrangements and self-insurance plans (other than title insurance policies) (in each case, against which claims may currently be made), insuring the properties, assets, employees, officers, directors or operations of the Company, its Subsidiaries or the Business (collectively, the “Policies” and individually, a “Policy”) and (ii) all currently pending claims by the Company or any of its Subsidiaries. A true and correct copy of each Policy has been made available to the Purchaser Entities. Each of the Policies is in full force and effect and is customary for companies of similar size and business as the Company and its Subsidiaries. Neither the Company nor its Subsidiaries is in default, whether as to payment of premiums or otherwise, under any provisions of such Policies and there have been no historical gaps in insurance coverage for the past three years.

SECTION 4.17         Commercial Relationships. Except as set forth on Section 4.17 of the Company Disclosure Schedule, since December 31, 2012, none of the Company’s nor any of its Subsidiaries’ material suppliers, vendors, collaborators, distributors or licensors or Significant Customers has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries or has materially altered, in a manner adverse to the Company or any of its Subsidiaries, its relationship with the Company or any of its Subsidiaries. None of such material suppliers, vendors, collaborators, distributors or licensors or Significant Customers has any plan or intention, and has not threatened, to terminate, cancel or otherwise materially modify its relationship with the Company or any of its Subsidiaries.

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SECTION 4.18         Related Party Transactions. Except as set forth on Section 4.18 of the Company Disclosure Schedules, to the Knowledge of the Company, no Affiliate of the majority member of Seller, officer or director of the Company or the Seller or any immediate family member thereof (a) is presently a party or has a direct or indirect interest in any Person (other than publicly traded securities) that is a party to any agreement with the Company, (b) owns any direct or any indirect, interest in any assets of the Company or (c) has any cause of action or other claim against, or owes any amounts to, the Company except for claims in the ordinary course of business. There are no outstanding notes payable to, accounts receivable from or advances by the Company to, and the Company is not otherwise a creditor of the Seller (or any director, officer, shareholder, member, manager or partner thereof).

SECTION 4.19         Accounts Receivable. Except as set forth on Section 4.19 of the Company Disclosure Schedules, all the accounts receivable owing to the Company and its Subsidiaries as of the date of this Agreement constitute, and as of the Closing Date shall constitute, valid and enforceable claims arising from bona fide transactions in the ordinary course of business, and there are no known or asserted claims, refusals to pay or other rights of set-off against any thereof other than such as have arisen or will arise in the ordinary course of business and for which adequate reserves have been established in the Company Financial Statements (to the extent required by GAAP).

SECTION 4.20         Product Liability.

(a)          Since August 31, 2010, no product liability Claims have been received by the Company or its Subsidiaries and, to the Company’s Knowledge, no such Claims have been threatened against the Company or its Subsidiaries alleging any Liability of the Company as a result of any defect or other deficiency with respect to any Company Product.

(b)          During the 12-month period ending on September 30, 2013, [Percentage redacted in accordance with Section 12.2(3) of National Instrument 51-102] of units of Company Products sold during such period were returned by Company customers.

SECTION 4.21         Certain Business Practices. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees, consultants, sales representatives, distributors or agents, in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated any applicable money laundering or applicable anti-terrorism Law. The Company, its Subsidiaries and, to the Knowledge of the Company, their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.). In this regard, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners, in such capacity and on behalf of the Company, have given, offered, agreed or promised to give, or authorized the giving, directly or indirectly, of any money or other thing of value to a public official as an inducement or reward for favorable action or forbearance from action or the exercise of influence in obtaining or retaining business.

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ARTICLE V

Representations and Warranties of the Seller

The Seller hereby represents and warrants to the Purchaser Entities as of the date hereof as follows:

SECTION 5.1           General. The Seller is a legal entity duly organized under the laws of its jurisdiction of organization. The Seller has the capacity and authority to enter into and perform its obligations under this Agreement and the Other Transaction Documents.

SECTION 5.2           Authorization. The execution, delivery and performance of this Agreement and the Other Transaction Documents by the Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate actions, and no other corporate or other such proceedings on the part of the Seller is necessary to authorize the execution, delivery or performance of this Agreement. This Agreement and the Other Transaction Documents to which the Seller is a party are (or when so executed and delivered, will be) duly and validly executed and delivered by the Seller and, assuming that this Agreement and the Other Transaction Documents are valid and binding obligations of the other parties hereto and thereto, this Agreement and the Other Transaction Documents constitutes (or when so executed and delivered will constitute) a valid and binding obligation of the Seller, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights or to general principles of equity.

SECTION 5.3           No Violation. The Seller is not subject to or obligated under its certificate of incorporation, by-laws, partnership agreement or equivalent governing documents, any applicable Law, or rule or regulation of any Governmental Authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Seller’s execution, delivery or performance of this Agreement or the Other Transaction Documents.

SECTION 5.4           Units. The Seller is the record and beneficial owner of 100% of the Units, free and clear of all Liens.

SECTION 5.5           Governmental Bodies; Consents. The Seller is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by the Seller in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 5.6           Securities Matters.

(a)          The Seller acknowledges that the information supplied by the Seller in the representations contained herein will be relied upon by the Purchaser Entities in concluding that the Share Consideration has been issued pursuant to Regulation D under the U.S. Securities Act or another exemption from the registration requirements of the U.S. Securities Act.

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(b)          The Seller acknowledges and agrees that the Share Consideration is being offered and sold in the United States only to the Seller on the basis that the Seller is an “accredited investor” as defined in Rule 501(1), (2), (3), (7) or (8) of Regulation D in a private placement transaction not involving any public offering in reliance on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act or another applicable exemption therefrom, and in Canada on the basis that (i) Seller is not resident in British Columbia and (ii) Seller hereby acknowledges that: (A) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Common Shares comprising the Share Consideration; (B) there is no government or other insurance covering the Common Shares comprising the Share Consideration; (C) there are risks associated with the purchase of the Common Shares comprising the Share Consideration; (D) there are restrictions on Seller’s ability to resell the Common Shares comprising the Share Consideration and it is the responsibility of Seller to find out what those restrictions are and to comply with them before selling the Common Shares comprising the Share Consideration; and (E) Parent has advised Seller that Parent is relying on an exemption from the requirements to provide Seller with a prospectus and to sell securities through a person registered to sell securities under the B.C. Securities Act and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the B.C. Securities Act, including statutory rights of rescission or damages, will not be available to Seller.

(c)          The Seller acknowledges and agrees that the Share Consideration has not been and will not be registered under the U.S. Securities Act or under the applicable securities laws of any state or other jurisdiction, and that the relevant clearances have not been and will not be obtained from the SEC.

(d)          The Seller acknowledges that, unless and until the Share Consideration is registered under the U.S. Securities Act, subject to certain exceptions, the Share Consideration, or any part thereof, may not be offered, sold, resold, taken up, transferred, delivered or distributed, directly or indirectly, within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable securities laws of the states of the United States.

(e)          The Seller acknowledges the Share Consideration is being distributed to it pursuant to a prospectus exemption under the National Instrument 45-106 Prospectus and Registration Exemption and that the offer or sale in Canada of such Share Consideration by the Seller is a distribution unless such offer or sale is made in compliance with the requirements of subsection 2.5(2) of National Instrument 45-102 Resale of Securities.

(f)          The Seller is:

(i)          an “accredited investor” as defined in Rule 501(a)(1), (2), (3), (7) or (8) of Regulation D;

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(ii)         not receiving the Share Consideration as a result of any “general solicitation” or “general advertising” (as those terms are defined in Regulation D); and

(iii)        receiving the Share Consideration for its own account with no present intention of distributing the Share Consideration or an amount thereof, or any arrangement or understanding with any other persons regarding the distribution of such Share Consideration, or otherwise.

(g)          Restricted Securities. The Seller understands that the Share Consideration will be issued as “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and that for so long as such securities are “restricted securities” (as so defined), will not reoffer, resell, pledge or otherwise transfer the Share Consideration, except in an offshore resale pursuant to Regulation S or if the Share Consideration is subsequently registered under the U.S. Securities Act or pursuant to some other available exemption or exclusion from the registration requirements of the U.S. Securities Act and in accordance with any other applicable securities laws, including those of any state or other jurisdiction of the United States. The Seller is aware of the provisions of Rule 144 promulgated under the U.S. Securities Act which permit limited resale of shares purchased in a private placement or shares owned by certain Persons associated with the Company subject to the satisfaction of certain conditions. The Seller understands and agrees that Parent shall cause the legends set forth in Exhibit A, or substantially equivalent legends, to be placed upon any certificate(s) evidencing ownership of the Share Consideration, together with any other legends that may be required by Parent or by applicable state or federal securities laws of the United States or any other jurisdiction.

SECTION 5.7           Stop-Transfer Notices. The Seller agrees that to ensure compliance with the restrictions referred to herein, Parent may issue appropriate “stop transfer” instructions to its transfer agent, if any, and that, if Parent transfers its own securities, it may make appropriate notations to the same effect in its own records.

SECTION 5.8           Information. The Seller is sufficiently aware of Parent’s business affairs and financial condition to reach an informed and knowledgeable decision to receive the Share Consideration. The Seller has made its own investment decision to receive the Share Consideration based on its own knowledge and information which is publicly available with respect to the Share Consideration of Parent.

SECTION 5.9           Economic Risk. The Seller recognizes that receipt of the Share Consideration involves a high degree of risk and that Parent’s future prospects are uncertain. The Seller is able to hold the Share Consideration indefinitely if required and is able to bear the loss of the entire value of the Share Consideration.

SECTION 5.10         Litigation. There are no Proceedings pending or, to the knowledge of the Seller, threatened by or before any court or other Governmental Authority against the Seller that has had, or would, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. No injunction, writ, temporary restraining order, decree, settlement, or any order of any nature has been issued by any court or other Governmental Authority seeking or purporting to enjoin or restrain the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby that has had, or would, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

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SECTION 5.11         Brokers. Except for [Name of broker redacted in accordance with Section 12.2(3) of National Instrument 51-102], no agent, broker, investment banker, person or firm acting on behalf of the Seller or under the authority of the Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated by this Agreement.

ARTICLE VI

Representations and Warranties of the Purchaser Entities

Except as disclosed in the Parent Public Documents filed or furnished to the SEC prior to the date of this Agreement, the Purchaser Entities hereby jointly and severally represent and warrant to the Seller as of the date hereof as follows:

SECTION 6.1            Organization; Power. Each of the Purchaser Entities is an entity duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as disclosed in the Parent Public Documents. Each of the Purchaser Entities is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its business, except for any failure to so qualify or be in good standing that individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect. Each of the Purchaser Entities have made available to the Company true and correct copies of the constitutive documents of such Purchaser Entity, in each case as amended to the date of this Agreement.

SECTION 6.2            Authority; Approvals. (a) The execution, delivery and performance of this Agreement and the Other Transaction Documents by the Purchaser Entities and the consummation of the transactions contemplated hereby and thereby are within their respective powers and have been duly and validly authorized by all necessary action on the part of such Purchaser Entity. This Agreement and the Other Transaction Documents to which such Purchaser Entity is party have been (or when so executed and delivered, will be) duly executed and delivered by such Purchaser Entity, and (assuming due authorization, execution and delivery by the Company and the Seller) constitute (or when so executed and delivered, will constitute) the valid and binding obligation of such Purchaser Entity, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights generally and by the application of general principles of equity.

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(b)          Other than the approvals required by the TSX and NASDAQ for the issuance and listing of the Common Shares comprising the Share Consideration, there are no other approvals, consents or authorizations required by the Purchaser Entities in connection with the Transactions, including for the avoidance of doubt, no approvals of the shareholders of Parent.

SECTION 6.3            Capitalization; Equity Interests.

(a)           Section 6.3(a) of the Parent Disclosure Schedule sets forth Parent’s authorized capital stock and the number of shares of equity securities issued and outstanding as of the date of this Agreement.

(b)           Except as set forth in Section 6.3(b) of the Parent Disclosure Schedule, all outstanding shares of equity or voting securities or other voting securities of, or ownership interests in, Parent are duly authorized and validly issued and, with respect to shares of equity securities, fully paid and nonassessable. Except as set forth in Section 6.3(b) of the Parent Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness or securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of Parent voting securities or interests may vote. Except as set forth in Section 6.3(b) of the Parent Disclosure Schedule, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver sell, or cause to be issued, delivered or sold, additional shares of equity securities or other voting securities of, or ownership interests in, Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 6.3(b) of the Parent Disclosure Schedule, there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating Parent to repurchase, redeem or otherwise acquire any shares of equity securities or other voting securities of, or ownership interests in, Parent or any securities of the type described in the two immediately preceding sentences.

SECTION 6.4           Conflicts; Consents. The execution, delivery and performance by each Purchaser Entity of this Agreement and each Other Transaction Document to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in a breach of any provision of the certificates of incorporation or formation, by-laws or other constitutive documents of such Purchaser Entity, (ii) except as set forth in Section 6.4 of the Parent Disclosure Schedule, cause a material conflict, material breach or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any material note, bond, lease, mortgage, deed of trust, lien, indenture, or any license, franchise, permit, authorization or order, Contract, agreement or other instrument or obligation to which such Purchaser Entity is a party, or by which such Purchaser Entity or its properties or assets are bound, (iii) materially violate any Laws applicable to such Purchaser Entity or such Purchaser Entity’s properties or assets, or (iv) result in the creation or imposition of any Lien upon any material property or material assets used or held by such Purchaser Entity, except where the occurrence of any of the foregoing described in clauses (ii), (iii) or (iv) above would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Except as set forth in Section 6.4 of the Parent Disclosure Schedule, no material notices, reports or other filings are required to be made by a Purchaser Entity with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by a Purchaser Entity from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by such Purchaser Entity or the consummation of the Transactions.

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SECTION 6.5           Financial Information. The Parent Financial Statements (including the related notes) present fairly, in all material respects, the consolidated financial position of Parent and its Subsidiaries, and the results of operations and of cash flows (consolidated with its Subsidiaries) for the periods covered thereby, all of which were prepared and are in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to year-end adjustments, the absence of notes and any other adjustments described therein, none of which is material to Parent or its Subsidiaries, taken as a whole.

SECTION 6.6           Absence of Changes. Except as set forth in Section 6.6 of the Parent Disclosure Schedule, since December 31, 2012, (i) Parent has been operated in the ordinary course of business consistent with past practice and (ii) there has not been any change to the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole, that, individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect.

SECTION 6.7           Litigation. Except as set forth in Section 6.7 of the Parent Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Parent, threatened by or before any court or other Governmental Authority against Parent or its Subsidiaries that has had, or would, individually or in the aggregate, reasonably be likely to have, a Parent Material Adverse Effect. No injunction, writ, temporary restraining order, decree, settlement, or any order of any nature has been issued by any court or other Governmental Authority seeking or purporting to enjoin or restrain the execution, delivery and performance by the Purchaser Entities of this Agreement or the consummation by the Purchaser Entities of the transactions contemplated hereby.

SECTION 6.8           Compliance.

(a)           Except as set forth in Section 6.8(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is in material violation of any Law applicable to Parent or its Subsidiaries or by which any of their respective properties are bound or any regulation issued under any of the foregoing or has been notified in writing by any Governmental Authority of any material violation, or any investigation with respect to any such Law, including Laws enforced by the FDA, the EMA and other comparable Governmental Authorities.

(b)           Except as set forth in Section 6.8(b) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has with respect to any product that is manufactured, tested, distributed, held or marketed by the Parent or any of its Subsidiaries made an untrue statement of a material fact or fraudulent statement to the FDA, the EMA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA, the EMA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the EMA or any other Governmental Authority to invoke any similar policy.

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SECTION 6.9            Intellectual Property.

(a)           Parent or one of its Subsidiaries solely and exclusively owns all material Parent IP free and clear of all Liens (other than Permitted Liens) and owns or has rights to use all Intellectual Property Rights necessary for the conduct of Parent’s and its Subsidiaries’ business. Notwithstanding the foregoing, the Company acknowledges and agrees that nothing contained in this Section 6.9(a) shall be interpreted or construed as a representation or warranty addressing whether there is or has been any infringement, misappropriation, or violation of any Intellectual Property Rights owned by any third party, and that such matters are addressed exclusively in Section 6.9(c) hereof.

(b)          Except as set forth in Section 6.9(b) of the Parent Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) as of the date hereof each item of Parent Registered IP is subsisting, and to the Knowledge of Parent, valid and enforceable (excluding any pending applications included in Parent Registered IP) and (ii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received in the three-year period prior to the date hereof written notice that any Person has brought or has threatened to bring an invalidity, unenforceability or ownership claim as to Parent Registered IP against Parent or one of its Subsidiaries.

(c)          To the Knowledge of Parent and except as set forth in Section 6.9(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has entered into any written agreement with any third party pursuant to which Parent or any of its Subsidiaries, as the case may be, has been granted a license to, or a covenant not to sue, waiver, release or other similar protection with respect to Patents that are (i) owned by a third party and (ii) material to the Parent’s and its Subsidiaries’ business.

(d)          Except (i) as set forth in Section 6.9(d) of the Parent Disclosure Schedule, no Proceedings are pending or, to the Knowledge of Parent, threatened (including through written invitations to license that are intended to threaten litigation, cease and desist letters or other similar written claims), as of the date hereof, against Parent or any of its Subsidiaries by any third party claiming infringement, misappropriation or violation of Intellectual Property Rights owned by a third party, and no such Proceeding has been pending, or to the Knowledge of Parent, threatened (including through written invitations to license that are intended to threaten litigation, cease and desist letters or other similar written claims), during the three-year period prior to the date hereof. To the Knowledge of Parent, the operation and conduct of the business of Parent and its Subsidiaries do not infringe, misappropriate or violate the Intellectual Property Rights owned by a third party and has not done so during the two-year period prior to the date hereof, except for those infringements, misappropriations or violations that would not reasonably be expected to have a Parent Material Adverse Effect on the business of the Parent or its Subsidiaries. To the Knowledge of Parent, no third party is infringing, misappropriating or otherwise violating any material Parent IP.

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(e)          Neither Parent nor any of its Subsidiaries has made any written claim against a Person alleging that such Person is infringing or misappropriating in any material manner any material Parent IP during the three-year period prior to the date hereof.

(f)          To the Knowledge of Parent and except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no funding, facilities (if provided by specific grant or authorization), or personnel of any public or private university, college or other educational or research institution or Governmental Authority were used by Parent or one of its Subsidiaries, to develop or create, any material Parent IP in a manner that would cause any Patents within such Parent IP to become subject to the provisions of the Bayh-Dole Act (35 U.S.C. § 200-212), or otherwise result in any such entity having any material right in any Patent within such Parent IP to the extent arising from Parent’s or one of its Subsidiaries’ use of such funding, facilities or personnel.

SECTION 6.10         Tax. Each of Parent and its Subsidiaries has filed (or has obtained an extension of time within which to file) all Tax Returns and has paid all Taxes shown as due on such Tax Returns, except where the failure to so file or the failure to so pay would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 6.11         Labor Relations; Employees.

(a)          Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance in all respects with all applicable Laws respecting employment and employment practice, terms and conditions of employment, wages, hours or work and occupational safety and health, and is not engaged in any act or practice which would reasonably be expected to constitute an unfair labor practice as defined in the National Labor Relations Act or other applicable Laws.

(b)          There are no material claims, material pending claims, or, to the Knowledge of Parent, material written threatened claims, pursuant to any Laws relating to the employees or former employees of Parent or its Subsidiaries, including with respect to wrongful dismissal, employee standards, human rights, privacy, and occupational health and safety legislation.

(c)          No Parent Plan is an ERISA Pension Plan, and with respect to Parent, neither Parent nor any of its ERISA Affiliates has, in the past five years, contributed to or otherwise had any obligation or Liability in connection with any such plan.

(d)          Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Plan has been operated in all respects in accordance with its terms and applicable Laws.

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(e)           Other than routine claims for benefits, there are no material actions, material claims, material lawsuits or material arbitrations pending or, to the Knowledge of Parent, threatened in writing with respect to any Parent Plan, and no facts exist which could reasonably be expected to give rise to any such investigation or claim.

SECTION 6.12           Insurance. Parent and each of its Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as Parent believes are prudent and customary for a company (i) in the businesses and location in which Parent and its Subsidiaries, as applicable, are engaged, (ii) with the resources of Parent and its Subsidiaries, as applicable, and (iii) at a similar stage of development as Parent and its Subsidiaries, as applicable. Neither Parent nor any of its Subsidiaries has received any written notice that it will not be able to renew its existing insurance coverage as and when such coverage expires.

SECTION 6.13          Brokers. No agent, broker, investment banker, person or firm acting on behalf of the Purchaser Entities or under the authority of the Purchaser Entities is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with the any of the transactions contemplated by this Agreement.

SECTION 6.14           Securities Matters and SEC Filings.

(a)          The Common Shares comprising the Share Consideration will be duly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid and nonassessable. The distribution of the Share Consideration to the Seller is exempt from the prospectus requirements of Canadian Securities Laws. There are no resale restrictions on the Share Consideration under Canadian Securities Laws other than the restrictions imposed under subsection 2.5(2) of National Instrument 45-102 Resale of Securities. At the Closing, the issuer of the Share Consideration will be and will have been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the Closing for the purposes of National Instrument 45-102 Resale of Securities.

(b)          Parent has filed or furnished with all applicable Governmental Authorities true and correct copies of Parent Public Documents that Parent is required to file or furnish pursuant to the U.S. Exchange Act. Each Parent Public Document, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Parent has not filed any confidential material change report with any Governmental Authority which at the date hereof remains confidential. As of the date of this Agreement, there are no material unresolved comments issued by the staff of any Governmental Authority with respect to Parent Public Documents. Parent maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning Parent is made known on a reasonably timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents

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(c)          No order ceasing or suspending trading in securities of Parent or prohibiting the sale of such securities has been issued and is outstanding against Parent or its directors, officers or promoters.

(d)          Parent is a reporting issuer not in default (or the equivalent) under applicable Canadian Securities Laws.

(e)          Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(f)          Assuming the accuracy of the representations and warranties made by the Seller in Article V, the Share Consideration will be issued to the Seller in a private placement transaction exempt from the registration requirements of Section 5 of the U.S. Securities Act provided by Section 4(a)(2) under the U.S. Securities Act or another applicable exemption therefrom.

SECTION 6.15         Certain Business Practices. None of Parent, any of its Affiliates or, to the Knowledge of Parent, any of their respective directors, officers, employees, consultants, sales representatives, distributors or agents, in such capacity and on behalf of the Parent, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated any applicable money laundering or applicable anti-terrorism Law. Parent, its Affiliates and, to the Knowledge of Parent, their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.). In this regard, to the Knowledge of Parent, none of Parent, any of its Affiliates or any of their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners, in such capacity and on behalf of Parent, have given, offered, agreed or promised to give, or authorized the giving directly or indirectly, of any money or other thing of value to a public official as an inducement or reward for favorable action or forbearance from action or the exercise of influence in obtaining or retaining business

SECTION 6.16         Solvency. After consummation of, and giving effect to, the transactions contemplated under this Agreement and the Other Transaction Documents, Parent is Solvent.

ARTICLE VII

Certain Covenants

SECTION 7.1           [Reserved]

SECTION 7.2           [Reserved]

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SECTION 7.3           Financial Records; Statements; Audit. (a) Parent shall keep, and shall cause its Subsidiaries to keep, complete and accurate books and records pertaining to the exploitation of the Products and Acceleration Events, including books and records of the invoiced sales and Cash Receipts of the Products and Net Proceeds, in sufficient detail to calculate the Deferred Consideration Payments payable under this Agreement. Such books and records shall be retained by Parent and its Subsidiaries until the later of (a) three years after the date of the final Deferred Consideration Payment and (b) the expiration of the applicable tax statute of limitations (or any extensions thereof), or for such longer period as may be required by applicable Law.

(b)          Upon Seller’s written request, Parent shall (i) grant the Seller and its Representatives access to Parent’s executive management, including members of management with responsibility for the development, sales and distribution and financial reporting of Products, by way of physical meeting or teleconference during normal business hours, provided, that such access shall not be requested by Seller more than once per calendar quarter, and (ii) provide Seller and its Representatives with historical net sales of Products for the previous four quarters and forecasts for the sales of Products for the forthcoming four quarters.

(c)          In addition to the provisions of Section 7.3(a), Parent hereby grants, and shall cause its Affiliates (including the Company) to grant, upon the prior written request of the Seller, to be delivered within 30 days of the receipt by the Seller of a Deferred Consideration Payment Statement or within 30 days of an Acceleration Event or an event that the Seller reasonably believes to have been an Acceleration Event, to the Seller and its Representatives, no more than once per calendar quarter, access to (i) review Parent’s and its Affiliates’ (including the Company) books of account and records, (ii) management personnel with responsibility for the sales and distribution of Products, and (iii) to the related accounting information (including appropriate finance personnel of Parent and its Subsidiaries) (the information and access in (i)-(iii), “Financial Information”), for the purpose of verifying the Deferred Consideration Payments made during the prior 3 months and whether any Acceleration Events have occurred and the Net Proceeds arising from such Acceleration Events (each such review shall be referred to herein as a “Deferred Consideration Payment Audit”). Each such Deferred Consideration Payment Audit shall take place at the location of such records, on prior written notice by the Seller of at least 10 days, and during normal business hours. Notwithstanding the foregoing, (x) in no event shall the Seller provide more than three of its Representatives with direct access to the Financial Information in connection with any Deferred Consideration Payment Audit (unless otherwise consented to by Parent), (y) in no event shall a Representative consulted or otherwise used by the Seller hereunder be a competitor of Parent and its Subsidiaries (including the Company) or be consulted on other than a need-to-know basis (as reasonably determined by the Seller), and (z) the Seller shall cause each such Representative consulted or used hereunder to enter into confidentiality agreements containing confidentiality provisions with respect to any Financial Information provided and stating that Parent and its Subsidiaries (including the Company) are named third party beneficiaries of such provisions with the right to enforce such provisions; provided, that, to the extent any such information constitutes material non-public information, as determined by Parent, the Seller acknowledges that it shall be prohibited from trading in securities of Parent until such time as such information is generally disclosed to the public.

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(d)          In the event of a dispute over the results of a Deferred Consideration Payment Audit conducted pursuant to Section 7.3, Parent and the Seller shall work in good faith to resolve such dispute. If Parent and the Seller are unable to reach a mutually acceptable resolution of any such dispute within 30 days, the dispute shall be submitted for arbitration to a certified public accounting firm selected by Parent and the Seller or to such other Person as Parent and the Seller shall mutually agree (the “Accountant”); if Parent and the Seller are unable to agree on such a certified public accounting firm or other Person, then Parent shall deliver to the Seller a list of three other accounting firms of recognized national standing and the Seller shall select one of such three accounting firms. Seller shall bear the full cost of such arbitration as well as the Deferred Consideration Payment Audit under this Section 7.3, unless such Deferred Consideration Payment Audit or, if the results of such Deferred Consideration Payment Audit are disputed, arbitration discloses an underpayment by Asset Purchaser of more than 10% of the amount owed during the period being audited, in which case Asset Purchaser shall bear the full cost of such Deferred Consideration Payment Audit. Not later than 10 days after such decision and in accordance with such decision, Parent shall pay any additional Deferred Consideration Payments, with interest from the date originally due as provided in Section 3.4, or the Seller shall reimburse such excess payments, as applicable.

SECTION 7.4           Listing; Further Assurances; Other Agreements.

(a)           Parent shall use its commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NASDAQ of the Common Shares comprising the Share Consideration, subject only to satisfaction by Parent of customary listing conditions of the TSX and NASDAQ.

(b)           In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties to this Agreement shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party hereto for such purposes or otherwise to consummate the transactions contemplated by this Agreement.

(c)           From and after the Closing, until the earlier of (i) the Maturity Date, or (ii) the date on which the Adjusted Cash Consideration is fully paid by Parent to the Seller, Parent shall use, and shall cause its Affiliates and sublicensees, including distributors, to use, Commercially Reasonable Efforts to market and sell (i) Aggrastat™ in every territory set forth on Section 7.4(c)(i) of the Parent Disclosure Schedule and (ii) Brinavess™ in each of the territories set forth on Section 7.4(c)(ii) of the Parent Disclosure Schedule, in each case, for as long as they are saleable in such territories under applicable Law.

(d)           Without limiting in any way Seller’s obligations, liabilities, representations and/or covenants under this Agreement, the Purchaser Entities acknowledge and agree that the IP Agreement does not create or impose any additional obligations or liabilities for, and/or additional representations and covenants by, the Seller hereunder or thereunder.

SECTION 7.5           Public Announcements. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Authority.

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SECTION 7.6           Indemnification; Insurance. (a) The Purchaser Entities agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, manager and employee of the Company and its Subsidiaries provided for in their respective organizational documents in effect as of the date of this Agreement shall continue in full force and effect for a period of six years from the Closing; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim.

(b)           For a period of six years from and after the Closing Date, Parent shall cause the Company and its successors to either (i) maintain in effect for such six-year period directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance Policies”) in respect of acts or omissions occurring on or prior to the Closing Date covering each Person currently covered by the Company’s and each Subsidiary’s D&O Insurance Policies in effect as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s and each Subsidiary’s D&O Insurance Policies in effect as of the date hereof, or (ii) purchase comparable D&O Insurance Policies (which may be in the form of a prepaid “tail” policy) for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s and each Subsidiary’s D&O Insurance Policies in effect as of the date hereof; provided, however, that in no event shall Parent or the Company be required to expend for such policies an aggregate premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided further that Parent or the Company, as applicable, shall notify Seller reasonably in advance of any renewal of such policies which provides for any reduction in the current coverage and permit Seller, at its sole option, to fund any coverage shortfall.

(c)           The obligations under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any Seller Indemnified Party to whom this Section 7.6 applies without the consent of such affected Seller Indemnified Party (it being expressly agreed that the Seller Indemnified Parties to whom this Section 7.6 applies shall be third-party beneficiaries of this Section 7.6 and shall be entitled to enforce the covenants contained herein).

(d)           In the event that the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of the Company, as the case may be, assume the obligations set forth in this Section 7.6.

SECTION 7.7           Expenses. Each party hereto shall bear its own fees, costs and expenses incurred in the pursuit of the transactions contemplated by this Agreement, including the fees and expenses of its respective counsel, financial advisors and accountants.

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SECTION 7.8            Continuity of Employees and Employee Benefits.

(a)           For the period of time commencing on the Closing Date and ending on December 31, 2013, Parent shall provide, or cause to be provided, to employees who were, immediately prior to the Closing Date, employees of the Company or its Subsidiaries and who are retained as employees after the Closing Date by Parent and its Subsidiaries (“Transferred Employees”) employee retirement and welfare benefits that, in the aggregate are substantially similar to the employee retirement and welfare benefits provided by the Company (or its Affiliate, as applicable) immediately prior to the Closing Date. For the period of time beginning on January 1, 2014 and ending on June 30, 2014, Parent shall provide, or cause to be provided, to Transferred Employees, employee benefits that, in the aggregate are substantially similar to the employee benefits provided by the Parent (or its Subsidiary, as applicable) to those similarly situated employees (including taking into account the location of the employees) who were employed by Parent or its Subsidiary immediately before the Closing Date.

(b)           The Transferred Employees shall receive full credit for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company or its Subsidiaries provide such past service credit) for purposes of eligibility and vesting (but not (i) benefit accrual other than with respect to severance and vacation or other paid time off benefits and (ii) to the extent that its application would result in a duplication of benefits with respect to the same period of service) under benefit plans and programs provided to the Transferred Employees after the Closing Date to the same extent such service was recognized under the benefit plans of the Company or any of its Affiliates prior to the Closing Date.

(c)            For health and medical benefit plans offered to Transferred Employees by Parent or an Affiliate of Parent, Parent or its Affiliate (as applicable) shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods for Transferred Employees and their eligible dependents, to the extent permitted by the terms of the applicable plans and shall provide Transferred Employees with credit with respect to any deductibles and co-payments made during the year in which the Closing occurs.

(d)            Nothing in this Agreement is intended to (i) be treated as an amendment to any particular Company Plan, (ii) prevent Parent from amending or terminating any of the Company Plans in accordance with their terms, (iii) prevent Parent, after the Closing Date, from terminating the employment of any Transferred Employee or (iv) create any third-party beneficiary rights in any employee, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any employee by the Company or its Affiliates under any Company Plan.

SECTION 7.10            Tax Matters (a) Parent shall be liable for all Transfer Taxes arising from the transactions contemplated by this Agreement. “Transfer Taxes” means all sales, use, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar Taxes, together with any interest thereon, penalties, fines, costs, fees or additions to tax. The Seller and Parent shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any such Transfer Taxes payable in connection therewith.

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(b)            The Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company that are required to be filed prior to the Closing Date.

(c)           The Seller shall prepare in a manner consistent with past practices, or cause to be prepared in a manner consistent with past practices, except as otherwise required by applicable Law, and shall timely file, or cause to be timely filed, all income Tax Returns of the Company’s Subsidiaries with respect to any Pre-Closing Tax Period. No later than 30 days prior to the due date for filing any such Tax Returns, the Seller shall provide Parent with an opportunity to review and approve such Tax Returns (which approval shall not be unreasonably withheld, conditioned or delayed).

(d)            Parent shall prepare, or cause to be prepared in a manner consistent with past practices, except as otherwise required by applicable Law, and shall timely file, or cause to be timely filed, all other Tax Returns of the Company’s Subsidiaries with respect to any Pre-Closing Tax Period. No later than fifteen days prior to the due date for filing any such Tax Returns, Parent shall provide the Seller with an opportunity to review and approve such Tax Returns (which approval shall not be unreasonably withheld, conditioned or delayed).

(e)            The Seller shall be entitled to receive from Parent, the Company and their Subsidiaries and Affiliates all refunds (or credits for overpayments) of Taxes, including any interest thereon, attributable to Pre-Closing Tax Periods. Promptly upon receipt of any such Tax refund (or credits for overpayment), and in no event later than 10 Business Days after receipt by Parent, the Company or any of their Subsidiaries, Parent will, and will cause the Company and/or its Subsidiaries to, deliver and pay over, by wire transfer of immediately available funds such Tax refunds (or credits for overpayments), including any interest thereon, to the Seller, by making a distribution of such Tax refunds (or credits for overpayments)); provided, however, that if any portion of such Tax refund is subsequently disallowed, the Seller shall promptly pay to Parent an amount of cash equal to such disallowed portion.

(f)             Parent, the Company, its Subsidiaries and the Seller shall reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit or other contest related to Taxes (a “Tax Contest”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Parent, the Company, its Subsidiaries and the Seller shall retain all books and records with respect to Taxes for a period of at least seven years following the Closing Date, and prior to destroying any such books and records, the Seller shall offer to deliver such records to Parent (at Parent’s expense).

SECTION 7.11          Repayment of Indebtedness. The Seller and the Company shall cause the Company to have no Indebtedness at the Closing.

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SECTION 7.12          Confidential Information; Trading Restrictions. The Seller acknowledges that the information provided under Section 3.4 or Section 7.3 may be material non-public information and hereby covenants and agrees to keep, and cause its Representatives to keep, confidential any information identified by Parent as confidential, unless (a) such information becomes generally available to the public (other than as a result of a breach of this provision by the Seller), (b) such information was available to the Seller on a non-confidential basis from a source (other than Parent or its Representatives) that, to the knowledge of the Seller, is not and was not prohibited from disclosing such information to the Seller by a contractual, legal or fiduciary obligation or (c) the Seller is required by law to disclose such information; provided, that in an event specified in clause (c), the Seller shall provide Parent with prompt prior written notice of such required disclosure and the Seller shall disclose only that portion of the confidential information that the Seller is advised by counsel is legally required. The Seller agrees that it will comply, and will cause its Representatives to comply, with all securities laws applicable to the receipt of material non-public information and restrictions on trading in securities when in possession of such information.

SECTION 7.13          Payments to [Name of broker redacted in accordance with Section 12.2(3) of National Instrument 51-102]. Notwithstanding anything in this Agreement to the contrary, from and after the date of this Agreement, Seller shall be responsible for, and shall pay, any amounts owed to [Name of broker redacted in accordance with Section 12.2(3) of National Instrument 51-102] pursuant to clause (x) of the third bullet of paragraph 2 of the Letter Agreement, dated May 10, 2012, between the Company and [Name of broker redacted in accordance with Section 12.2(3) of National Instrument 51-102].

ARTICLE VIII

[Reserved]

ARTICLE IX

Indemnification

SECTION 9.1          Indemnification of Parent Indemnified Parties. From and following the Closing, and subject to the limitations contained in Section 9.3 and Section 9.4, the Seller shall indemnify and hold harmless each of the Purchaser Entities, the Company, their Affiliates and each of their respective officers, managers, employees, members, directors, partners, stockholders, successors, heirs, assigns, agents and Representatives (each a “Parent Indemnified Party” and, together, the “Parent Indemnified Parties”) from and against any and all claims, losses, liabilities, damages, deficiencies, Tax, assessment, fine, judgment, costs and expenses, including reasonable costs and expenses of investigating and pursuing a claim and all reasonable attorneys’ fees and expenses (individually a “Loss” and, collectively, “Losses”) suffered or incurred by such Parent Indemnified Party to the extent arising or resulting from, or relating to:

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(a)           any inaccuracy or breach of, or any misrepresentation with respect to, any representation or warranty of the Company or the Seller contained in this Agreement or any certificate delivered in connection with the Transactions;

(b)           any breach of any covenant of the Seller or, prior to the Closing, the Company contained in this Agreement or any certificate delivered in connection with the Transactions; or

(c)          Taxes of the Company or any of its Subsidiaries for all Pre-Closing Tax Periods to the extent in excess of the liability for such Taxes reflected in the Interim Financial Statements. In the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the Pre-Closing Tax Period shall (A) in the case of any Taxes other than Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (B) in the case of Taxes based upon or related to income, be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date.

SECTION 9.2           Indemnification of Seller Indemnified Parties. From and following the Closing, Parent and Unit Purchaser shall, jointly and severally, indemnify and hold harmless the Seller and each of its respective Affiliates, officers, managers, employees, members, directors, partners, stockholders, successors, heirs, assigns, agents and Representatives (the “Seller Indemnified Parties”) from and against all Losses suffered or incurred by such Seller Indemnified Party to the extent arising or resulting from, or relating to:

(a)           any inaccuracy or breach of, or any misrepresentation with respect to, any representation or warranty of the Purchaser Entities contained in this Agreement or any certificate delivered in connection with the Transactions; or

(b)          any breach of any covenant of the Purchaser Entities or, following the Closing, the Company contained in this Agreement or any certificate delivered in connection with the Transactions.

SECTION 9.3           Indemnification Procedures. (a) If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which a claim for indemnification may be made under this Article IX (a “Third Party Claim”) or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnity, and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly (but in any event within 20 days following such Party’s receipt of a Third Party Claim) provide the party or parties from which indemnification is sought hereunder (the “Indemnifying Party”) (and, if Parent, with a copy to the Seller) with written notice of such Third Party Claim, specifying the nature, the amount thereof, to the extent known, and the basis for indemnification sought (it being understood that the failure of the Indemnified Party to give such notice with reasonable promptness will not relieve the Indemnifying Party from its indemnification obligations hereunder but that any such notice (which shall constitute a claim for indemnity under this Article IX) must be provided prior to the date that such indemnification obligations otherwise expire pursuant to Section 9.5). With respect to Third Party Claims, the Indemnifying Party shall have the right to direct, through counsel of its own choosing (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld), the defense or settlement of any such Third Party Claim at its own expense. The Indemnifying Party shall have 15 days to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party does not elect to so assume control of such defense within such 15-day period or fails to diligently prosecute or withdraws from such defense, the Indemnified Party shall control such defense (it being understood that the Indemnifying Party shall pay the costs of the Indemnified Parties’ counsel). The Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the Indemnified Party in its sole discretion) in any Third Party Claim and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party. The Indemnified Party shall reasonably assist and cooperate with the Indemnifying Party and its counsel in the defense or compromise of such claim or demand. Such reasonable assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees, upon reasonable advance notice and for reasonable period of time, to assist in the investigation, defense and resolution of such matters and providing reasonable legal and business assistance with respect to such matters. If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise, discharge or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) such compromise, discharge, or settlement provides for a complete and unconditional release of each Indemnified Party and does not result in a finding or admission of a violation of Law or the violation of the rights of any Person by the Indemnified Party and (B) the sole relief provided in connection therewith is monetary damages that are paid in full by the Indemnifying Party. If, however, the Indemnifying Party elects not to assume the defense of a Third Party Claim, no compromise, discharge or settlement of such claims may be effected by the Indemnified Party without the Indemnifying Party’s consent (which shall not be unreasonably withheld, conditioned or delayed).

(b)         If an Indemnified Party shall have a claim to be indemnified by an Indemnifying Party under this Agreement which does not involve a Third Party Claim, the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature, the amount thereof, to the extent known, and the basis for indemnification sought (it being understood that the failure of the Indemnified Party to give such notice with reasonable promptness will not relieve the Indemnifying Party from its indemnification obligations hereunder but that any such notice (which shall constitute a claim for indemnity under this Article IX) must be provided prior to the date that that such indemnification obligations otherwise expire pursuant to Section 9.5). The Indemnifying Party will have 45 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party.

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SECTION 9.4           Limitations on Indemnification.

(a)          No Parent Indemnified Party or Seller Indemnified Party shall be entitled to assert any claim for indemnification pursuant to Section 9.1, or Section 9.2, as applicable, unless such claim is asserted by a written notice given by such party in accordance with the terms hereof prior to the close of business on the date of expiration of the applicable survival period set forth in Section 9.5, in which case the representation, warranty, covenant or agreement which is the subject of such claim and any related claims arising from such claim shall survive, to the extent of such claims only, until such claims are resolved, whether or not the amount of Losses resulting from such claim has been finally determined at the time the notice is given. Notwithstanding anything in this Agreement to the contrary, (i) Parent Indemnified Parties shall not be entitled to assert any claim for indemnification under Section 9.1(a) unless and until the aggregate liability for Losses suffered by Parent Indemnified Parties thereunder exceeds $150,000 (the “Deductible”), and then only to the extent of such excess, (ii) the Seller Indemnified Parties shall not be entitled to assert any claim for indemnification under Section 9.2(a) unless and until the aggregate liability for Losses suffered by the Seller Indemnified Parties thereunder exceeds the Deductible, and then only to the extent of such excess, (iii) no claim for indemnification pursuant to Section 9.1 may be asserted with respect to any Loss suffered by Parent Indemnified Parties to the extent (and only to the extent) that such Loss has been reserved for in the consolidated balance sheets of the Company and its Subsidiaries included in the Company Financial Statements (excluding any notes thereto), (iv) the aggregate liability of the Seller under Section 9.1(a) and of Parent and Unit Purchaser under Section 9.2(a) shall in no event exceed $1,000,000, and (v) the limitations set forth in Section 9.4(a)(i) - (iv) shall not apply in the event of a breach of any Fundamental Representation, a breach of Section 4.13 (Tax), indemnification pursuant to Section 9.1(c) or to Losses caused by fraud or willful misconduct (“Fraud”), provided, that, the maximum aggregate liability of the Seller resulting from a breach of Fundamental Representations of the Seller or the Company or a breach of Section 4.13 (Tax) or indemnification pursuant to Section 9.1(c) shall equal the value of the Aggregate Consideration actually received by the Seller. The express written waiver of any condition to the Closing based on the accuracy of any representation or warranty shall be deemed a waiver of the right to indemnification under this Article IX with respect to such representation or warranty, covenant, agreement or obligation. In the event that a Parent Indemnified Party or Seller Indemnified Party makes a claim for indemnification, it shall use commercially reasonable and cost effective efforts to mitigate and/or remediate the loss, including by drawing on insurance policies to recover for such losses. Notwithstanding anything in this Agreement to the contrary, for purposes of determining the amount of any Loss related to such breach or misrepresentation, such representation or warranty shall be considered without regard to any “material,” “material adverse effect,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or other similar qualifications set forth therein.

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(b)          The amount of any Losses that any Parent Indemnified Party is entitled to receive pursuant to Section 9.1 shall be reduced (A) to reflect any Tax Benefit actually utilized, in the year in which the indemnity payment is required to be made or in any prior year, by Parent or Unit Purchaser or any of their respective Subsidiaries, and (B) by any amounts actually recovered by Parent Indemnified Party (or its Affiliates) under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses. Any Parent Indemnified Party shall waive, to the extent permitted under applicable insurance policies, any subrogation rights that the insurer might have with respect to any indemnifiable Losses. Parent Indemnified Parties shall have no right to assert any claims under this Article IX with respect to any Losses that would have been covered by insurance had Parent maintained for the benefit of the Company (or caused the Company to maintain) the same insurance coverage following the Closing that was in effect for the Company immediately prior to Closing. To the extent that the claim with respect to which an indemnity obligation arises has not given rise to a Tax Benefit in a prior year or in the year in which the indemnity payment is to be made, but gives rise to a Tax Benefit in a later year, Parent Indemnified Party shall pay to the Seller the amount of such Tax Benefit. For purposes of this Agreement, “Tax Benefit” means any deduction, amortization, exclusion from income or other allowance that actually reduces in cash the amount of Tax that Parent or Unit Purchaser or any of their respective Subsidiaries would have been required to pay (or actually increases in cash the amount of Tax refund to Parent or Unit Purchaser or any of their respective Subsidiaries would have been entitled) in the absence of the item giving rise to the indemnity claim. For purposes of determining the amount of any payment due to the Indemnifying Party pursuant to this Section 9.4, Parent or Unit Purchaser or any of their respective Subsidiaries shall be deemed to use all other deductions, amortizations, exclusions from income or other allowances of the Company or of any Subsidiary of the Company (to the extent that such deductions, amortizations, exclusions from income or other allowances are entitled to be used under applicable Tax law) prior to the use of any Tax Benefits in respect of which Parent or Unit Purchaser is obligated to pay the Indemnifying Party hereunder. The parties acknowledge and agree that, subject to Section 12.10, should the Closing occur, the sole and exclusive remedy of each party with respect to any and all claims relating to any breach of any representation, warranty or covenant made in this Agreement (other than claims of, or causes of action arising from, fraud or Willful or Intentional Breach) shall be governed by, and subject to, the terms and provisions set forth in this Article IX. In furtherance of the foregoing, the parties hereby waive, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or Willful or Intentional Breach) that it may have against the other parties or their respective Affiliates arising under or based upon any breach of any representation, warranty or covenant made in this Agreement (except pursuant to the indemnification provisions set forth in this Article IX and equitable remedies set forth in Section 12.10). Except to the extent actually paid to an unrelated third party, in no event shall Parent be entitled to recover or make a claim against the Seller or any of their Affiliates or Representatives, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, for any amounts in respect of consequential, incidental or indirect damages, lost profits, diminution in value or punitive damages and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(c)          No party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation or warranty of the other party contained in this Agreement to the extent that the individuals included in the definition of (i) “Company’s Knowledge” (in the case of a breach by the Purchaser Entities) or (ii) “Parent’s Knowledge” (in the case of a breach by the Company or the Seller), had actual knowledge of the facts and circumstances giving rise to such breach and actual knowledge that such facts and circumstances constituted a breach of a representation or warranty of the other party contained in this Agreement prior to the Closing.

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(d)          Except with respect to satisfaction of indemnity obligations pursuant to Section 9.1(c), which shall be satisfied pursuant to clause (ii) or (iii) of this Section 9.4(d), the Seller may satisfy any Losses (in whole or in part) for which a Parent Indemnified Party is entitled to indemnification hereunder, following final resolution of a Third Party Claim in accordance with Section 9.3, by (i) transferring Common Shares of Parent back to Parent (such Common Shares to be valued as of the value of such Common Shares on the Closing Date), (ii) setting off future Deferred Consideration Payments by an amount equal to such Losses or (iii) by wire transfer of immediately available funds.

SECTION 9.5           Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement and in any certificates delivered at the Closing in connection with this Agreement together with any indemnification obligation associated therewith or based thereon will survive the Closing and shall terminate at the later of the close of business on the date that is (a) 12 months after the Closing Date and (b) 90 days following the first audit completed after the Closing Date, but in no event later than December 31, 2014 (the “Indemnity Termination Date”), except that (i) the representations and warranties set forth in Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Authority), Section 4.3 (Capitalization; Membership Interests), Section 5.1 (General), Section 5.2 (Authorization), Section 5.3 (No Violation), Section 5.4 (Units), Section 6.1 (Organization; Power), Section 6.2(a) (Authority) and Section 6.3 (Capitalization; Equity Interests) (the “Fundamental Representations”) and the representations in Section 4.13 (Tax) and Section 4.14 (Labor Relations; Employees) and the indemnity under Section 9.1(b) (Tax) shall survive until the date that is 36 months after the Closing Date. The covenants of the parties hereto contained in this Agreement which are to be performed prior to the Closing shall terminate at, and not survive, the Closing; provided, that any claim for indemnification for breach of a pre-Closing covenant may be made until the close of business on the date that is 12 months after the Closing Date. The covenants of the parties hereto contained in this Agreement which are to be performed at or after the Closing shall terminate at the end of the statute of limitations applicable to such covenant, except for the covenants set forth in Section 7.12 and Section 7.13, which shall survive indefinitely. No party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof, except with respect to a claim for indemnification under this Article IX if written notice thereof has been given in accordance with the provisions hereof by the Indemnified Party to the Indemnifying Party prior to the close of business on the applicable survival period set forth in this Section 9.5. Notwithstanding anything to the contrary contained herein, if such written notice has been given in accordance with the provisions hereof and prior to the termination of the applicable representation, warranty, covenant or agreement, then the relevant representations, warranties, covenants and agreements shall survive as to such claim until the claim has been finally resolved.

SECTION 9.6           Tax Treatment. All indemnity payments made under this Article IX shall be treated as an adjustment to the Transferred Asset Consideration or the Unit Consideration, as applicable, for all applicable tax purposes unless otherwise required by applicable Law.

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ARTICLE X

[Reserved]

ARTICLE XI

[Reserved]

ARTICLE XII

Miscellaneous

SECTION 12.1         Entire Agreement. This Agreement (including the annexes, exhibits and schedules hereto), the Other Transaction Documents, the Confidentiality Agreement and the Agreement, dated November 18, 2013 (the “Letter Agreement”), by and among Parent, Asset Purchaser, Unit Purchaser and the Seller, as applicable, set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement and any certificate delivered pursuant hereto, there are no representations or warranties, express or implied, made by any party to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement. Except for the matters set forth in the Confidentiality Agreement and the Letter Agreement, any and all previous agreements and understandings between or among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein. In the event of any conflict between the terms or provisions of this Agreement on the one hand and the terms or provisions of the Escrow Agreement on the other hand, the terms and provisions of this Agreement shall govern.

SECTION 12.2         No Third Party Beneficiaries. Except as provided in Section 7.6 (Indemnification; Insurance) and Article IX, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 7.6 shall not arise unless and until the Closing occurs.

SECTION 12.3         Assignment and Binding Effect. This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

SECTION 12.4         Notices. Any notice, request, demand, waiver, consent, approval, or other communication that is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to such party personally or sent to such party by email or facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 12.4), by overnight courier, or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

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If to the Parent Entities:

Cardiome Pharma Corp.

6190 Agronomy Road, Suite 405

Vancouver, B.C., Canada V6T 1Z3

Attention:     David McMasters

Fax No.:        (604) 677-6915

with a copy to (which shall not constitute notice to the Purchaser Entities):

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Facsimile:     (310) 712-8800

Email:            resslera@sullcrom.com

Attention:      Alison S. Ressler

If to the Seller, at the addresses set forth on Section 12.4 of the Company Disclosure Schedules or to such other address or Person as any party hereto may have specified in a notice duly given to the other parties hereto as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, emailed, sent by facsimile, overnight couriered, or mailed.

SECTION 12.5         Amendment and Modification. This Agreement may be amended, modified or supplemented at any time prior to the Closing by mutual agreement of each of the parties hereto. Any amendment, modification or revision of this Agreement and any waiver of compliance or consent with respect hereto shall be effective only if in a written instrument executed by each of the parties hereto. The waiver by any party of the performance of any act shall not operate as a waiver of the performance of any other act or an identical act required to be performed at a later time.

SECTION 12.6         Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to principles of conflicts of laws thereof.

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(b)          Each of the parties hereto (a) consents to submit itself to the exclusive jurisdiction of the federal or state courts in King County in the State of Washington, or if such courts do not have jurisdiction, a federal or state court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (the “Chosen Courts”), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

SECTION 12.7         Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT OR BY THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 12.8         Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto to the fullest extent permitted by applicable Law and the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 12.9         Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 12.10      Specific Performance. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage may occur in the event that any of the covenants or agreements set forth herein were not performed by them in accordance with the terms hereof or were otherwise breached and that money damages or other legal remedies may not be an adequate remedy. Accordingly, the parties hereto agree that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the covenants and agreements set forth in this Agreement, and to enforce specifically such covenants and agreements (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy at law or equity, exclusively in the Chosen Courts. For purposes of this Section 12.10, each of the parties hereto hereby consents to service of process in accordance with the terms of Section 12.6(b).

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SECTION 12.11      No Other Representations and Warranties. Except as expressly set forth in this Agreement and any document or certificate delivered pursuant hereto, no party is relying on any express or implied representations or warranties relating to any party or to the consummation of the transactions contemplated hereby. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND ANY DOCUMENT OR CERTIFICATE DELIVERED PURSUANT HERETO ARE THE SOLE REPRESENTATIONS AND WARRANTIES OF THE PARTIES WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT. NO PARTY IS MAKING ANY REPRESENTATION OR OTHER WARRANTY (EITHER EXPRESS OR IMPLIED, BY FACT OR LAW) OTHER THAN THOSE EXPRESSLY SET OUT IN THIS AGREEMENT AND ANY DOCUMENT OR CERTIFICATE DELIVERED PURSUANT HERETO; PROVIDED, HOWEVER, THAT NONE OF THE FOREGOING SHALL OPERATE TO LIMIT THE LIABILITY OF ANY OTHER PERSON IN RESPECT OF ANY CLAIM OR CAUSE OF ACTION BASED ON OR ARISING OUT OF FRAUD, WILLFUL MISCONDUCT OR INTENTIONAL MISREPRESENTATION.

SECTION 12.12      Disclosure Schedules. The representations and warranties contained in Article IV, Article V and Article VI are qualified by reference to the Company Disclosure Schedule and Parent Disclosure Schedule attached hereto. The parties hereto agree that the Company Disclosure Schedule and Parent Disclosure Schedule are not intended to constitute, and shall not be construed as constituting, representations and warranties of the parties except to the extent expressly provided in this Agreement. The parties acknowledge that (i) the Disclosure Schedules may include items or information that are not required to be disclosed under this Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations of any of the parties to this Agreement, and (iii) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to a party. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter by any party in the Disclosure Schedules shall not imply that any other undisclosed matter having a greater value or other significance is material. The parties further acknowledge that (A) headings have been inserted on sections of the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement or the Disclosure Schedules, (B) cross references that may be contained in sections of the Disclosure Schedules to other sections of the Disclosure Schedules are not all-inclusive of all disclosures contained on such referenced sections of the Disclosure Schedules, and (C) information contained in various sections of the Disclosure Schedules may be applicable to other sections of the Disclosure Schedules; accordingly, every matter, document or item referred to, set forth or described in one section of the Disclosure Schedules shall be deemed to be disclosed under each and every part, category, heading or subheading of such section and all other sections of the Disclosure Schedules and shall be deemed to qualify the representations and warranties of the Seller or the Purchaser Entities, as the case may be, in this Agreement relating to such other section of the Disclosure Schedules, to the extent such matter, document or item may apply if (x) a cross-reference to such other section of the Disclosure Schedules is made, or (y) it is readily apparent on its face that the disclosed matter, document or item referred to, set forth or described in such section of the Disclosure Schedules is relevant to such other section of the Disclosure Schedules.

61

SECTION 12.13         Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege. (a) Each Purchaser Entity hereby waives and will not assert, and each agrees to cause the Company and each of its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of the Seller or any of their Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Transactions or any other agreements or transactions contemplated hereby (including any litigation, arbitration, mediation or other proceeding), by either Covington & Burling LLP, Lenz & Staehelin or Osler, Hoskin & Harcourt LLP (collectively, the “Current Representation”).

(b)          The Purchaser Entities will not assert, and each agrees to cause the Company and each of its Subsidiaries to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation in connection with a dispute with a Purchaser Entity, and following the Closing, with the Company or any of its Subsidiaries, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by such Designated Person; provided that the forgoing agreement of non-assertion and acknowledgment of retention shall not extend to any communication not involving this Agreement, the Transactions or any other agreements or transactions contemplated hereby, or to communications with any Person other than the Designated Persons and their advisers; provided, further, that nothing in this Section 12.13 shall be construed as a waiver of any attorney-client privilege.

SECTION 12.14         Parent Guarantee. Parent shall cause Asset Purchaser and Unit Purchaser to timely perform and fulfill their obligations under this Agreement and any Other Transaction Document and shall perform the obligations of Asset Purchaser and Unit Purchaser if either of them are unable to, or do not, promptly perform their respective obligations under this Agreement or any Other Transaction Document (and in any event do not perform their respective obligations within thirty days of being required to do so under this Agreement or any Other Transaction Document). Parent hereby irrevocably guarantees the full, complete and timely performance by Asset Purchaser and Unit Purchaser of each and every obligation of Asset Purchaser and Unit Purchaser under this Agreement and any Other Transaction Document, including the payment of all present and future amounts. If any default shall be made by Asset Purchaser and Unit Purchaser in the performance of any such obligations, then Parent shall perform or cause to be performed such obligation promptly following notice from the Seller specifying the default. The Seller may proceed to enforce its rights against Parent from time to time contemporaneously with or after any enforcement against Asset Purchaser and Unit Purchaser. This guarantee is absolute and unconditional and Parent waives any and all defenses specifically available only to a guarantor (other than performance in full by Asset Purchaser and Unit Purchaser) that would not be available to Parent if Parent was the purchasing entity under this Agreement instead of the Asset Purchaser and Unit Purchaser. Parent shall be entitled to assert any and all defenses to any obligation under this Agreement or any Other Transaction Document that would be available to Asset Purchaser and Unit Purchaser in any action commenced by Seller to enforce this Agreement or that would be available to Parent if Parent was the purchasing entity under this Agreement instead of the Asset Purchaser and Unit Purchaser. The guarantee set forth in this Section 12.14 is a guarantee of payment and not merely of collection and shall be deemed a continuing and unlimited guarantee and shall remain in full force and effect until the satisfaction in full of all obligations of Asset Purchaser and Unit Purchaser under this Agreement and the Other Transaction Documents. Parent further agrees to pay all costs, fees and expenses incurred by the Seller in connection with enforcing or exercising its rights under, or arising from a breach by Parent of, the provisions of this Section 12.14, provided the Seller is successful in establishing its entitlement to such relief, or Parent’s breach, under this Section 12.14.

[Signature Page Follows]

62

The parties hereto, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

CARDIOME PHARMA CORP.

By:	“Jennifer Archibald”
	Name:	Jennifer Archibald
	Title:	Chief Financial Officer

CARDIOME INTERNATIONAL AG

By:	“David D. McMasters”
	Name:	David D. McMasters
	Title:	Director

MURK ACQUISITION SUB, INC.

By:	“William Hunter”
	Name:	William Hunter
	Title:	Director

[Signature Page to Stock and Asset Purchase Agreement]

The parties hereto, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

CORREVIO LLC

By:	“Constantine M. Dakolias”
	Name:	Constantine M. Dakolias
	Title:	President

[Signature Page to Stock and Asset Purchase Agreement]

The parties hereto, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

CARCOR INVESTMENT HOLDINGS LLC

By:	“Constantine M. Dakolias”
	Name:	Constantine M. Dakolias
	Title:	President

[Signature Page to Stock and Asset Purchase Agreement]

Exhibit A

Stock Legends

THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND IS A RESTRICTED SECURITY (AS DEFINED IN RULE 144 UNDER THE U.S. SECURITIES ACT). THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION, UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 18, 2013.

Exhibit B

Form of Escrow Agreement

[Redacted in accordance with Section 12.2(3) of National Instrument 51-102.]

Exhibit C

Form of Registration Rights Agreement

[Filed separately]

Exhibit D

Form of IP Agreement

[Redacted in accordance with Section 12.2(3) of National Instrument 51-102.]

Exhibit E

Form of Asset Purchaser Promissory Note

DEMAND PROMISSORY NOTE

November 18, 2013

[Redacted in accordance with Section 12.2(3) of National Instrument 51-102]

FOR VALUE RECEIVED, Cardiome International AG, a company continued under the laws of Switzerland (the “Obligor”), hereby promises to pay, in accordance with the terms hereof, to the order of Correvio LLC, a Delaware limited liability company, or its assigns (the “Lender”, and together with the Obligor, the “Parties”), at the Lender’s office at 1350 Edgmont Avenue, Suite 2300, Chester, PA 19013, United States of America, or such other place as designated in writing by the holder hereof, on demand subject to the conditions set forth herein, the principal amount of $              , as provided in this Note. This Note shall be due and payable upon demand by Lender.

This Note shall be satisfied in full by delivery to the Lender of 1,712,366 shares of Common Stock, no par value, of Cardiome Pharma Corp., a corporation existing under the laws of Canada.

No interest shall accrue on the outstanding amount of this Note.

Each of the Parties may assign all of its right, title, interest and obligation in, to and under this Note. All payments required to be made hereunder shall be made by the Obligor without any right of set off or counterclaim.

The Lender and the Obligor hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Note.

In any case any provision herein shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

This Note may be executed in one or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

*            *            *

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

CARDIOME INTERNATIONAL AG

By:
Name:
Title:

ACCEPTED AND AGREED:

CORREVIO LLC

By:
Name:
Title:

[Signature Page to Demand Promissory Note (Cardiome International AG)]

Exhibit F

Form of Unit Purchaser Promissory Note

DEMAND PROMISSORY NOTE

November 18, 2013

[Redacted in accordance with Section 12.2(3) of National Instrument 51-102]

FOR VALUE RECEIVED, Murk Acquisition Sub, Inc., a Delaware corporation (the “Obligor”), hereby promises to pay, in accordance with the terms hereof, to the order of CarCor Investment Holdings LLC, a Delaware limited liability company, or its assigns (the “Lender”, and together with the Obligor, the “Parties”), at the Lender’s office at 1350 Edgmont Avenue, Suite 2300, Chester, PA 19013, United States of America, or such other place as designated in writing by the holder hereof, on demand subject to the conditions set forth herein, the principal amount of $                    , provided in this Note. This Note shall be due and payable upon demand by Lender.

This Note shall be satisfied in full by delivery to the Lender of 769,230 shares of Common Stock, no par value, of Cardiome Pharma Corp., a corporation existing under the laws of Canada.

No interest shall accrue on the outstanding amount of this Note.

Each of the Parties may assign all of its right, title, interest and obligation in, to and under this Note. All payments required to be made hereunder shall be made by the Obligor without any right of set off or counterclaim.

The Lender and the Obligor hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Note.

In any case any provision herein shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

This Note may be executed in one or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

*                       *                       *

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

MURK ACQUISITION SUB, INC.

By:
Name:
Title:

ACCEPTED AND AGREED:

CARCOR INVESTMENT HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Demand Promissory Note (Murk Acquisition Sub, Inc. to CarCor Investment Holdings LLC)]

EXECUTION VERSION

COMPANY DISCLOSURE SCHEDULES

to the

STOCK AND ASSET PURCHASE AGREEMENT

by and among

CARDIOME PHARMA CORP.,

CARDIOME INTERNATIONAL AG,

MURK ACQUISITION SUB, INC.,

CORREVIO LLC,

AND

CARCOR INVESTMENT HOLDINGS LLC

Dated as of November 18, 2013

1

DISCLOSURE SCHEDULES

These Company Disclosure Schedules (the “Disclosure Schedules”) are made pursuant to Article IV of the Stock and Asset Purchase Agreement, dated as of November 18, 2013 (the “Agreement”), made and entered into by and among Cardiome Pharma Corp., Cardiome International AG, Murk Acquisition Sub, Inc., Correvio LLC and CarCor Investment Holdings LLC. Unless the context otherwise requires, all capitalized terms used herein shall have the meanings given to such terms in the Agreement. All Disclosure Schedule subheadings are inserted for convenience of reference only and shall not create a different standard for disclosure than the language set forth in the Agreement or be used in the construction or interpretation of the information contained in these Disclosure Schedules.

The representations and warranties contained in Article IV of the Agreement are qualified by reference to the applicable sections of the Disclosure Schedules. The parties to the Agreement agree that the Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company except to the extent expressly provided in the Agreement. The parties to the Agreement acknowledge that (i) the Disclosure Schedules may include items or information that are not required to be disclosed under the Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the interpretation of the Agreement or the scope of the disclosure obligations of any of the parties to the Agreement, and (iii) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to a party. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in the Disclosure Schedules shall not imply that any other undisclosed matter having a greater value or other significance is material. The parties further acknowledge that (A) headings have been inserted on sections of the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Disclosure Schedules, (B) cross references that may be contained in sections of the Disclosure Schedules to other sections of the Disclosure Schedules are not all-inclusive of all disclosures contained on such referenced sections of the Disclosure Schedules, and (C) information contained in various sections of the Disclosure Schedules may be applicable to other sections of the Disclosure Schedules; accordingly, every matter, document or item referred to, set forth or described in one section of the Disclosure Schedules shall be deemed to be disclosed under each and every part, category, heading or subheading of such section and all other sections of the Disclosure Schedules and shall be deemed to qualify the representations and warranties of the Company in the Agreement relating to such other section of the Disclosure Schedules, to the extent such matter, document or item may apply if (x) a cross-reference to such other section of the Disclosure Schedules is made, or (y) it is readily apparent on its face that the disclosed matter, document or item referred to, set forth or described in such section of the Disclosure Schedules is relevant to such other section of the Disclosure Schedules.

2

Section 4.3(b): Share Capital

1.	Wholly-owned direct Subsidiaries of Company

Wholly Owned Direct Subsidiaries of Company	Jurisdiction	Share capital
Correvio (UK) Ltd.	England & Wales	100 GBP
Correvio International Sárl	Switzerland	20.000 CHF
Correvio (Australia) Pty Ltd	Victoria, Australia	100 AUD

2.	Indirect Subsidiaries of Company wholly-owned by Correvio International Sárl

Indirect Subsidiaries of Company Wholly Owned by Correvio International Sárl	Jurisdiction	Share capital
Correvio GmbH	Germany	25.000 EUR
Correvio Italia Srl	Italy	10.000 EUR
Correvio AB	Sweden	50.000 SEK
Correvio Sárl	France	10.000 EUR
Correvio Spain SL	Spain	10.000 EUR
Correvio Belgium SPRL	Belgium	18.550 EUR

3

Section 4.3(c): Equity Securities

None.

4

Section 4.4(a): Conflicts, Consents

i.	None.

ii.

1.	[Details of customer relationships have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

iii.	None.

iv.	None.

5

Section 4.4(b): Notices, Consents

1.	The approved packaging and labeling for Aggrastat™ in many countries around the world identifies Aggrastat™ as the registered trademark of Correvio LLC. To the extent that Parent or its Subsidiaries update such packaging and labeling to reflect the transfer of the Aggrastat trademark to Asset Purchaser, such changes to the approved packaging and labeling for medicinal products typically require notification to or approval by the applicable regulatory authorities. In countries where product registrations are held by third party distributors, the obligation to update the packaging and labeling will fall upon the distributor. In other countries, the obligation will fall upon the Company or its Subsidiary that holds the relevant product registration.

2.	The regulatory authorities who have granted marketing authorizations for Aggrastat may need to be notified if any change to the organizational structure of the Company and its subsidiaries impacts the pharmacovigilance system for Aggrastat. For those countries in the EEA in which the marketing authorization contains a detailed description of the pharmacovigilance system, the change would need to be notified to the applicable authority as a Type IA variation. For those countries in the EEA in which the detailed description of the pharmacovigilance system has been replaced by the pharmacovigilance system master file (PSMF), the PSMF would need to be updated but no separate notifications would need to be made to the regulatory authorities. Similar notifications may need to be made to the regulatory authorities in countries outside the EEA.

6

Section 4.5(a): Audit Reports, Financial Statements

1.	Iroko Cardio LLC’s Audited Financial Statements for the years ended December 31, 2010 and December 31, 2011 with the Independent Auditor’s Report, are attached hereto as Attachment 4.5(a)(i). [Financial statements have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

2.	Correvio LLC’s Audited Financial Statements for the years ended December 31, 2011 and December 31, 2012 with the Independent Auditor’s Report, are attached hereto as Attachment 4.5(a)(ii). [Financial statements have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

3.	The unaudited management accounts of the Company as of September 30, 2013, are attached hereto as Attachment 4.5(a)(iii). [Financial statements have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

7

Section 4.5(b): Liabilities

1.	[Details of contingent liabilities have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

8

Section 4.6: Absence of Changes

Section 4.6(a)

1.	[Details of certain events have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

2.	The generic Tirofiban launched in 2013 in Germany.

Section 4.6(b)

1.	[Details of certain events have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

9

Section 4.7(a): Leased Real Property

1.	Lease Agreement between University Technology Park, Inc. and Correvio LLC.

2.	Lease Agreement between FM Patrimoine Immobilier Sarl and Iroko Cardio International Sarl.

3.	Lease Agreement between Minkoff Francis and Iroko Cardio International Sarl.

4.	Lease and Administration Agreement between Halsa Pharma GmbH and Iroko Cardio GmbH.

10

Section 4.8: Inventory

List of all existing inventory of the Company and its Subsidiaries used in connection with the Business as at 13 November 2013 is attached hereto as Attachment 4.8. [Inventory list has been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

11

Section 4.9(a): Contracts and Commitments

(i) The Company and its Subsidiaries are a party to the following mandatory collective bargaining agreements:

▪	Belgium: CCN 218.
▪	France: 'Pharmacie: industrie pharmaceutique'.
▪	Italy: CCNL Dirigenti Commercio (i.e. NCLA for Managers of Trade Sector) and CCNL Commercio (i.e. Trade NCLA).
▪	Spain: Chemical Industry Collective Bargaining Agreement.

These collective bargaining agreements have not been included in the data room, as they are official and publicly available documents.

(ii) The following officers, individuals, employees and persons are employed or engaged by the Company and its Subsidiaries and receive a base compensation in excess of $100,000 per annum:

[Employee names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

(iv) [Details of contractual commitments have been redacted in accordance with Section 12.2(3) of National Instrument 51-102

(v)

a.	Lease Agreement between University Technology Park, Inc. and Correvio LLC.
b.	Lease Agreement between FM Patrimoine Immobilier Sarl and Iroko Cardio International Sarl.

(vi) None.

(vii)

(a)	Distributors:

1.	[Details of distributor names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

(b)	Purchasing groups (Germany)

1.	[Details of distributor names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

12

(c)	Tender Contracts in Italy

1.	[Details of distributor names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

(viii)	[Details of distributor names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102]..

The top five distributors, by revenue of the Company and its Subsidiaries for the 12-month period ended September 30, 2013 are listed in paragraph (vii)(a) above. The top five suppliers, by turnover, of the Company and its Subsidiaries for the 12-month period ended September 30, 2013 are:

[Details of supplier names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

Section 4.9(b) - Material Contracts

[Details of material contracts have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

13

Section 4.10: Litigation

1. Preliminary injunction (Einstweilige Verfügung) by Hamburg civil court against Correvio GmbH in Germany. Upon application by Hexal, the MA holder for phosphate buffered generic Tirofiban, the Landgericht Hamburg civil court issued on October 21st 2013 a preliminary injunction against certain claims made in a Correvio Medical letter on the topic of phosphate buffered Tirofiban. [Details of litigation redacted in accordance with Section 12.2(3) of National Instrument 51-102].

2. [Details of pending or potential proceedings have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

14

Section 4.11(a): Compliance; Licenses and Permits

1.	[Details of potential compliance or licensing matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

15

Section 4.11(b): Authorizations

1.	[Details of potential compliance or licensing matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

16

Section 4.11(e): Recall, withdrawal, suspension or seizure of product

1.	[Details of potential compliance or licensing matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

17

Section 4.11(f): Disclosures to Government Authorities

None.

18

Section 4.12(a): Intellectual Property

1. Section 4.12(a)(A)(i) - Unexpired patents and pending patent applications

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Algeria	Algeria - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/26/1996	0154-96	07/22/2002	02110
Argentina	Argentina - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/17/1996	P960104786	11/21/2000	AR004223B1
Armenia	Armenia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Australia	Australia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199677189	03/02/2000	1996712755
Australia	Australia - Novel Sulfonamide Fibrinogen Receptor Antagonists	Correvio LLC	09/26/1991	1991084782	05/04/1995	1991655436
Australia	Australia - Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIa Antagonist	Correvio LLC	01/29/1999	1999023506	02/28/2002	740941
Austria	Austria - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	213648
Azerbaijan	Azerbaijan - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Bahrain	Bahrain - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	06/02/2002	1023/2002	11/27/2002	BP1438
Bahrain	Bahrain - Novel Sulfonamide Fibrinogen Receptor Antagonists	Correvio LLC	11/12/1997	1852/97	11/08/1998	BP1191

19

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Belarus	Belarus - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Belgium	Belgium - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Bermuda	Bermuda - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	06/06/2002	209	08/19/2002	209
Brazil	Brazil - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	P19610878-9	07/22/2003	P19610878-9
Bulgaria	Bulgaria - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	102405	03/20/2002	63623
Canada	Canada - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	2234364	02/08/2000	2234364
Chile	Chile - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/25/1996	1868-96	12/11/1998	39842
China P.R.	China P.R. - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96197877.5	07/21/2004	ZL96197877.5
Colombia	Colombia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/24/1996	96-056.416	11/30/2000	26536
Cayman Islands	COMPOSITIONS FOR INHIBITING PLATELET AGGREGATION	Correvio LLC	05/24/2002	96940256.9	06/11/2002	859634

20

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Taiwan	COMPOSITIONS FOR INHIBITING PLATELET AGGREGATION	Correvio LLC	10/17/1996	085112709	10/21/2000	NI-112668
Cyprus	Cyprus - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	CY02/00051	02/27/2002	CY2292
Cyprus	Cyprus - Substituted Phenyl Groups Having Fibrinogen Receptor Antagonist Activity	Correvio LLC	12/12/2000	n/a	01/23/2003	CY00/001
Czech Republic	Czech Republic - AGGRASTAT (Tirofiban)	Correvio LLC	08/10/2000	SPC/CZ2000/1	01/22/2003	281621/1
Czech Republic	Czech Republic - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	PV1278-98	05/20/2002	290381
Denmark	Denmark - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Estonia	Estonia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	P9800134	10/15/2001	03518
European Patent Convention	EUROPEAN - PLATELET AGGREGATION INHIBITION USING LOW MOLECULAR WEIGHT HEPARIN IN COMBINATION WITH A GP IIB/IIIA (FAMILY 20103)	Correvio LLC	01/29/1999	99903499.4	Not available	Not available
Finland	Finland - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
France	France - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Germany	Germany - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	69619540.2-08

21

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Greece	Greece - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	3038623
Hong Kong	Hong Kong - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	99102186.2	04/22/2005	HK1017846
Hungary	Hungary - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	P9902521	04/16/2013	228757
Iceland	Iceland - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	4699	10/13/2004	1948
Indonesia	Indonesia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/24/1996	P-963045	11/01/2004	ID0014523
Ireland	Ireland - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Israel	Israel - AGGRASTAT PTE	Correvio LLC	10/17/2013	99540	11/01/1995	P99540
Israel	Israel - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	123790	2/26/2002	123790
Italy	Italy - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Japan	Japan - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	516838/97	07/18/2003	3452367
Kazakhstan	Kazakhstan - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Kyrgyzstan	Kyrgyzstan - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Latvia	Latvia - AGGRASTAT	Correvio LLC	03/17/1999	C-99-02	11/20/1999	C-99-02
Latvia	Latvia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634

22

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Latvia	Latvia - Novel Sulfonamide Fibrinogen Receptor Antagonists	Correvio LLC	03/04/1998	P-98-36	11/20/1998	12089
Latvia	Latvia - Process for preparing fibrinogen receptor antagonists	Correvio LLC	03/15/2002	P-02-41	09/20/2002	12824
Lithuania	Lithuania - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Luxembourg	Luxembourg - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Mexico	Mexico - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	983275	09/04/2002	210120
Moldova	Moldova - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Netherlands	Netherlands - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	9694025.9	02/27/2002	859634
New Zealand	New Zealand - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	323134	03/09/2000	323134
Norway	Norway - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	19981869	10/08/2007	324415
Peru	Peru - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/24/1996	000736.96	07/21/1999	1256
Philippines	Philippines - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/18/1996	54560	11/08/1999	1-1996-54560

23

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Eurasian Patent Convention	PLATELET AGGREGATION INHIBITION USING LOW MOLECULAR WEIGHT HEPARIN IN COMBINATION WITH A	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Poland	Poland - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	P326419	02/03/2003	185744
Portugal	Portugal - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Portugal	Portugal - Novel sulfonamide fibrinogen Receptor Antagonists	Correvio LLC	09/26/1991	99098	11/20/1998	99098
Romania	Romania - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Russian Federation	Russian Federation - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Saudi Arabia	Saudi Arabia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	12/25/1996	96170527	12/21/2005	520
Singapore	Singapore - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	9802502-6	08/22/2000	52062
Slovak Republic	Slovak Republic - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	PV0512-98	10/22/2001	282353
Slovenia	Slovenia - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	P-9630443
Korea South	South Korea - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	10-1998-0702957	11/15/2002	362799

24

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Spain	Spain - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Sweden	Sweden - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634
Switzerland	Switzerland - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96950256.9	02/27/2002	859634
Tajikistan	Tajikistan - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	199800336	12/29/1999	628
Thailand	Thailand - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/25/1996	9601003634	12/15/2006	21064
Trinidad	Trinidad - Novel sulfonamide fibrinogen Receptor Antagonists	Correvio LLC	11/14/1997	970141	11/14/1997	970141
Turkey	Turkey - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	1998/00716	11/21/2005	TR199800716B
Turkmenistan	TURKMENISTAN PATENT NO. 628 - COMPOSITIONS FOR INHIBITING PLATELET AGGREGATION (FAMILY 19558)	Correvio LLC	10/23/1996	Not available	10/23/1998	628
Ukraine	Ukraine - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	98042034	04/15/2002	45423
Great Britain	United Kingdom - Compositions for Inhibiting Platelet Aggregation	Correvio LLC	10/23/1996	96940256.9	02/27/2002	859634

25

Country	Title	Current Owner	Filing Date	Application No.	Issue Date	Patent No.
Venezuela	Venezuela - Compositions for Inhibiting Platelet Aggregation (19558)	Correvio LLC	10/24/1996	1996-001793	Not available	Not available

[Details of intellectual property administration matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

2. Section 4.12(a)(A)(ii) - Unexpired registered trademarks and pending trademark applications

Correvio LLC	Japan	AGGRAST	05/01/1998	4142312	10/18/1996	1184281996
Correvio LLC	Japan	AGGRAST (in Katakana)	05/01/1998	4142311	10/18/1996	11842996
Correvio LLC	Armenia	AGGRASTAT	07/15/1999	4576	08/28/1998	980647
Correvio LLC	Aruba	AGGRASTAT	02/26/1999	19734	12/23/1998	98122367
Correvio LLC	Australia	AGGRASTAT	06/05/1996	710143	06/05/1996	710143
Correvio LLC	Austria	AGGRASTAT	08/02/1995	159198	06/16/1995	AM336195
Correvio LLC	Azerbaijan	AGGRASTAT	05/03/2000	20000277	08/27/1998	9840623
Correvio LLC	Bahamas	AGGRASTAT	08/10/1995	17673	08/10/1995	17673
Correvio LLC	Bahrain	AGGRASTAT	07/30/1995	19162	07/30/1995	100595
Correvio LLC	Barbados	AGGRASTAT	12/22/1999	8111037	07/12/1995	Not available
Correvio LLC	Belarus	AGGRASTAT	12/04/2000	13053	08/25/1998	19981406

26

Correvio LLC	Benelux	AGGRASTAT	06/14/1995	573167	06/14/1995	849954
Correvio LLC	Bermuda	AGGRASTAT	08/11/1995	27125	08/11/1995	27125
Correvio LLC	Bosnia-Herzegovina	AGGRASTAT	08/13/2003	BAZ983059A	08/13/1998	BAZ983059A
Correvio LLC	Bulgaria	AGGRASTAT	05/25/1999	35661	09/17/1998	43213
Correvio LLC	Burundi	AGGRASTAT	12/28/2000	3690BUR	12/28/2000	Not available
Correvio LLC	Canada	AGGRASTAT	10/20/1999	518256	09/28/1995	793738
Correvio LLC	Caribbean Netherlands / BES	AGGRASTAT	09/21/2011	2842	09/21/2011	2842
Correvio LLC	China P.R.	AGGRASTAT	05/14/1997	1002916	10/03/1995	950136111
Correvio LLC	Croatia	AGGRASTAT	11/30/1998	Z981024A	08/14/1998	Z981024A
Correvio LLC	Cuba	AGGRASTAT	08/28/1998	128216	08/28/1998	1424
Correvio LLC	Curacao	AGGRASTAT	07/11/1996	027694	05/24/1996	02769
Correvio LLC	Cyprus	AGGRASTAT	07/08/1996	45489	07/08/1996	45489
Correvio LLC	Czech Republic	AGGRASTAT	07/11/1995	198708	07/11/1995	101874
Correvio LLC	Denmark	AGGRASTAT	09/29/1995	VR064651995	08/10/1995	VA060361995
Correvio LLC	Dominican Republic	AGGRASTAT	09/15/1995	79404	07/06/1995	Not available
Correvio LLC	Ecuador	AGGRASTAT	08/04/1998	375898	06/26/1995	58432
Correvio LLC	Egypt	AGGRASTAT	04/24/1999	31605	06/24/1995	96249
Correvio LLC	Estonia	AGGRASTAT	07/13/2000	31605	08/26/1998	9802028
Correvio LLC	Ethiopia	AGGRASTAT	01/26/1996	1949	01/26/1996	3238
Correvio LLC	Finland	AGGRASTAT	03/05/1996	143324	08/10/1995	459695
Correvio LLC	France	AGGRASTAT	03/12/1996	96615308	03/12/1996	96615308
Correvio LLC	Georgia	AGGRASTAT	08/23/1999	M12598	08/27/1998	T1998013862
Correvio LLC	Germany	AGGRASTAT	08/28/1996	39610687	03/05/1996	396106870
Correvio LLC	Ghana	AGGRASTAT	07/13/1995	26519	07/13/1995	26519
Correvio LLC	Great Britain	AGGRASTAT	06/30/1995	2025652	06/30/1995	2025652
Correvio LLC	Greece	AGGRASTAT	06/17/1998	128591	03/07/1996	128591

27

Correvio LLC	Guyana	AGGRASTAT	06/28/1995	15013A	06/28/1995	15013A
Correvio LLC	Haiti	AGGRASTAT	05/20/1996	300Reg103	06/19/1995	Not available
Correvio LLC	Hong Kong	AGGRASTAT	06/20/1995	19969838	06/20/1995	752095
Correvio LLC	Hungary	AGGRASTAT	07/03/1995	147204	07/03/1995	M9501930
Correvio LLC	Iceland	AGGRASTAT	01/25/1996	311996	08/10/1995	9931995
Correvio LLC	India	AGGRASTAT	06/30/1995	671298	06/30/1995	671298
Correvio LLC	Indonesia	AGGRASTAT	11/20/1996	IDM000027297	08/25/1995	373968
Correvio LLC	Iran	AGGRASTAT	03/26/1996	80439	03/26/1996	7501022
Correvio LLC	Iraq	AGGRASTAT	12/12/2004	47075	12/12/2004	47075
Correvio LLC	Ireland	AGGRASTAT	07/17/1995	171450	07/17/1995	954886
Correvio LLC	Israel	AGGRASTAT	01/07/1999	120896	07/10/1998	120896
Correvio LLC	Italy	AGGRASTAT	08/26/1998	756001	03/08/1996	RM96C001172
Correvio LLC	Japan	AGGRASTAT	05/01/1998	4142310	10/18/1996	11842696
Correvio LLC	Jordan	AGGRASTAT	06/27/1995	38396	06/27/1995	38396
Correvio LLC	Kazakhstan	AGGRASTAT	11/30/1999	9817	08/25/1998	12461
Correvio LLC	Korea South	AGGRASTAT	09/14/2010	40-0836332	07/01/2009	40-2009-31014
Correvio LLC	Kosovo	AGGRASTAT	08/13/1998	1355	11/18/2008	6785
Correvio LLC	Kuwait	AGGRASTAT	05/31/1997	47833	05/31/1997	36733
Correvio LLC	Kyrgyzstan	AGGRASTAT	10/29/1999	5145	08/25/1998	9829823
Correvio LLC	Latvia	AGGRASTAT	11/20/1999	M44801	08/25/1998	M981833
Correvio LLC	Lebanon	AGGRASTAT	07/20/1995	66470	07/20/1995	Not available
Correvio LLC	Lesotho	AGGRASTAT	07/19/1995	LSM9500810	07/19/1995	LSM9500810
Correvio LLC	Libya	AGGRASTAT	Not available	Not available	11/08/2005	5546
Correvio LLC	Lithuania	AGGRASTAT	07/23/1998	28823	07/12/1995	951884
Correvio LLC	Macao	AGGRASTAT	04/02/1996	15173M	08/24/1995	15173M
Correvio LLC	Macedonia	AGGRASTAT	08/13/1998	9198	08/13/1998	Z55698

28

Correvio LLC	Malawi	AGGRASTAT	06/22/1995	24495	06/22/1995	24495
Correvio LLC	Malta	AGGRASTAT	06/23/1995	24472	06/23/1995	24472
Correvio LLC	Moldova	AGGRASTAT	12/02/1999	6898	08/26/1998	8110
Correvio LLC	Mongolia	AGGRASTAT	08/13/1999	2795	05/11/1999	2915
Correvio LLC	Montenegro	AGGRASTAT	05/16/2012	05519PP	08/13/1998	44356
Correvio LLC	Mozambique	AGGRASTAT	09/20/2001	5135/2001	04/04/2001	5135/2001
Correvio LLC	Namibia	AGGRASTAT	06/28/1995	950673	06/28/1995	950673
Correvio LLC	St. Maarten	AGGRASTAT	05/24/1996	02394	08/14/2001	02394
Correvio LLC	New Zealand	AGGRASTAT	06/05/1996	263084	06/05/1996	263084
Correvio LLC	Nigeria	AGGRASTAT	07/05/1995	53862	07/05/1995	TP24354
Correvio LLC	Norway	AGGRASTAT	09/19/1996	176894	08/10/1995	954980
Correvio LLC	Oman	AGGRASTAT	01/19/2002	19952	07/30/1995	11952
Correvio LLC	Pakistan	AGGRASTAT	07/06/1995	130780	07/06/1995	130780
Correvio LLC	Philippines	AGGRASTAT	08/04/2000	41995105551	10/10/1995	103315
Correvio LLC	Poland	AGGRASTAT	08/17/1998	131886	08/17/1998	Z190688
Correvio LLC	Portugal	AGGRASTAT	11/06/1996	315928	03/12/1996	315928
Correvio LLC	Romania	AGGRASTAT	08/14/1998	36720	08/14/1998	51609
Correvio LLC	Russian Federation	AGGRASTAT	03/21/2000	186277	08/14/1998	98714011
Correvio LLC	Rwanda	AGGRASTAT	12/28/2000	4535GRK	12/28/2000	Not available
Correvio LLC	Saudi Arabia	AGGRASTAT	06/24/1995	36546	06/24/1995	29851
Correvio LLC	Serbia-Montenegro	AGGRASTAT	02/26/2002	44356	08/13/1998	z83498
Correvio LLC	Seychelles Island	AGGRASTAT	04/26/2001	6003	04/26/2001	168-70/2001
Correvio LLC	Slovak Republic	AGGRASTAT	08/20/1998	191218	08/20/1998	POZ218898
Correvio LLC	Slovenia	AGGRASTAT	06/09/1999	9871110	08/13/1998	Z9871110
Correvio LLC	South Africa	AGGRASTAT	06/19/1995	9507679	06/19/1995	9507679
Correvio LLC	Spain	AGGRASTAT	03/20/1997	2019567	03/22/1996	2019567

29

Correvio LLC	Sri Lanka	AGGRASTAT	07/06/1995	74850	07/06/1995	74850
Correvio LLC	Sudan	AGGRASTAT	12/30/1996	25535	12/30/1996	25535
Correvio LLC	Suriname	AGGRASTAT	07/17/1995	14467	07/17/1995	Not available
Correvio LLC	Swaziland	AGGRASTAT	07/11/1995	58295	07/11/1995	58295
Correvio LLC	Sweden	AGGRASTAT	05/17/1996	313016	08/14/1995	959057
Correvio LLC	Switzerland	AGGRASTAT	07/18/1995	434879	07/18/1995	910119955
Correvio LLC	Taiwan	AGGRASTAT	09/16/1996	727537	07/20/1995	84036314
Correvio LLC	Tajikistan	AGGRASTAT	11/30/1999	TJ4378	08/26/1998	98004774
Correvio LLC	Trinidad	AGGRASTAT	10/13/1995	24659	10/13/1995	24659
Correvio LLC	Turkey	AGGRASTAT	08/23/1995	163981	08/23/1995	898895
Correvio LLC	Turkmenistan	AGGRASTAT	04/26/2000	4125	12/28/1995	31217
Correvio LLC	Uganda	AGGRASTAT	02/22/2001	24001	02/22/2001	24001
Correvio LLC	Ukraine	AGGRASTAT	11/12/1999	13939	07/03/1995	95072148T
Correvio LLC	United Arab Emirates	AGGRASTAT	08/04/1997	11465	05/27/1996	16347
Correvio LLC	Uzbekistan	AGGRASTAT	01/23/1997	5847	07/19/1995	95012893
Correvio LLC	Yemen Arab Republic	AGGRASTAT	11/23/1996	5850	11/21/1995	7815
Correvio LLC	Zambia	AGGRASTAT	06/27/1995	30795	06/27/1995	30795
Correvio LLC	Zanzibar	AGGRASTAT	07/14/1995	1281995	07/14/1995	1281995
Correvio LLC	Zimbabwe2	AGGRASTAT	06/21/1995	80295	06/21/1995	80295
Correvio LLC	Qatar	AGGRASTAT (in Arabic)	07/09/2002	13684	07/11/1995	13684
Correvio LLC	China P.R.	AGGRASTAT (in Chinese)	05/14/1997	1002905	10/03/1995	950136112
Correvio LLC	Hong Kong	AGGRASTAT (in Chinese)	09/30/1998	199913618	09/30/1998	1317898
Correvio LLC	Taiwan	AGGRASTAT (in Chinese)	10/01/1997	778050	02/14/1997	86007293
Correvio LLC	Ukraine	AGGRASTAT (in Cyrillic)	09/15/2003	34968	11/01/2001	2001116925
Correvio LLC	Russian Federation	AGGRASTAT (In Cyrillic)	07/17/1998	16630	05/29/1997	97707668
Correvio LLC	Japan	AGGRASTAT (in Katakana)	05/01/1998	4142313	10/18/1996	11842796

30

Correvio LLC	South Africa	AGGRASTATT	06/18/1998	9810481	06/18/1998	9810481
Correvio LLC	South Africa	AGGRASTET	06/18/1998	9810480	06/18/1998	9810480
Correvio LLC	Botswana	AGGRASTET	06/09/2006	BWM0600382	06/09/2006	BWM0600382
Correvio LLC	Namibia	AGGRASTET	04/22/2004	20040416	04/22/2004	20040416
Correvio LLC	Algeria	AGRASTAT	07/15/1995	49238	07/15/1995	950752
Correvio LLC	Argentina	AGRASTAT	09/12/2006	2112730	02/17/2006	2651965
Correvio LLC	Armenia	AGRASTAT	08/20/1998	3465	04/04/1996	960198
Correvio LLC	Australia	AGRASTAT	06/26/1995	664837	06/26/1995	664837
Correvio LLC	Belize	AGRASTAT	09/11/2007	4531.07	03/30/2007	4531.07
Correvio LLC	Bolivia	AGRASTAT	01/09/1998	70-043A	08/10/1995	2952
Correvio LLC	Bosnia-Herzegovina	AGRASTAT	07/29/1998	Z219	11/06/1995	Z219
Correvio LLC	Brazil	AGRASTAT	11/04/1997	818615826	06/28/1995	818615826
Correvio LLC	Bulgaria	AGRASTAT	08/17/1995	28331	08/17/1995	31942
Correvio LLC	Cambodia	AGRASTAT	08/17/1995	6136	08/16/1995	6138
Correvio LLC	Chile	AGRASTAT	10/06/2005	735462	07/15/2005	695759
Correvio LLC	Colombia	AGRASTAT	09/29/1995	180359	06/23/1995	95027859
Correvio LLC	Community Trademark	AGRASTAT	05/28/1998	77537	04/01/1996	77537
Correvio LLC	Costa Rica	AGRASTAT	03/20/1996	95234	09/13/1995	96810
Correvio LLC	Croatia	AGRASTAT	08/07/1997	Z951134	07/18/1995	Z951134A
Correvio LLC	Ecuador	AGRASTAT	03/28/1997	645-97	08/11/1995	59910
Correvio LLC	El Salvador	AGRASTAT	01/16/1997	20 Book 45	08/22/1995	362595
Correvio LLC	Estonia	AGRASTAT	02/17/1997	22482	07/11/1995	9501486
Correvio LLC	France	AGRASTAT	06/28/1995	95578032	06/28/1995	95578032
Correvio LLC	Georgia	AGRASTAT	02/10/1997	4592	07/25/1995	679703
Correvio LLC	Guatemala	AGRASTAT	07/23/1997	86564	10/25/1995	7719
Correvio LLC	Honduras	AGRASTAT	07/19/1996	65391	07/27/1995	697195

31

Correvio LLC	Israel	AGRASTAT	07/05/1995	99481	07/05/1995	99481
Correvio LLC	Korea South	AGRASTAT	12/20/1996	351940	08/03/1995	50-2005-15706
Correvio LLC	Kosovo	AGRASTAT	08/17/1995	3783	11/18/2008	7108
Correvio LLC	Laos	AGRASTAT	09/11/1995	3342	09/11/1995	4038
Correvio LLC	Latvia	AGRASTAT	08/20/1997	M37893	07/10/1995	M951108
Correvio LLC	Macedonia	AGRASTAT	06/30/1995	6075	06/30/1995	950478
Correvio LLC	Malaysia	AGRASTAT	08/02/1995	9507736	08/02/1995	9507736
Correvio LLC	Mauritius	AGRASTAT	06/19/1995	238	06/19/1995	Not available
Correvio LLC	Mexico	AGRASTAT	08/31/1995	502987	06/20/1995	235081
Correvio LLC	Montenegro	AGRASTAT	04/08/1998	41011	08/17/1995	2-569-95
Correvio LLC	Morocco	AGRASTAT	07/12/1995	57102	07/12/1995	Not available
Correvio LLC	Myanmar	AGRASTAT	11/20/1995	4826	11/03/1995	4826
Correvio LLC	Nicaragua	AGRASTAT	04/11/1996	30765CC	10/06/1995	9502904
Correvio LLC	O.A.P.I.	AGRASTAT	09/05/1996	35216	07/07/1995	PV84696
Correvio LLC	Panama	AGRASTAT	01/05/1996	78999	01/05/1996	78999
Correvio LLC	Paraguay	AGRASTAT	07/25/1996	293226	07/21/1995	8077
Correvio LLC	Peru	AGRASTAT	09/14/1995	19412	06/23/1995	253807
Correvio LLC	Romania	AGRASTAT	07/24/1995	24038	07/24/1995	35842
Correvio LLC	Serbia-Montenegro	AGRASTAT	04/08/1998	41011	08/17/1995	Z56995
Correvio LLC	Singapore	AGRASTAT	07/28/1995	T9506891E	07/28/1995	689195
Correvio LLC	Slovenia	AGRASTAT	07/17/1995	Z9570890	07/17/1995	Z9570890
Correvio LLC	Spain	AGRASTAT	03/05/1997	2002401	12/19/1995	2002401
Correvio LLC	Thailand	AGRASTAT	09/04/1995	Kor46633	09/04/1995	292418
Correvio LLC	Tunisia	AGRASTAT	07/13/1995	EE950961	07/13/1995	EE950961
Correvio LLC	Uruguay	AGRASTAT	04/29/1997	279602	07/24/1995	378245
Correvio LLC	Venezuela	AGRASTAT	01/03/1997	P192799	06/15/1995	8430-95

32

Correvio LLC	Vietnam	AGRASTAT	07/15/1995	20014	07/15/1995	N2745/95
Correvio LLC	Korea South	AGRASTAT (in Korean)	02/21/2006	351941	12/21/2005	50-2005-15706
Correvio LLC	Thailand	AGRASTAT (In Thai)	09/04/1995	Kor46047	09/04/1995	292419
Correvio LLC	Algeria	Design Mark - Stylized Man	09/28/1997	53363	09/28/1997	971253
Correvio LLC	Argentina	Design Mark - Stylized Man	09/17/2009	2.314.815	08/19/1997	2098537
Correvio LLC	Armenia	Design Mark - Stylized Man	11/19/1998	3841	09/05/1997	970344
Correvio LLC	Aruba	Design Mark - Stylized Man	02/26/1999	19744	12/23/1998	98122377
Correvio LLC	Australia	Design Mark - Stylized Man	08/15/1997	741633	08/15/1997	741633
Correvio LLC	Austria	Design Mark - Stylized Man	10/07/1997	171950	08/20/1997	Am453997
Correvio LLC	Azerbaijan	Design Mark - Stylized Man	12/16/1998	982091	09/11/1997	973267
Correvio LLC	Bahamas	Design Mark - Stylized Man	10/14/1997	19972	10/14/1997	19972
Correvio LLC	Bahrain	Design Mark - Stylized Man	10/12/1997	22738	10/12/1997	162997
Correvio LLC	Barbados	Design Mark - Stylized Man	03/20/2000	8111819	09/26/1997	Not available
Correvio LLC	Belarus	Design Mark - Stylized Man	09/27/1999	11186	09/29/1997	971632
Correvio LLC	Benelux	Design Mark - Stylized Man	08/19/1997	616524	08/19/1997	899545
Correvio LLC	Bermuda	Design Mark - Stylized Man	10/13/1997	29192	10/13/1997	29192
Correvio LLC	Bolivia	Design Mark - Stylized Man	09/28/1999	81692-A	08/22/1997	11980
Correvio LLC	Bosnia-Herzegovina	Design Mark - Stylized Man	03/17/2003	BAX972287	09/15/1997	BAZ972287A
Correvio LLC	Botswana	Design Mark - Stylized Man	09/12/1997	BWM9700571	09/12/1997	BWM9700571
Correvio LLC	Brazil	Design Mark - Stylized Man	10/13/1999	820038598	08/26/1997	820038598
Correvio LLC	Brunei	Design Mark - Stylized Man	10/02/1997	23643	10/02/1997	28632
Correvio LLC	Bulgaria	Design Mark - Stylized Man	05/28/1998	33350	09/29/1997	40062
Correvio LLC	Cambodia	Design Mark - Stylized Man	10/21/1997	9855	09/10/1997	9857
Correvio LLC	Canada	Design Mark - Stylized Man	12/08/1999	520436	08/20/1997	854011
Correvio LLC	Caribbean Netherlands / BES	Design Mark - Stylized Man	09/21/2018	2843	09/21/2011	2843
Correvio LLC	Chile	Design Mark - Stylized Man	04/01/1998	822240	08/25/1997	388259

33

Correvio LLC	Chile	Design Mark - Stylized Man	07/29/1998	834916	01/12/1998	402476
Correvio LLC	China P.R.	Design Mark - Stylized Man	03/07/1999	1252209	12/05/1997	9700129937
Correvio LLC	Colombia	Design Mark - Stylized Man	07/22/1998	210213	09/03/1997	97051037
Correvio LLC	Community Trademark	Design Mark - Stylized Man	06/23/1999	609503	08/18/1997	609503
Correvio LLC	Costa Rica	Design Mark - Stylized Man	05/18/1998	107560	10/27/1997	111545
Correvio LLC	Croatia	Design Mark - Stylized Man	06/26/1998	Z971458	09/18/1997	Z971458A
Correvio LLC	Curacao	Design Mark - Stylized Man	03/12/1998	02791	02/06/1998	02791
Correvio LLC	Cyprus	Design Mark - Stylized Man	09/19/1997	48754	09/19/1997	48754
Correvio LLC	Czech Republic	Design Mark - Stylized Man	12/28/1998	214609	09/01/1997	125055
Correvio LLC	Denmark	Design Mark - Stylized Man	12/19/1997	VR0542011997	12/03/1997	VA059881997
Correvio LLC	Dominican Republic	Design Mark - Stylized Man	11/15/1997	93425	09/05/1997	40101
Correvio LLC	Ecuador	Design Mark - Stylized Man	11/26/1998	669098	08/27/1997	81175
Correvio LLC	Egypt	Design Mark - Stylized Man	11/05/2001	146959	08/26/1997	109389
Correvio LLC	El Salvador	Design Mark - Stylized Man	09/27/1999	52Book97	09/02/1997	11997005240
Correvio LLC	Estonia	Design Mark - Stylized Man	04/14/1999	28627	09/09/1997	9702025
Correvio LLC	Finland	Design Mark - Stylized Man	11/13/1998	211830	12/04/1997	T199704724
Correvio LLC	France	Design Mark - Stylized Man	05/05/1998	98731148	05/05/1998	98731148
Correvio LLC	Georgia	Design Mark - Stylized Man	08/27/1998	10620	09/05/1997	1249603
Correvio LLC	Germany	Design Mark - Stylized Man	02/26/1998	39757722	12/02/1997	39757722
Correvio LLC	Ghana	Design Mark - Stylized Man	09/19/1997	29197	09/19/1997	29197
Correvio LLC	Great Britain	Design Mark - Stylized Man	12/03/1997	2152591	12/03/1997	2152591
Correvio LLC	Greece	Design Mark - Stylized Man	03/17/1999	134249	08/20/1997	134249
Correvio LLC	Guatemala	Design Mark - Stylized Man	04/11/1999	93638	11/28/1997	9935
Correvio LLC	Guyana	Design Mark - Stylized Man	10/14/1997	16228A	10/14/1997	260448
Correvio LLC	Honduras	Design Mark - Stylized Man	04/13/1998	71326	09/08/1997	1032597
Correvio LLC	Hong Kong	Design Mark - Stylized Man	08/23/1997	83921998	08/23/1997	12118/97

34

Correvio LLC	Hungary	Design Mark - Stylized Man	10/14/1998	154552	09/12/1997	M9703315
Correvio LLC	Iceland	Design Mark - Stylized Man	11/27/1997	16311997	09/24/1997	13481997
Correvio LLC	India	Design Mark - Stylized Man	05/30/2003	767211	09/26/1997	767211
Correvio LLC	Iran	Design Mark - Stylized Man	03/14/1999	89059	03/14/1999	7712610
Correvio LLC	Ireland	Design Mark - Stylized Man	12/02/1997	206629	12/02/1997	974396
Correvio LLC	Israel	Design Mark - Stylized Man	08/05/1998	114350	08/19/1997	114350
Correvio LLC	Italy	Design Mark - Stylized Man	06/04/1999	783689	08/25/1997	RM97C004086
Correvio LLC	Jamaica	Design Mark - Stylized Man	09/05/1997	32280	09/05/1997	56737
Correvio LLC	Japan	Design Mark - Stylized Man	01/22/1999	4233199	08/26/1997	15207897
Correvio LLC	Jordan	Design Mark - Stylized Man	09/02/1997	47792	09/02/1997	47792
Correvio LLC	Kazakhstan	Design Mark - Stylized Man	02/24/1999	8378	09/09/1997	10661
Correvio LLC	Kenya	Design Mark - Stylized Man	09/19/1997	46387	09/19/1997	46387
Correvio LLC	Korea South	Design Mark - Stylized Man	10/23/1998	426432	10/14/1997	9747885
Correvio LLC	Kosovo	Design Mark - Stylized Man	09/11/1997	6009	09/11/1997	7065
Correvio LLC	Kuwait	Design Mark - Stylized Man	11/28/2000	41902	11/28/2000	48429
Correvio LLC	Kyrgyzstan	Design Mark - Stylized Man	10/31/1998	4547	09/05/1997	9722743
Correvio LLC	Laos	Design Mark - Stylized Man	09/09/1997	4905	09/09/1997	5924
Correvio LLC	Latvia	Design Mark - Stylized Man	10/20/1998	M42230	09/08/1997	M971554
Correvio LLC	Lebanon	Design Mark - Stylized Man	10/02/1997	73774	10/02/1997	Not available
Correvio LLC	Lesotho	Design Mark - Stylized Man	09/12/1997	LSM9700655	09/12/1997	LSM9700655
Correvio LLC	Libya	Design Mark - Stylized Man	Not available	Not available	11/08/2005	5586
Correvio LLC	Lithuania	Design Mark - Stylized Man	08/31/1999	34778	09/09/1997	972692
Correvio LLC	Macao	Design Mark - Stylized Man	10/07/1999	N2587	09/26/1997	N2587
Correvio LLC	Macedonia	Design Mark - Stylized Man	09/05/1997	7730	09/05/1997	Z60797
Correvio LLC	Malawi	Design Mark - Stylized Man	09/11/1997	510/97	09/11/1997	51097
Correvio LLC	Malaysia	Design Mark - Stylized Man	10/04/1997	9714230	10/04/1997	9714230

35

Correvio LLC	Malta	Design Mark - Stylized Man	06/11/1998	27543	09/03/1997	27543
Correvio LLC	Mauritius	Design Mark - Stylized Man	08/29/1997	47	08/29/1997	Not available
Correvio LLC	Mexico	Design Mark - Stylized Man	10/27/1997	561356	08/26/1997	305767
Correvio LLC	Moldova	Design Mark - Stylized Man	12/03/1998	6066	09/08/1997	7085
Correvio LLC	Mongolia	Design Mark - Stylized Man	09/04/1997	2273	09/04/1997	2331
Correvio LLC	Montenegro	Design Mark - Stylized Man	05/16/2012	05517PP	09/11/1997	42717
Correvio LLC	Morocco	Design Mark - Stylized Man	09/23/1997	63.969	09/23/1997	63.969
Correvio LLC	Namibia	Design Mark - Stylized Man	09/10/1997	97/1285	09/10/1997	97/1285
Correvio LLC	St. Maarten	Design Mark - Stylized Man	02/06/1998	02416	08/14/2001	02416
Correvio LLC	New Zealand	Design Mark - Stylized Man	08/22/1997	281387	08/22/1997	281387
Correvio LLC	Nicaragua	Design Mark - Stylized Man	09/24/1998	38791CC	10/30/1997	9703722
Correvio LLC	Nigeria	Design Mark - Stylized Man	09/19/1997	56774	09/19/1997	TP3305297
Correvio LLC	Norway	Design Mark - Stylized Man	03/19/1998	188996	08/21/1997	976731
Correvio LLC	O.A.P.I.	Design Mark - Stylized Man	11/30/1998	38347	09/17/1997	87798
Correvio LLC	Oman	Design Mark - Stylized Man	12/29/2003	16577	10/01/1997	16577
Correvio LLC	Pakistan	Design Mark - Stylized Man	09/05/1997	143621	09/05/1997	143621
Correvio LLC	Panama	Design Mark - Stylized Man	10/14/1997	90572	10/14/1997	90572
Correvio LLC	Paraguay	Design Mark - Stylized Man	09/15/1998	206947	08/22/1997	16940
Correvio LLC	Peru	Design Mark - Stylized Man	12/04/1997	41645	08/26/1997	46602
Correvio LLC	Poland	Design Mark - Stylized Man	09/12/1997	123353	09/12/1997	177892
Correvio LLC	Portugal	Design Mark - Stylized Man	06/19/1998	327753	12/17/1997	327753
Correvio LLC	Qatar	Design Mark - Stylized Man	09/30/1997	17581	09/30/1997	17581
Correvio LLC	Romania	Design Mark - Stylized Man	09/24/1997	33525	09/24/1997	46032
Correvio LLC	Russian Federation	Design Mark - Stylized Man	12/04/1998	170052	08/29/1997	97713010
Correvio LLC	Saudi Arabia	Design Mark - Stylized Man	01/27/1999	46042	09/06/1997	40654
Correvio LLC	Serbia-Montenegro	Design Mark - Stylized Man	06/14/1999	42717	09/11/1997	Z103197

36

Correvio LLC	Singapore	Design Mark - Stylized Man	09/19/2997	T9711965G	09/29/1997	T9711965G
Correvio LLC	Slovak Republic	Design Mark - Stylized Man	11/17/1999	188041	09/08/1997	POZ256597
Correvio LLC	Slovenia	Design Mark - Stylized Man	08/25/1998	9771399	09/22/1997	Z9771399
Correvio LLC	South Africa	Design Mark - Stylized Man	09/04/1997	9713432	09/04/1997	9713432
Correvio LLC	Spain	Design Mark - Stylized Man	02/20/1998	212260	09/04/1997	2112260
Correvio LLC	Sri Lanka	Design Mark - Stylized Man	10/19/2002	85551	10/22/1997	85551
Correvio LLC	Sudan	Design Mark - Stylized Man	02/08/1998	26448	02/08/1998	26448
Correvio LLC	Suriname	Design Mark - Stylized Man	02/03/1998	16523	02/02/1998	Not available
Correvio LLC	Swaziland	Design Mark - Stylized Man	09/11/1997	54997	09/11/1997	54997
Correvio LLC	Sweden	Design Mark - Stylized Man	09/03/1999	332903	12/04/1997	9710868
Correvio LLC	Switzerland	Design Mark - Stylized Man	01/27/1998	447972	08/19/1997	66971997
Correvio LLC	Taiwan	Design Mark - Stylized Man	09/16/1998	816232	09/05/1997	86046023
Correvio LLC	Tajikistan	Design Mark - Stylized Man	12/01/1998	TJ3471	09/06/1997	97004278
Correvio LLC	Tanganyika	Design Mark - Stylized Man	03/31/1998	25428	09/23/1997	25428
Correvio LLC	Thailand	Design Mark - Stylized Man	09/03/1997	Kor81230	09/03/1997	342971
Correvio LLC	Trinidad	Design Mark - Stylized Man	10/17/1997	27630	10/17/1997	27630
Correvio LLC	Tunisia	Design Mark - Stylized Man	09/24/1997	EE971483	09/24/1997	EE971482
Correvio LLC	Turkey	Design Mark - Stylized Man	10/23/1997	191748	10/23/1997	9715935
Correvio LLC	Turkmenistan	Design Mark - Stylized Man	10/05/2001	7182	09/05/1997	97310600
Correvio LLC	Ukraine	Design Mark - Stylized Man	03/15/2001	19034	09/08/1997	97092831
Correvio LLC	United Arab Emirates	Design Mark - Stylized Man	10/05/1998	18359	10/26/1997	24048
Correvio LLC	Uruguay	Design Mark - Stylized Man	05/12/1998	297826	08/26/1997	386454
Correvio LLC	Uzbekistan	Design Mark - Stylized Man	03/12/1999	8327	09/23/1997	97009633
Correvio LLC	Venezuela	Design Mark - Stylized Man	08/17/2000	P222585	08/22/1997	1691697
Correvio LLC	Vietnam	Design Mark - Stylized Man	02/03/1999	29507	09/04/1997	N33899735539
Correvio LLC	Yemen Arab Republic	Design Mark - Stylized Man	08/13/1998	9171	09/01/1997	11067

37

Correvio LLC	Zambia	Design Mark - Stylized Man	09/16/1997	62397	09/16/1997	62397
Correvio LLC	Zanzibar	Design Mark - Stylized Man	09/16/1997	21297	09/16/1997	44397
Correvio LLC	Zimbabwe	Design Mark - Stylized Man	09/09/1997	148197	09/09/1997	148197
Correvio LLC	Peru	FAST-ON/FAST OFF	08/17/1999	56782	05/19/1999	84614
Correvio LLC	Argentina	FAST-ON/FAST-OFF	02/09/2001	1818485	09/16/1999	3066221
Correvio LLC	Aruba	FAST-ON/FAST-OFF	11/25/1999	20265	09/16/1999	B633
Correvio LLC	Austria	FAST-ON/FAST-OFF	08/11/1999	183541	06/01/1999	AM328599
Correvio LLC	Bahamas	FAST-ON/FAST-OFF	03/26/2003	22106	10/07/1999	22106
Correvio LLC	Bahrain	FAST-ON/FAST-OFF	06/08/1999	25807	06/08/1999	104699
Correvio LLC	Barbados	FAST-ON/FAST-OFF	09/08/2000	8113490	09/15/1999	Not available
Correvio LLC	Benelux	FAST-ON/FAST-OFF	06/03/1999	656383	06/03/1999	939416
Correvio LLC	Bolivia	FAST-ON/FAST-OFF	08/30/2000	81363C	05/20/1999	6074
Correvio LLC	Brazil	FAST-ON/FAST-OFF	09/23/2003	822044137	09/21/1999	822044137
Correvio LLC	Caribbean Netherlands / BES	FAST-ON/FAST-OFF	12/21/2011	2844	09/21/2011	2844
Correvio LLC	Chile	FAST-ON/FAST-OFF	10/26/2000	580473	05/24/1999	449604
Correvio LLC	Colombia	FAST-ON/FAST-OFF	01/12/2000	224614	05/21/1999	99031383
Correvio LLC	Community Trademark	FAST-ON/FAST-OFF	06/29/2000	1113505	03/22/1999	1113505
Correvio LLC	Curacao	FAST-ON/FAST-OFF	12/23/1999	02436	09/27/1999	02811
Correvio LLC	Czech Republic	FAST-ON/FAST-OFF	03/28/2001	231748	09/14/1999	146802
Correvio LLC	Dominican Republic	FAST-ON/FAST-OFF	12/15/1999	108789	10/26/1999	Not available
Correvio LLC	Ecuador	FAST-ON/FAST-OFF	10/17/2000	726400	06/16/1999	96495
Correvio LLC	Egypt	FAST-ON/FAST-OFF	06/01/2003	126929	09/14/1999	126929
Correvio LLC	El Salvador	FAST-ON/FAST-OFF	07/12/2000	224Book108	05/20/1999	11999003235
Correvio LLC	Finland	FAST-ON/FAST-OFF	10/31/2000	219140	05/28/1999	T199901712
Correvio LLC	Germany	FAST-ON/FAST-OFF	08/31/1999	39928577	05/18/1999	39928577605

38

Correvio LLC	Guatemala	FAST-ON/FAST-OFF	01/12/2000	101441	06/23/1999	1999-05043
Correvio LLC	Honduras	FAST-ON/FAST-OFF	12/21/1999	76275	05/19/1999	649099
Correvio LLC	Hong Kong	FAST-ON/FAST-OFF	09/13/1999	200007217	09/13/1999	1270699
Correvio LLC	Hungary	FAST-ON/FAST-OFF	03/05/2001	163886	09/28/1999	M9904521
Correvio LLC	Iceland	FAST-ON/FAST-OFF	11/26/1999	1215/1999	09/15/1999	26571999
Correvio LLC	Israel	FAST-ON/FAST-OFF	04/06/2000	128117	05/27/1999	128117
Correvio LLC	Italy	FAST-ON/FAST-OFF	07/02/2002	870763	05/25/1999	RM99C002662
Correvio LLC	Japan	FAST-ON/FAST-OFF	09/01/2000	4413763	09/28/1999	877451999
Correvio LLC	Lebanon	FAST-ON/FAST-OFF	06/08/1999	79958	06/08/1999	Not available
Correvio LLC	Lithuania	FAST-ON/FAST-OFF	10/11/2000	40222	06/29/1999	991397
Correvio LLC	Lithuania (in Lithuanian)	FAST-ON/FAST-OFF	11/02/2000	40474	07/23/1999	991581
Correvio LLC	St. Maarten	FAST-ON/FAST-OFF	09/27/1999	2436	08/14/2001	2811
Correvio LLC	New Zealand	FAST-ON/FAST-OFF	12/20/1999	307094	03/25/1999	307094
Correvio LLC	Nicaragua	FAST-ON/FAST-OFF	01/03/2001	45927CC	06/16/1999	9901934
Correvio LLC	Norway	FAST-ON/FAST-OFF	11/15/1999	200318	06/04/1999	199905407
Correvio LLC	O.A.P.I.	FAST-ON/FAST-OFF	06/12/2000	41676	10/08/1999	90784
Correvio LLC	Panama	FAST-ON/FAST-OFF	08/02/2000	101181	06/17/1999	101181
Correvio LLC	Paraguay	FAST-ON/FAST-OFF	05/09/2003	256966	09/17/1999	20226
Correvio LLC	Poland	FAST-ON/FAST-OFF	02/26/2003	142777	09/21/1999	Z207459
Correvio LLC	Portugal	FAST-ON/FAST-OFF	04/07/2000	339024	08/09/1999	339024
Correvio LLC	Qatar	FAST-ON/FAST-OFF	06/09/2005	20800	06/08/1999	20800
Correvio LLC	Romania	FAST-ON/FAST-OFF	09/29/1999	40264	09/29/1999	55898
Correvio LLC	Saudi Arabia	FAST-ON/FAST-OFF	12/22/1999	51153	05/22/1999	49376
Correvio LLC	Singapore	FAST-ON/FAST-OFF	05/24/1999	T9905268A	05/24/1999	T9905268A
Correvio LLC	Slovak Republic	FAST-ON/FAST-OFF	02/13/2001	194484	09/20/1999	POZ238899
Correvio LLC	Slovenia	FAST-ON/FAST-OFF	06/21/2000	9970759	06/17/1999	z9970759

39

Correvio LLC	South Africa	FAST-ON/FAST-OFF	06/03/1999	199909769	06/03/1999	199909769
Correvio LLC	South Africa	FAST-ON/FAST-OFF	06/04/1999	9909871	06/04/1999	9909871
Correvio LLC	Switzerland	FAST-ON/FAST-OFF	10/27/1999	466171	05/19/1999	43741999
Correvio LLC	Thailand	FAST-ON/FAST-OFF	06/22/1999	kor108025	06/22/1999	390338
Correvio LLC	Trinidad	FAST-ON/FAST-OFF	07/19/2000	30041	10/14/1999	30041
Correvio LLC	Turkey	FAST-ON/FAST-OFF	10/25/1999	1999017462	10/25/1999	1999017462
Correvio LLC	United Arab Emirates	FAST-ON/FAST-OFF	05/28/2005	53322	06/23/1999	32018
Correvio LLC	Uruguay	FAST-ON/FAST-OFF	03/27/2000	409.875	09/16/1999	316617
Correvio LLC	Venezuela	FAST-ON/FAST-OFF	01/13/2000	p217495	05/18/1999	199908430

Current Owner	Country	Mark	Reg. Date	Reg. No.	Appl. Date	Appl. No
Correvio LLC	African Union Territories (OAPI)		30-Nov-2012	71742	05-Jul-2012	3201201931
Correvio LLC	Albania	CORREVIO	29-Dec-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Albania		08-Dec-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Albania	ORIZEVA	15-Feb-2013	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Aruba		05-Oct-2012	30477	06-Aug-2012	120806.14.
Correvio LLC	Australia	CORREVIO	06-Feb-2012	1444224	23-Aug-2011	1444224
Correvio LLC	Australia		16-Mar-2012	1443759	19-Aug-2011	1443759
Correvio LLC	Australia		16-Mar-2012	1443770	19-Aug-2011	1443770
Correvio LLC	Australia	ORIZEVA	06-Feb-2012	1444239	23-Aug-2011	1444239

40

Current Owner	Country	Mark	Reg. Date	Reg. No.	Appl. Date	Appl. No
Correvio LLC	Bosnia and Herzegovina	CORREVIO	07-Mar-2013	1099762	27-Oct-2011	1099762
Correvio LLC	Bosnia and Herzegovina		08-Jan-2013	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Bosnia and Herzegovina	ORIZEVA	07-Mar-2013	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Chile		12-Mar-2013	1018480	27-Jul-2012	1018480
Correvio LLC	China (People's Republic)	CORREVIO	06-Aug-2012	1099762	27-Oct-2011	1099762
Correvio LLC	China (People's Republic)		11-Jun-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	China (People's Republic)	ORIZEVA	22-Dec-2011	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Colombia		07-Feb-2013	466561	03-Aug-2012	12131111
Correvio LLC	Costa Rica		18-Dec-2012	223726	21-Aug-2012	2012-7825
Correvio LLC	Croatia	CORREVIO	04-Dec-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Croatia		21-Nov-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Croatia	ORIZEVA	05-Dec-2011	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Cuba		16-Sep-2013	1,098,065	14-Aug-2012	1,098,065
Correvio LLC	Curacao		26-Nov-2012	15989	17-Aug-2012	D-120306
Correvio LLC	Ecuador		18-Jun-2013	4557-13	27-Jul-2012	2012-25670
Correvio LLC	European Community	CORREVIO	27-Dec-2011	10153435	27-Jul-2011	10153435
Correvio LLC	European Community		21-Feb-2012	10205763	07-Oct-2011	10205763
Correvio LLC	European Community		21-Feb-2021	10205755	07-Oct-2011	10205755
Correvio LLC	European Community	ORIZEVA	27-Dec-2011	10153484	27-Jul-2011	10153484
Correvio LLC	Honduras		13-May-2013	124214	26-Jul-2012	25665/2012
Correvio LLC	Honduras		06-May-2013	124129	26-Jul-2012	25664/2012
Correvio LLC	Int'l Registration - Madrid Protocol Only	CORREVIO	27-Oct-2011	1,099,762	27-Oct-2011	Not available
Correvio LLC	Int'l Registration - Madrid Protocol Only		08-Dec-2011	1,098,065	24-Oct-2011	0007349

41

Current Owner	Country	Mark	Reg. Date	Reg. No.	Appl. Date	Appl. No
Correvio LLC	Int'l Registration - Madrid Protocol Only	ORIZEVA	22-Dec-2011	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Jamaica		26-Jul-2012	60847	26-Jul-2012	060847
Correvio LLC	Japan	CORREVIO	19-Jun-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Japan		24-May-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Japan	ORIZEVA	07-Jun-2012	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Jordan		29-Jul-2013	124773	29-Jul-2012	124773
Correvio LLC	Jordan		29-Jul-2013	124770	29-Jul-2012	124770
Correvio LLC	Kenya		07-Nov-2013	1,098,065	14-Aug-2012	1,098,065
Correvio LLC	Korea, Republic of	CORREVIO	02-Oct-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Korea, Republic of		12-Sep-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Korea, Republic of	ORIZEVA	02-Oct-2012	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Lebanon		30-Aug-2012	145114	30-Aug-2012	19325
Correvio LLC	Macedonia	CORREVIO	29-Dec-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Macedonia		15-Dec-2011	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Macedonia	ORIZEVA	22-Dec-2012	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Malaysia		15-Jul-2013	2012012740	26-Jul-2012	2012012740
Correvio LLC	Malaysia		17-Jul-2013	2012012741	26-Jul-2012	2012012741
Correvio LLC	Mauritius		09-Nov-2012	13603/2012	27-Jul-2012	MU/M/12/15513
Correvio LLC	Mexico	CORREVIO	20-Feb-2012	1269169	06-Sep-2011	1209271
Correvio LLC	Mexico	CORREVIO	10-Feb-2012	1267203	06-Sep-2011	1209270
Correvio LLC	Mexico		10-Feb-2012	1267205	06-Sep-2011	1209277
Correvio LLC	Mexico		09-Feb-2012	1266313	06-Sep-2011	1209278

42

Current Owner	Country	Mark	Reg. Date	Reg. No.	Appl. Date	Appl. No
Correvio LLC	Mexico		09-Feb-2012	1266312	06-Sep-2011	1209276
Correvio LLC	Mexico		10-Feb-2012	1267204	06-Sep-2011	1209275
Correvio LLC	Mexico	ORIZEVA	20-Feb-2012	1269170	06-Sep-2011	1209273
Correvio LLC	Mexico	ORIZEVA	03-Feb-2012	1265321	06-Sep-2011	1209272
Correvio LLC	Mongolia		04-Jul-2013	1,098,065	14-Aug-2012	1,098,065
Correvio LLC	Montenegro	CORREVIO	12-Feb-2013	1099762	27-Oct-2011	1099762
Correvio LLC	Montenegro		22-Jan-2013	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Montenegro	ORIZEVA	22-Jan-2013	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	New Zealand		29-Jan-2013	962741	26-Jul-2012	962741
Correvio LLC	Norway	CORREVIO	07-Sep-2012	1,099,762	27-Oct-2011	1,099,762
Correvio LLC	Norway		31-Aug-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Norway	ORIZEVA	04-Sep-2012	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Panama		30-Apr-2013	216757-01	24-Sep-2012	216757-01
Correvio LLC	Panama		30-Apr-2013	216756-01	24-Sep-2012	216756-01
Correvio LLC	Peru		31-Oct-2012	193275	31-Jul-2012	502357
Correvio LLC	Peru		31-Oct-2012	193274	31-Jul-2012	502356
Correvio LLC	Philippines		20-Jun-2013	4-2012-009398	31-Jul-2012	4-2012-009398
Correvio LLC	Russian Federation	CORREVIO	15-Oct-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Russian Federation		24-Oct-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Russian Federation	ORIZEVA	15-Oct-2012	1,099,764	27-Oct-2011	1,099,764
Correvio LLC	Serbia	CORREVIO	14-Nov-2012	1099762	27-Oct-2011	1099762
Correvio LLC	Serbia		12-Nov-2012	1,098,065	24-Oct-2011	1,098,065
Correvio LLC	Serbia	ORIZEVA	12-Nov-2012	1,099,764	27-Oct-2011	1,099,764

43

Current Owner	Country	Mark	Reg. Date	Reg. No.	Appl. Date	Appl. No
Correvio LLC	Singapore		22-May-2013	1,098,065	14-Aug-2012	1,098,065
Correvio LLC	Switzerland	CORREVIO	27-Oct-2011	621859	11-Jul-2011	58086/2011
Correvio LLC	Switzerland		24-Oct-2011	621722	15-Aug-2011	59253/2011
Correvio LLC	Switzerland		26-Jan-2012	625227	16-Aug-2011	59316/2011
Correvio LLC	Switzerland		25-Oct-2011	621800	09-Aug-2011	59094/2011
Correvio LLC	Switzerland		25-Oct-2011	621794	09-Aug-2011	59092/2011
Correvio LLC	Switzerland		26-Jan-2012	625228	16-Aug-2011	59320/2011
Correvio LLC	Switzerland	ORIZEVA	27-Oct-2011	621858	11-Jul-2011	58089/2011
Correvio LLC	Taiwan		01-Jul-2013	01587820	27-Jul-2012	101042675
Correvio LLC	Turkey		07-Aug-2013	1,098,065	14-Aug-2012	1,098,065
Correvio LLC	United States of America	CORREVIO	23-Jul-2013	4,373,761	04-Aug-2011	85/979,015
Correvio LLC	United States of America		09-Jul-2013	4,366,123	31-Aug-2011	85/979,300
Correvio LLC	United States of America		09-Jul-2013	4,366,122	03-Oct-2011	85/979,298
Correvio LLC	Yemen, Republic of		13-May-2013	59445	29-Jul-2012	59445
Correvio LLC	Yemen, Republic of		13-May-2013	59446	29-Jul-2012	59446

44

Current Owner	Country	Mark	Appl. Date	Appl. No.
Correvio LLC	Algeria		26-Jul-2012	122506
Correvio LLC	Antigua and Barbuda		14-Aug-2012	1,098,065
Correvio LLC	Argentina		02-Aug-2012	3.181.672
Correvio LLC	Argentina		02-Aug-2012	3.181.673
Correvio LLC	Bahamas		15-Aug-2012	36,141
Correvio LLC	Bahamas		15-Aug-2012	36,140
Correvio LLC	Bahrain		14-Aug-2012	1,098,065
Correvio LLC	Bhutan		14-Aug-2012	1,098,065
Correvio LLC	Botswana		14-Aug-2012	1,098,065
Correvio LLC	Brazil	CORREVIO	26-Jul-2011	831175940
Correvio LLC	Brazil	CORREVIO	26-Jul-2011	831175958
Correvio LLC	Brazil		18-Aug-2011	831190442
Correvio LLC	Brazil		18-Aug-2011	831190450
Correvio LLC	Brazil		18-Aug-2011	831190434
Correvio LLC	Brazil		18-Aug-2011	831190426
Correvio LLC	Brazil	ORIZEVA	26-Jul-2011	831175893
Correvio LLC	Brazil	ORIZEVA	26-Jul-2011	831175907
Correvio LLC	Canada	CORREVIO	27-Jul-2011	1,537,390
Correvio LLC	Canada		18-Aug-2011	1,540,224
Correvio LLC	Canada		18-Aug-2011	1,540,223
Correvio LLC	Ecuador		27-Jul-2012	2012-25672

45

Current Owner	Country	Mark	Appl. Date	Appl. No.
Correvio LLC	El Salvador		31-Jul-2012	E-120481-2012
Correvio LLC	Ghana		14-Aug-2012	1,098,065
Correvio LLC	Guatemala		30-Jul-2012	2012-6691
Correvio LLC	Guatemala		30-Jul-2012	2012-6693
Correvio LLC	Israel		14-Aug-2012	1,098,065
Correvio LLC	Kuwait		30-Jul-2012	132286
Correvio LLC	Kuwait		30-Jul-2012	132287
Correvio LLC	Lesotho		14-Aug-2012	1,098,065
Correvio LLC	Liberia		14-Aug-2012	1,098,065
Correvio LLC	Madagascar		14-Aug-2012	1,098,065
Correvio LLC	Morocco		14-Aug-2012	1,098,065
Correvio LLC	Mozambique		14-Aug-2012	1,098,065
Correvio LLC	Namibia		14-Aug-2012	1,098,065
Correvio LLC	Nicaragua		08-Aug-2012	2012-002832
Correvio LLC	Oman		14-Aug-2012	1,098,065
Correvio LLC	Pakistan		27-Jul-2012	324185
Correvio LLC	Pakistan		27-Jul-2012	324186
Correvio LLC	Qatar		29-Jul-2012	76140
Correvio LLC	Qatar		29-Jul-2012	76141

46

Current Owner	Country	Mark	Appl. Date	Appl. No.
Correvio LLC	Saudi Arabia		01-Aug-2012	185017
Correvio LLC	Sierra Leone		14-Aug-2012	1,098,065
Correvio LLC	South Africa		26-Jul-2012	2012/20133
Correvio LLC	South Africa		26-Jul-2012	2012/20134
Correvio LLC	Sudan		14-Aug-2012	1,098,065
Correvio LLC	Swaziland		14-Aug-2012	1,098,065
Correvio LLC	Trinidad and Tobago		26-Jul-2012	45640
Correvio LLC	Tunisia		26-Jul-2012	TN/E/2012/01377
Correvio LLC	United Arab Emirates		06-Aug-2012	177595
Correvio LLC	United Arab Emirates		06-Aug-2012	177596
Correvio LLC	United States of America	CORREVIO	04-Aug-2011	85/389,603
Correvio LLC	United States of America		31-Aug-2011	85/411,891
Correvio LLC	United States of America		03-Oct-2011	85/437,623
Correvio LLC	Uruguay		26-Jul-2012	438.263
Correvio LLC	Venezuela		09-Oct-2012	2012-021450
Correvio LLC	Venezuela		09-Oct-2012	2012-021451
Correvio LLC	Vietnam		14-Aug-2012	1,098,065
Correvio LLC	Zambia		14-Aug-2012	1,098,065

47

3. Section 4.12(a)(A)(iii) - Unexpired registered copyrights and pending copyright applications

No unexpired registered copyrights or pending copyright registration applications are owned by the Company.

4. Section 4.12(a)(A)(iv) - Domain names

Domain Name	Registrant	Registrar
correvio.ch	Correvio International Sarl	MarkMonitor
correvio.com	Correvio International Sarl	MarkMonitor
correvio.net	Correvio International Sarl	MarkMonitor
correvio.org	Correvio International Sarl	MarkMonitor
correviocriticalcare.ch	Correvio International Sarl	MarkMonitor
correviocriticalcare.com	Correvio International Sarl	MarkMonitor
correviocriticalcare.net	Correvio International Sarl	MarkMonitor
correviocriticalcare.org	Correvio International Sarl	MarkMonitor
orizeva.ch	Correvio International Sarl	MarkMonitor
orizeva.com	Correvio International Sarl	MarkMonitor
orizeva.net	Correvio International Sarl	MarkMonitor
orizeva.org	Correvio International Sarl	MarkMonitor
orizevacriticalcare.ch	Correvio International Sarl	MarkMonitor
orizevacriticalcare.com	Correvio International Sarl	MarkMonitor
orizevacriticalcare.net	Correvio International Sarl	MarkMonitor
orizevacriticalcare.org	Correvio International Sarl	MarkMonitor
correvio.ae	Correvio International Sàrl	InterNetworX Ltd & Co KG
correvio.asia	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.at	Correvio International Sàrl	Not Available
correvio.be	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.bg	skeirs GmbH	InterNetworX Ltd. &Co. KG
correvio.cl	skeirs GmbH	InterNetworX Ltd. &Co. KG

48

Domain Name	Registrant	Registrar
correvio.cn	nanjingyuangruanjiankejiyouxiangongsi	Key-Systems
correvio.co.il	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.co.no	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.co.nz	Correvio International Sàrl	1API GmbH
correvio.co.uk	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.co.za	skeirs GmbH	InterNetworX Ltd. & Co. KG
correvio.com.br	Jose Viera Zarate	InterNetworX Ltd. & Co. KG
correvio.com.ve	skeirs GmbH	InterNetworX Ltd. &Co. KG
correvio.cz	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.dk	skeirs GmbH	InterNetworX Ltd. & Co. KG
correvio.ee	skeirs GmbH	Ascio Technologies Inc.- DK Branch
correvio.es	skeirs GmbH	InterNetworX Ltd. & Co. KG
correvio.fr	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.gr	Correvio International Sàrl	NUERNBERG INTERNET SERVICES EK
correvio.hk	skeirs GmbH	InterNetworX Ltd. &Co. KG
correvio.hu	skeirs GmbH	InterNetworX Ltd. & Co. KG
correvio.in	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.it	Domain Robot Limited	InterNetworX Ltd. & Co. KG
correvio.jp	Correvio International Sàrl	Not Available
correvio.kr	Correvio International Sàrl	Not Available
correvio.lt	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.mx	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.my	Molek Abadi Sdn Bhd	InterNetworX Ltd. & Co. KG
correvio.nl	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correvio.pk	skeirs GmbH	InterNetworX Ltd. &Co. KG
correvio.pl	Correvio International Sàrl	Domain Robot

49

Domain Name	Registrant	Registrar
correvio.ro	skeirs GmbH	InterNetworX Ltd. &Co. KG
correvio.rs	skeirs GmbH	Hosting90 Systems d.o.o.
correvio.ru	skiers GmbH	RU-CENTER-REG-RIPN
correvio.se	Correvio International Sàrl	InterNetworX
correvio.sg	skeirs GmbH	IP MIRROR PTE. LTD.
correvio.si	skeirs GmbH	Not Available
correvio.sk	Correvio International Sàrl	Not Available
correvio.tv	Correvio International Sàrl	Key-Systems GmbH
correvio.tw	Correvio International Sàrl	Key-Systems GmbH
correvio.us	Correvio International Sàrl	Key-Systems GmbH
correviocriticalcare.ae	Correvio International Sàrl	InterNetworX Ltd & Co KG
correviocriticalcare.at	Correvio International Sàrl	Not Available
correviocriticalcare.cl	skeirs GmbH	InterNetworX Ltd. &Co. KG
correviocriticalcare.cn	nanjingyuangruanjiankejiyouxiangongsi	Key-Systems
correviocriticalcare.co.il	skeirs GmbH	InterNetworX Ltd. & Co. KG
correviocriticalcare.com.br	Jose Viera Zarate	InterNetworX Ltd. & Co. KG
correviocriticalcare.dk	skeirs GmbH	InterNetworX Ltd. & Co. KG
correviocriticalcare.fr	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correviocriticalcare.hk	skeirs GmbH	InterNetworX Ltd. &Co. KG
correviocriticalcare.hu	skeirs GmbH	InterNetworX Ltd. & Co. KG
correviocriticalcare.it	Domain Robot Limited	InterNetworX Ltd. & Co. KG
correviocriticalcare.mx	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
correviocriticalcare.my	Molek Abadi Sdn Bhd	InterNetworX Ltd. & Co. KG
correviocriticalcare.pk	skeirs GmbH	InterNetworX Ltd. &Co. KG
correviocriticalcare.ro	skeirs GmbH	InterNetworX Ltd. &Co. KG
correviocriticalcare.rs	skeirs GmbH	Hosting90 Systems d.o.o.

50

Domain Name	Registrant	Registrar
correviocriticalcare.ru	skeirs GmbH	RU-CENTER-REG-RIPN
correviocriticalcare.se	Correvio International Sàrl	InterNetworX Ltd. &Co. KG
correviocriticalcare.si	skeirs GmbH	AOI d.o.o.
correviocriticalcare.sk	Correvio International Sàrl	Not Available
mycorrevio.info	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
orizeva.eu	Correvio (UK) Ltd.	InterNetworX Ltd. & Co. KG
orizeva.fr	skeirs GmbH	InterNetworX Ltd. & Co. KG
orizeva.it	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
orizevacriticalcare.eu	Correvio (UK) Ltd.	InterNetworX Ltd. & Co. KG
orizevacriticalcare.fr	skiers GmbH	InterNetworX Ltd. & Co. KG
orizevacriticalcare.it	Correvio International Sàrl	InterNetworX Ltd. & Co. KG
aggrastat.ae	Correvio LLC	MarkMonitor
aggrastat.asia	Correvio LLC	MarkMonitor
aggrastat.at	Correvio LLC	MarkMonitor
aggrastat.be	Correvio LLC	MarkMonitor
aggrastat.biz	Correvio LLC	MarkMonitor
aggrastat.ch	Correvio LLC	MarkMonitor
aggrastat.co.uk	Correvio LLC	MarkMonitor
aggrastat.com.cn	Correvio LLC	MarkMonitor
aggrastat.com.sa	Correvio LLC	MarkMonitor
aggrastat.dk	Correvio LLC	MarkMonitor
aggrastat.eu	EU MarkMonitor LP	MarkMonitor
aggrastat.in	Correvio LLC	MarkMonitor
aggrastat.info	Correvio LLC	MarkMonitor
aggrastat.lu	Correvio LLC	MarkMonitor
aggrastat.se	Correvio LLC	MarkMonitor

51

Domain Name	Registrant	Registrar
agrastat.asia	Correvio LLC	MarkMonitor
agrastat.biz	Correvio LLC	MarkMonitor
agrastat.com	Correvio LLC	MarkMonitor
agrastat.com.ar	MarkMonitor Local Presence	MarkMonitor
agrastat.com.mx	Correvio LLC	MarkMonitor
tirofiban.ch	Correvio LLC	MarkMonitor
tirofiban.info	Correvio LLC	MarkMonitor

[Details of intellectual property administration matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

52

Section 4.12(a)(A) - General Disclosures

1.	[Details of intellectual property matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

53

Annex A to Section 4.12(a)(A): Product Sales in 2012 by Country/Region

1.	[Details of sale information have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

54

Section 4.12(a)(B) - Ownership of Company IP

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(a)(B) of the Company Disclosure Schedule.

55

Section 4.12(a)(C) - Exclusive Licenses

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(a)(C) of the Company Disclosure Schedule.

56

Section 4.12(b): Company Registered IP

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(b) of the Company Disclosure Schedule.

2.	[Details of intellectual property administration have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

57

Section 4.12(c): Licenses and Covenants

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(c) of the Company Disclosure Schedule.

58

Section 4.12(d): Standard Contracts

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(d) of the Company Disclosure Schedule.

59

Section 4.12(e): Proceedings

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(e) of the Company Disclosure Schedule.

2.	[Details of potential intellectual property proceedings have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

60

Section 4.12(f): Claims of Infringement Against Third Parties

1.	Section 4.12(a)(A) of the Company Disclosure Schedule is hereby incorporated by reference in this Section 4.12(f) of the Company Disclosure Schedule.

2.	[Details of potential intellectual property proceedings have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

61

Section 4.13(c): Tax Matters

1.	[Details of tax matters have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

62

Section 4.14(a): Labor Relations; Employees

1.	Employees in Europe

[Employee details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

2.	Employees in the United States

[Employee details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

63

Section 4.14(c): Employment; Applicable Laws

The Company and its Subsidiaries are a party to the following mandatory collective bargaining agreements:

•	Belgium: CCN 218.
•	France: 'Pharmacie: industrie pharmaceutique'.
•	Italy: CCNL Dirigenti Commercio (i.e. NCLA for Managers of Trade Sector) and CCNL Commercio (i.e. Trade NCLA).
•	Spain: Chemical Industry Collective Bargaining Agreement.

These collective bargaining agreements have not been included in the data room, as they are official and publicly available documents.

64

Section 4.14(g): Company Plans

1.	The Company and its Subsidiaries participate in the following “employee welfare plans” within the meaning of Section 3(1) of ERISA:

•	United States: Correvio LLC Personal Choice Health Benefits Plan with QCC Insurance Company, undated.
•	United States: Correvio LLC Group Health Plan with Keystone Health Plan East Inc., dated May 16, 2012.
•	United States: Correvio LLC Flexible Compensation Plan, effective from January 1, 2013 - December 31, 2013.
•	United States: Correvio LLC Group Insurance Policy with The Guardian Life Insurance Company, undated.
•	Please see attachment 4.14(g) for a summary of the Company and its Subsidiaries’ employee benefit insurance plans in Europe.

2.	The Company and its Subsidiaries participate in the following “employee pension benefit plans” within the meaning of Section 3(2) of ERISA:

•	Correvio 401(k) Profit Sharing Plan, effective January 1, 2013.
•	Please see attachment 4.14(g) for a summary of the Company and its Subsidiaries’ pension plans in Europe.

3.	The Company and its Subsidiaries participate in the following equity option, equity purchase, equity appreciation right or other equity-based plans, programs, policies, agreements or other arrangements: None.

4.	The Company and its Subsidiaries participate in the following individual employment, consulting, termination, severance, retention, change in control or other similar agreements:

[Employee details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

5.	The Company and its Subsidiaries participate in the following bonus, incentive, deferred compensation, profit-sharing, health, welfare, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plans, programs, policies, agreements or other arrangements:

[Employee details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

65

Section 4.14(s): Compensation

[Employee details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

66

Section 4.16: Insurance

Please see Attachment 4.16 attached hereto.

[Insurance details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

67

Section 4.17: Commercial Relationships

[Details regarding customer and supplier relationships have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

68

Section 4.18: Related Party Transactions

None.

69

Section 4.19: Accounts Receivable

Many of the Company’s customers are public hospitals or other public institutions. In the event of a sovereign default or other failure of public entities in a country to honor their obligations, the Company may not be able to collect payment from such public institutions or be able to enforce its rights to payment in the courts of such country.

[Details regarding customer names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

70

Section 12.4 - Seller Notices

If to the Seller:

[Seller details have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

71

Parent Disclosure Schedule

These Parent Disclosure Schedules (the “Disclosure Schedules”) are made pursuant to Article VI of the Stock and Asset Purchase Agreement, dated as of November 18, 2013 (the “Agreement”), made and entered into by and among Cardiome Pharma Corp., Cardiome International AG, Murk Acquisition Sub, Inc., Correvio LLC and CarCor Investment Holdings LLC. Unless the context otherwise requires, all capitalized terms used herein shall have the meanings given to such terms in the Agreement. All Disclosure Schedule subheadings are inserted for convenience of reference only and shall not create a different standard for disclosure than the language set forth in the Agreement or be used in the construction or interpretation of the information contained in these Disclosure Schedules.

The representations and warranties contained in Article VI of the Agreement are qualified by reference to the applicable sections of the Disclosure Schedules. The parties to the Agreement agree that the Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations and warranties of the Purchaser Entities except to the extent expressly provided in the Agreement. The parties to the Agreement acknowledge that (i) the Disclosure Schedules may include items or information that are not required to be disclosed under the Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the interpretation of the Agreement or the scope of the disclosure obligations of any of the parties to the Agreement, and (iii) inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to a party. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in the Disclosure Schedules shall not imply that any other undisclosed matter having a greater value or other significance is material. The parties further acknowledge that (A) headings have been inserted on sections of the Disclosure Schedules for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Disclosure Schedules, (B) cross references that may be contained in sections of the Disclosure Schedules to other sections of the Disclosure Schedules are not all-inclusive of all disclosures contained on such referenced sections of the Disclosure Schedules, and (C) information contained in various sections of the Disclosure Schedules may be applicable to other sections of the Disclosure Schedules; accordingly, every matter, document or item referred to, set forth or described in one section of the Disclosure Schedules shall be deemed to be disclosed under each and every part, category, heading or subheading of such section and all other sections of the Disclosure Schedules and shall be deemed to qualify the representations and warranties of the Company in the Agreement relating to such other section of the Disclosure Schedules, to the extent such matter, document or item may apply if (x) a cross-reference to such other section of the Disclosure Schedules is made, or (y) it is readily apparent on its face that the disclosed matter, document or item referred to, set forth or described in such section of the Disclosure Schedules is relevant to such other section of the Disclosure Schedules.

(i)

Schedule 2.5(c)(iii) Non-Resigning Directors

[Individual names have been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

Schedule 6.3(a) Capitalization

Parent’s authorized capital stock consists of (i) an unlimited number of Common Shares, no par value and (ii) an unlimited number of preferred shares.

The number of shares of equity securities of Parent issued and outstanding as of the date of the Agreement is 12,470,335 Common Shares and no preferred shares.

Schedule 6.3(b) Equity Interests

Options to purchase 1,102,709 Common Shares are outstanding as of the date of the Agreement.

Schedule 6.4 No Conflicts

Approval from the TSX and Nasdaq is required with respect to the listing for trading of the Share Consideration.

Schedule 6.6 Absence of Changes

None

Schedule 6.7 Litigation

None

Schedule 6.8 Compliance

None

Schedule 6.9 Intellectual Property

None

Schedule 7.4(c)(i) Aggrastat Territories

[Sales information has been redacted in accordance with Section 12.2(3) of National Instrument 51-102].

Schedule 7.4(c)(ii) Brinavess Territories

[Sales information has been redacted in accordance with Section 12.2(3) of National Instrument 51-102].